Serving our markets



UNIVERSAL AMERICAN FINANCIAL CORP.

Annual Report 2003

Universal American Financial Corp. has 1,000 employees, $1.8 billion in assets and a history of profitable growth.

We offer a portfolio of life and health insurance products to the growing senior and self-employed markets, and administrative services for insured and non-insured programs in the senior market. Our company operates in the United States and Canada, where we are better known by the names of our insurance companies and services.

UNIVERSAL AMERICAN
FINANCIAL CORP.

1. SENIOR MARKET BROKERAGE

AMERICAN PIONEER LIFE INSURANCE COMPANY

AMERICAN PROGRESSIVE LIFE & HEALTH INSURANCE COMPANY OF NEW YORK

CONSTITUTION LIFE INSURANCE COMPANY

UNION BANKERS INSURANCE COMPANY

2. CAREER AGENCY

PENNSYLVANIA LIFE INSURANCE CO.

PYRAMID LIFE INSURANCE COMPANY

3. ADMINISTRATIVE SERVICES

CHCS *Services, Inc.*

(In thousands, except per share data) as of or for the years ended December 31,	2003	2002	2001
Income Statement and Other Data			
Premium In Force	$792,107	$619,170	$555,969
Total Revenues	522,748	331,523	300,943
Pretax Income	66,479	44,030	43,363
Net Income	43,052	30,127	28,925
Per Share Data (Diluted)			
Net Income	0.78	0.56	0.57
Book Value[1]	5.55	4.77	4.21
Balance Sheet Data			
Total Assets	$1,780,948	$1,401,668	$1,270,216
Stockholders' Equity	345,738	286,769	230,770

1 Diluted book value per share represents total stockholders' equity, excluding accumulated other comprehensive income, plus assumed proceeds from the exercise of vested options, divided by the total shares outstanding plus the shares assumed issued from the exercise of vested options. Accumulated other comprehensive income includes the after tax net unrealized gain (loss) on available for sale securities and unrealized foreign exchange gain (loss).

15.3%

RETURN ON EQUITY[2]

$792 million

PREMIUM IN FORCE

43%

PERCENTAGE INCREASE IN NET INCOME

2 Based on total stockholders' equity, excluding accumulated other comprehensive income.

To Our Shareholders,

I am pleased to report that 2003 was an outstanding year in all respects for Universal American. Strong internal growth coupled with several targeted acquisitions that were additive both financially and strategically led to record revenues and profits in all of our operating segments. Over the past few years, we have set out a consistent strategy and the metrics by which we measure our results. In 2003, we executed all aspects of that strategy with results that exceeded the ambitious goals that we have set for our company.

The Senior Market

Based on the irrefutable and inevitable demographics, we have identified the senior market as the primary one in which to build our company. No matter which political party is in control, no matter what happens to our economy or to the tax laws, the senior segment will continue to grow and the demand for health care and financial products designed to meet its needs will grow as well.

THE MEDICARE MARKET The core product in our senior market portfolio has been Medigap insurance, and we have built a growing and profitable book of business. However, the passage of The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 accelerated our thinking to broaden our position in the Medicare market. The legislation offers new incentives to managed care programs (now called Medicare Advantage) that may compete with traditional Medicare, but we are confident that our Medicare supplement business will continue to thrive since millions of senior Americans will want to remain in the traditional program that features free choice of doctors and hospitals. This will be particularly true in small cities and rural areas – our primary markets – which generally do not offer managed care options.

At the same time, we believe that Universal American can and should play an important role in the new Medicare Advantage programs. In order to facilitate our entry into this market, we agreed in early 2004 to acquire Heritage Health Systems, Inc., a managed care company that operates Medicare Advantage plans in Houston and Beaumont, Texas. By adding managed care products to our already strong Medigap business, we will be well-positioned to serve the increasing need for health care coverage for the growing number of seniors.

SENIOR LIFE AND ANNUITIES In 2003, we increased our emphasis on the sale of life insurance and asset-based products in order to create a balance with our health insurance business. In July 2003, we began to sell senior life insurance through the highly productive distribution capability that we acquired from Guarantee Reserve Life, resulting in more than $15 million of new life premium issued. In 2003, our production of fixed annuities increased by nearly 150% to $126 million even though we were somewhat constrained by reduced

ADMINISTRATIVE FEES
(dollars in millions)



$32.8
$42.7
$48.5
01
02
03

NET PREMIUM ISSUED
(dollars in millions)



$53.5
$72.9
$107.6
01
02
03

SENIOR *Solutions*®

"Senior Solutions is our trademarked brand to define and differentiate our comprehensive portfolio of senior market products."

spreads caused by low interest rates. In a more favorable environment, we are in a good position to increase our annuity sales substantially.

The Self-Employed Market

Penncorp Life (Canada) and Pennsylvania Life have built a highly profitable niche serving the self-employed market in the United States and Canada. Our tailored product line, featuring limited benefit income protection products and basic life insurance coverage, provides needed coverage to a growing but underserved population.

Distribution

Universal American has built a powerful and balanced distribution system to serve its chosen markets. In the United States, we have more than 26,000 independent agents in 35 states licensed to sell our senior market products, and we wrote more than $88 million of new premium in 2003. With the acquisition of Pyramid Life, we now have more than 2,000 career agents in the United States and Canada who produced more than $43 million of new premium in 2003.

We are particularly enthusiastic about the rollout of our Senior Solutions concept to the career agents. We are optimistic this branding effort will enhance our agent recruiting and increase consumer awareness of our product offerings.

Risk Management

PRICING AND UNDERWRITING Disciplined pricing and underwriting are the fundamental components that determine the profitability of our insurance products. We constantly monitor our results to make sure that our underwriting is sound and that our products are adequately priced. This discipline, a core value in our company, led to improvements in underwriting results in several of our major lines of business in 2003.

REINSURANCE Historically, Universal American has been an active and astute user of reinsurance to leverage capital and mitigate severity risk. However, as our capital base has grown, we are able to absorb more net premium and have reduced the amount of new Medicare supplement business that we cede to reinsurers.

PORTFOLIO Our goal in managing our portfolio is to generate secure and predictable cash flows to support our policy liabilities, without taking undue risk to our principal. After the turbulence caused by the credit crisis in 2002, the past year presented a different set of challenges: how to produce adequate investment income in a persistent low interest rate environment. In 2003, we built our cash position and we resisted extending the duration of our portfolio to achieve yield when rates have dropped to historic lows. This bias has a cost in current earnings, but the nature of our liabilities, balanced between interest sensitive reserves and health reserves, has allowed us to adopt a conservative posture.

Overall, we have continued to improve the credit quality of the portfolio, actively selling bonds that no longer fit our tight criteria. As of year end 2003, we had under 1% of our portfolio invested in bonds that are rated less than investment grade (as defined by S&P).

Administrative Services

Our administrative services division plays a significant operational, financial and strategic role in our company. Most important, we rely on CHCS Services, Inc. to administer our own and our clients' business in a high quality and cost effective manner. From a corporate finance perspective, we count on CHCS Services to deliver predictable profits and cash flow from fee revenue to complement the risk-based revenues in our insurance entities.

Acquisitions

Our strategy for many years has been to realize a solid rate of growth from our internal operations and opportunistically use our proven acquisition skills to boost our returns. As we refined our strategy to focus on our core markets, our criteria for acquisitions became increasingly selective as well.

The acquisition of Pyramid Life in March 2003 was ideal for Universal American in all respects. We acquired a very profitable book of in force premium but more important for the future, we acquired a career field force that specializes in selling senior market products. While the Pyramid acquisition was the most significant, we also received important contributions from two reinsurance transactions that brought us more Medicare supplement premium, the acquisition of a Medicare Select network, and the acquisition of the Guarantee Reserve field force which vastly increased our ability to sell senior life products. We look forward to the closing of the Heritage transaction in the second quarter of 2004.

There are several reasons why our acquisition strategy has worked well. First, we have consistently stayed within financial parameters that require our transactions to be immediately accretive. Next, we perform rigorous and comprehensive due diligence to mitigate the risk of a negative surprise. Finally, we are dedicated to integrating our acquisitions into our existing operations as quickly as possible. Some of the best work in our company in 2003 was done by the people who successfully brought our acquisitions into our operations on time and on budget.

Capital Structure

As we have grown and our sources of profits and cash flow have become more predictable and diversified, we have been able to access the capital markets on an increasingly favorable basis. In connection with the Pyramid acquisition, we were able to refinance our debt on better terms, most importantly at a lower interest rate. In addition, we have issued a total of $75 million of Trust Preferred securities, which gives us permanent financing and favorable treatment by the rating agencies without diluting our equity. We have used the proceeds of the Trust Preferreds, as

TOTAL PREMIUM IN FORCE
(dollars in millions)


$556.0
$619.2
$792.1
01
02
03

NET INCOME
(dollars in millions)


$28.9
$30.1
$43.1
01
02
03

BOOK VALUE PER DILUTED SHARE


$4.21
$4.77
$5.55
01
02
03

See footnote 1 on page 1.

well as cash generated by operations, to pay down our debt faster than scheduled and strengthen the capital of our growing insurance subsidiaries, while keeping a significant amount of liquidity at our holding company.

This structure has put us in an excellent position to support our continued growth, including providing the foundation upon which we can finance the pending acquisition of Heritage on a comfortable basis.

Corporate Governance

Universal American has always practiced the principles of responsible corporate governance, and in 2003 we took additional actions to ensure that we are in compliance with the rules introduced as a result of the Sarbanes-Oxley Act of 2002. Our goal is to account for our operations in a manner that accurately measures the results and conditions of our company and to disclose all pertinent information about our company in a format that is consistent and understood by our constituents.

Our efforts in this area are supported by the active involvement of our Board of Directors, seven out of nine of whom are considered "independent" under the new rules. In addition, there is a robust interaction among our management, our auditors and our Audit Committee on financial and reporting matters. We have fostered an environment of openness and honesty, with the goal of providing timely and accurate information about our company's condition and performance to all of our stakeholders.

The Results

In 2003, we achieved record results in all aspects of our business. Revenues grew by 58%, profits grew by 43%, earnings per share grew by 39%, diluted book value per share grew by 16%, and most significantly, return on equity grew to 15.3%. Of equal importance, we have continued to build an infrastructure that enables us to be optimistic about future results.

In closing, I would like to thank all those who contribute to the success of Universal American. We have assembled a terrific distribution force and we appreciate the vital role our agents play in our achievements. In addition, we have developed a team of skilled and dedicated employees who understand the importance of efficient execution and superior service to our most valuable asset: the nearly 700,000 insureds who rely on the promises that we make to them. I am particularly pleased that our share price has reflected the strides that we have made, thus rewarding our shareholders who have also placed their trust in us.

RICHARD A. BARASCH
Chairman and
Chief Executive Officer



40 million

Americans enrolled in Medicare







"Seniors today want health insurance products that offer choice as well as competitive pricing. We are well positioned to provide both."

BILL DALY
Senior Vice President, American Progressive

Health Insurance for Seniors

Over the past several years, Universal American has established itself as one of the nation's leading underwriters of Medigap insurance. Under the basic Medicare program, seniors have free choice of doctors and hospitals but are subject to significant co-pays, deductibles and limits on coverage. Our Medicare supplement products are designed to cover all or part of these out-of-pocket payments. We currently provide coverage for more than 300,000 policyholders who generate annual premiums in excess of $560 million.

We have also become one of the leaders in the sale of Medicare Select products. Medicare Select has the same coverages as Medicare supplement, but relies on a network of participating hospitals that provides discounts, which we are able to pass along to our policyholders in the form of lower premiums. In 2003, we acquired the second largest Medicare Select hospital network in the United States to solidify our strategic position.

While we continue to see a robust future in the Medigap business, we also see excellent opportunities to use our proven skills in the underwriting and distribution of health insurance products for seniors to develop an important presence in the managed care side of the business. In addition to the pending acquisition of Heritage, we will begin in 2004 to offer Medicare Advantage plans in some of our strongest markets.

Stated simply, our goal is to offer a full range of health insurance products that will be valuable and cost effective to our core market, America's seniors.

Source: Centers for Medicare & Medicaid Services, 2004.





70 million

Senior Americans
estimated by
the year 2030 ✲

“Our exclusive focus on the senior market gives us unique insights into the needs of the aging and elderly.”

MAUREEN LILLIS
Senior Vice President – Long Term Care, CHCS Services

Administration of Senior Health Care Products

Our experience and deep understanding of the senior market has enabled CHCS Services, Inc. to solidify its position as one of the nation's leading administrators of Medicare supplement and long term care insurance. Over 40 insurance and managed care companies rely on the core competencies of CHCS Services to support their senior market products.

In the past year, we were successful in attracting several new clients and our pipeline for new business remains healthy. In particular, long term care insurers are turning to CHCS Services for care management services as they begin to see an increase in their claims activity. In response, we have expanded our services to help our clients better understand, manage and lower their claims exposure.

CHCS Services continues to be a leader in the emerging eldercare business. In 2003, enrollment in our noninsurance eldercare program, called Nurse Navigator®, continued to grow. This program is built upon the expertise of our own geriatric specialists, and provides comprehensive solutions that go beyond traditional resource and referral. Nurse Navigator is supported by an eldercare Web site, senior care call center, and a national network of nurses and long term care providers. Our client roster includes insurance companies, work life organizations, employers and associations that provide our services to their employees, policyholders and members.

With years of experience in the administration of senior market services and products, CHCS Services continues to enhance its position as a leader in its field.

Source: U.S. Census Bureau, 2004.

#1

Seniors rate
financial security
as their number
one concern









"Our agents help our customers understand that asset accumulation and protection are as important during retirement as defraying health care costs."

GLENN PARKER
Executive Vice President, Pyramid Life

Asset Accumulation and Protection for Seniors

With our suite of insurance and annuity products designed exclusively for the senior market, Universal American helps individuals protect and build their savings, manage their elder care and final expense costs, and enhance their quality of life.

In 2003, we significantly expanded our reach in the final expense life insurance market with the acquisition of the Guarantee Reserve distribution force. These representatives will write their new business under our Union Bankers name.

Our career agents continue to sell a limited benefit long term care insurance to middle income seniors who want the security of knowing that their nursing home or adult day care costs will be covered. In addition, we will introduce our Acute Care product, providing long term care benefits for a shorter time period.

Finally, an increased number of retirees are taking advantage of our fixed annuity products, which combine security with favorable rates of return. In 2003, sales of our annuity products reached record highs as more of our senior customers recognized the value of this type of product in their overall retirement planning.

Looking ahead, our focus in this market has turned to alternative offerings such as a senior dental product and Asset Enhancer, a new limited pay whole life insurance product that contains long term care protection as well.

Throughout the year, we focused on marketing programs that support our agents' efforts to cross sell to current insureds, attract new customers and recruit new agents. An example of this is Senior Solutions®, the trademarked brand name and marketing platform for Universal American's initiatives in the senior market. Under the Senior Solutions brand, a comprehensive marketing program was created for our career agents encompassing products, advertising, consumer sales materials, and agent training and leads generation programs.

Source: 2001 Legislative Survey on Senior Citizens' Issues, performed by The Seniors Coalition.



18 million

Self-employed people in
the United States and Canada

"Our income protection products provide a safety net for the growing number of self-employed workers."

PETE ENGLISH
Senior Vice President, Pennsylvania Life

Insurance for the Self-Employed

Universal American has carved out a highly profitable market niche in the sale of life and accident and health insurance products to self-employed individuals in the United States and Canada. Under the banner of Pennsylvania Life in the United States and PennCorp Life in Canada, we target independent contractors, small business owners, farmers and other self-employed people who are unable to get coverage through an employer plan.

We serve this often neglected market with more than 1,000 career agents working from more than 100 offices located in small cities and rural towns throughout North America. Historically, our core product has been disability income: income protection in the event that sickness or injury prevents our insureds from earning their living. In addition, we have, with considerable success, encouraged our agents to offer life insurance and annuity products to our customers. However, as the self-employed population and our own group of insureds ages, we have expanded our offering to include senior market products that become increasingly valuable to our customers as their needs change.

Our goal is to serve the self-employed with the products that are needed throughout their life cycle.

Source: Small Business Administration 2002 and Labour Force Survey by Statistics Canada 2001.


1
2
3


4
5


6
7

Executive Team

1 **RICHARD A. BARASCH**
Chairman
and Chief Executive Officer

2 **GARY W. BRYANT**
Executive Vice President
and Chief Operating Officer

3 **ROBERT A. WAEGELEIN**
Executive Vice President
and Chief Financial Officer

4 **PAUL EDMONDSON**
President
Penncorp Life (Canada)

5 **WILLIAM E. WEHNER**
President
Pennsylvania Life

6 **JASON J. ISRAEL**
Chief Operating Officer
CHCS Services, Inc.

7 **GARY JACOBS**
President
CHCS Services, Inc.

SELECTED CONSOLIDATED FINANCIAL DATA
UNIVERSAL AMERICAN FINANCIAL CORP. AND SUBSIDIARIES

Universal American Financial Corp. and Subsidiaries

(In thousands, except per share data)

As of or for the year ended December 31,	2003[4]	2002	2001	2000[3]	1999[2]
INCOME STATEMENT DATA:					
Direct premium and policyholder fees	$ 700,415	$ 586,686	$ 513,575	$ 451,323	$ 252,553
Reinsurance premium assumed	27,042	5,075	2,549	3,055	1,751
Reinsurance premium ceded	(280,489)	(325,184)	(286,918)	(234,625)	(138,827)
Net premium and other policyholder fees	446,968	266,577	229,206	219,753	115,477
Net investment income	61,075	57,716	57,812	56,945	29,313
Realized gains (losses)	2,057	(5,083)	3,078	146	(241)
Fee and other income	12,648	12,313	10,847	7,247	3,587
Total revenues	522,748	331,523	300,943	284,091	148,136
Total benefits, claims and other deductions	456,269	287,493	257,580	251,025	132,080
Income before taxes	66,479	44,030	43,363	33,066	16,056
Net income	43,052	30,127	28,925	22,885	9,813
Net income applicable to common shareholders[1]	43,052	30,127	28,925	22,885	9,633
PER SHARE DATA:					
Net income applicable to common shareholders:[1]					
Basic	$ 0.80	$ 0.57	$ 0.58	$ 0.49	$ 0.42
Diluted	$ 0.78	$ 0.56	$ 0.57	$ 0.49	$ 0.34
Book value per share	$ 6.41	$ 5.42	$ 4.38	$ 3.72	$ 2.92
BALANCE SHEET DATA:					
Total cash and investments	$1,286,508	$ 999,902	$ 879,223	$ 824,930	$ 812,297
Total assets	1,780,948	1,401,668	1,270,216	1,189,864	1,153,421
Policyholder related liabilities	1,251,055	993,686	914,073	884,011	877,347
Outstanding bank debt	38,172	50,775	61,475	69,650	70,000
Trust preferred securities	75,000	15,000	–	–	–
Total stockholders' equity	345,738	286,769	230,770	173,949	133,965
DATA REPORTED TO REGULATORS:[5]					
Statutory capital and surplus	$ 179,028	$ 129,679	$ 123,285	$ 101,367	$ 105,281
Asset valuation reserve	1,542	858	3,985	5,384	5,585
Adjusted capital and surplus	$ 180,570	$ 130,537	$ 127,270	$ 106,751	$ 110,866

[1] After provision for Series C Preferred Stock dividends of $180 for the year ended December 31, 1999.
[2] Includes the results of the companies acquired in the 1999 acquisition, since their acquisition on July 30, 1999.
[3] Includes the results of American Insurance Administration Group, Inc. since its acquisition on January 6, 2000, and Capitated Health Care Services, Inc. since its acquisition on August 10, 2000.
[4] Includes the results of Pyramid Life since its acquisition on March 31, 2003.
[5] Includes capital and surplus of Penncorp Life (Canada) of C$82,907 as of December 31, 2003, C$59,724 as of December 31, 2002, C$32,314 as of December 31, 2001, C$30,421 as of December 31, 2000 and C$31,531 as of December 31, 1999, as reported to the Office of the Superintendent of Financial Institutions Canada, converted at the related exchange rates of C$0.7654 per U.S. $1.00 as of December 31, 2003, C$0.6377 per U.S. $1.00 as of December 31, 2002, C$0.6261 per U.S. $1.00 as of December 31, 2001, C$0.6671 per U.S. $1.00 as of December 31, 2000, and C$0.6900 per U.S. $1.00 as of December 31, 1999.

The purpose of this section is to discuss and analyze our consolidated results of operations, financial condition, and liquidity and capital resources. This analysis should be read in conjunction with our consolidated financial statements and related notes, which appear elsewhere in this report and are also contained in our Form 10-K for the year ended December 31, 2003, which is filed with the Securities and Exchange Commission.

Forward-Looking Statements Certain statements in this report or incorporated by reference into this report and oral statements made from time to time by our representatives constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements not based on historical information. They relate to future operations, strategies, financial results or other developments. In particular, statements using verbs such as "expect," "anticipate," "believe," "estimate," "plan," "intend" or similar words generally involve forward-looking statements. Forward-looking statements include statements about development and distribution of our products, investment spreads or yields, the impact of proposed or completed acquisitions, the adequacy of reserves or the earnings or profitability of our activities. Forward-looking statements are based upon estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control and are subject to change. These uncertainties can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable risks and uncertainties, some of which relate particularly to our business, such as our ability to set adequate premium rates and maintain adequate reserves, our ability to compete effectively and our ability to grow our business through internal growth as well as through acquisitions. Other risks and uncertainties may be related to the insurance industry generally or the overall economy, such as regulatory developments, industry consolidation and general economic conditions and interest rates. We disclaim any obligation to update forward-looking statements.

Introduction We own ten insurance companies (collectively, the "Insurance Subsidiaries"): American Progressive Life & Health Insurance Company of New York ("American Progressive"), American Pioneer Life Insurance Company ("American Pioneer"), American Exchange Life Insurance Company ("American Exchange"), Constitution Life Insurance Company ("Constitution"), Marquette National Life Insurance Company ("Marquette"), Peninsular Life Insurance Company ("Peninsular"), Pennsylvania Life Insurance Company ("Pennsylvania Life"), Penncorp Life Insurance Company ("Penncorp Life (Canada)"), Pyramid Life Insurance Company ("Pyramid Life") and Union Bankers Insurance Company ("Union Bankers"). Collectively, our insurance company subsidiaries are licensed to sell life and accident and health insurance in all 50 states, the District of Columbia and all the provinces of Canada. In addition to our insurance company subsidiaries, we own a third party administrator, CHCS Services, Inc., that administers senior market business for more than 48 unaffiliated insurance companies, and also administers such business for our own companies. Pyramid Life was acquired on March 31, 2003 and its operating results prior to the date of acquisition are not included in Universal American's consolidated results of operations.

Overview Our principal business segments are: Career Agency, Senior Market Brokerage and Administrative Services. We also report the activities of our holding company in a separate segment. Reclassifications have been made to conform prior year amounts to the current year presentation. A description of our segments follows:

CAREER AGENCY – The Career Agency segment is comprised of the operations of Pennsylvania Life, Penncorp Life (Canada), and, beginning March 31, 2003, Pyramid Life. Pennsylvania Life and Pyramid Life operate in the United States, while Penncorp Life (Canada) operates exclusively in Canada. This segment's products include Medicare Supplement/Select, other supplemental senior health insurance, fixed benefit accident and sickness disability insurance, life insurance, and annuities and are distributed by career agents who are under contract with Pennsylvania Life, Pyramid Life or Penncorp Life (Canada).

SENIOR MARKET BROKERAGE – This segment includes the operations of American Pioneer, American Progressive, Constitution and Union Bankers that distribute senior market products through non-exclusive general agency and brokerage distribution systems. The products include Medicare Supplement/Select, long term care, senior life insurance and annuities.

ADMINISTRATIVE SERVICES – CHCS Services, Inc. acts as a third party administrator and service provider for both affiliated and unaffiliated insurance companies, primarily with respect to senior market insurance products and non-insurance products. The services provided include policy underwriting and issuance, telephone and face-to-face verification, policyholder services, claims adjudication, case management, care assessment and referral to health care facilities.

CORPORATE – This segment reflects the activities of our holding company, including the payment of interest on our debt, certain senior executive compensation, and the expense of being a public company.

Intersegment revenues and expenses are reported on a gross basis in each of the operating segments. These intersegment revenue and expenses affect the amounts reported on the individual financial statement line items, but are eliminated in consolidation and do not change operating income before taxes. The significant items eliminated include intersegment revenue and expense relating to services performed by the Administrative Services segment for the Career Agency and Senior Market Brokerage segments and interest on notes issued by the Corporate segment to the other operating segments.

Critical Accounting Policies and Estimates Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of assets and liabilities reported by us at the date of the financial statements and the revenues and expenses reported during the reporting period. In developing these estimates, management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the financial statements. As additional information becomes available or actual amounts become determinable, the recorded estimates may be revised and reflected in operating results. Actual results could differ from those estimates. We have identified the following accounts that involve a higher degree of judgment and are subject to a significant degree of variability: policy-related liabilities, deferred policy acquisition costs, present value of future profits and other amortizing intangibles, valuation of certain investments and income taxes.

Policy related liabilities We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use in the pricing of our products. For our accident and health insurance business, we establish an active life reserve plus a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims, as well as a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extra contractual damage awards. Therefore, the reserves and liabilities we establish are based on extensive estimates, assumptions and prior years' statistics. When we acquire other insurance companies or blocks of insurance, our assessment of the adequacy of transferred policy liabilities is subject to similar estimates and assumptions. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in reduced net income and shareholders' equity.

Deferred policy acquisition costs The cost of acquiring new business, principally nonlevel commissions and agency production, underwriting, policy issuance, and associated costs, all of which vary with, and are primarily related to, the production of new and renewal business, have been deferred. For interest-sensitive life and annuity products, these costs are being amortized in relation to the present value of expected gross profits on the policies arising principally from investment, mortality and expense margins in accordance with SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." For other life and health products, these costs are amortized in proportion to premium revenue using the same assumptions used in estimating the liabilities for future policy benefits in accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises."

The determination of expected gross profits for interest-sensitive products is an inherently uncertain process that relies on assumptions including projected interest rates and the persistency of the policies issued, as well as anticipated benefits, commissions and expenses. It is possible that the actual profits from the business will vary materially from the assumptions used in the determination and amortization of deferred acquisition costs. Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses.

Present Value of Future Profits and other Intangibles Business combinations accounted for as a purchase result in the allocation of the purchase consideration to the fair values of the assets and liabilities acquired, including the present value of future profits, establishing such fair values as the new accounting basis. The present value of future profits is based on an estimate of the cash flows of the in force business acquired, discounted to reflect the present value of those cash flows. The discount rate selected depends upon the general market conditions at the time of the acquisition and the inherent risk in the transaction. Purchase consideration in excess of the fair value of net assets acquired, including the present value of future profits and other identified intangibles, for a specific acquisition, is allocated to goodwill. Allocation of purchase price is performed in the period in which the purchase is consummated. Adjustments, if any, in subsequent periods relate to resolution of pre-acquisition contingencies and refinements made to estimates of fair value in connection with the preliminary allocation.

Amortization of present value of future profits is based upon the pattern of the projected cash flows of the in-force business acquired, over periods ranging from 10 to 40 years. Other identified intangibles are amortized over their estimated lives. Prior to December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging from 20 to 30 years. Subsequent to December 31, 2001, goodwill is no longer amortized; see "Adoption of New Accounting Pronouncements" below.

On a periodic basis, management reviews the unamortized balances of present value of future profits, goodwill and other identified intangibles to determine whether events or circumstances indicate the carrying value of such assets is not recoverable, in which case an impairment charge would be recognized. Management believes that no impairments of present value of future profits, goodwill or other identified intangibles existed as of December 31, 2003.

Investment valuation Fair value of investments is based upon quoted market prices, where available, or on values obtained from independent pricing services. For certain mortgage and asset-backed securities, the determination of fair value is based primarily upon the amount and timing of expected future cash flows of the security. Estimates of these cash flows are based upon current economic conditions, past credit loss experience and other circumstances.

We regularly evaluate the amortized cost of our investments compared with the fair value of those investments. Impairments of securities generally are recognized when a decline in fair value below the amortized cost basis is considered to be other-than-temporary. Generally, we consider a decline in fair value to be other-than-temporary when the fair value of an individual security is below amortized cost for an extended period and we do not believe that recovery in fair value is probable. Impairment losses for certain mortgage and asset-backed securities are recognized when an adverse change in the amount or timing of estimated cash flows occurs, unless the adverse change is solely a result of changes in estimated market interest rates. The cost basis for securities determined to be impaired are reduced to their fair value, with the excess of the cost basis over the fair value recognized as a realized investment loss.

Income taxes We use the asset and liability method to account for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of a change in tax rates.

We establish valuation allowances on our deferred tax assets for amounts that we determine will not be recoverable based upon our analysis of projected taxable income and our ability to implement prudent and feasible tax planning strategies. Increases in these valuation allowances are recognized as deferred tax expense. Subsequent determinations that portions of the valuation allowances are no longer necessary are reflected as deferred tax benefits. To the extent that valuation allowances were established in conjunction with acquisitions, changes in those allowances are first applied to increasing or decreasing the goodwill (but not below zero) or other intangibles related to the acquisition and then applied as an increase or decrease in income tax expense.

Acquisitions, Divestitures and Financing Activity

Acquisition of Ameriplus On August 1, 2003, we acquired 100% of the outstanding common stock of Ameriplus Preferred Care, Inc. ("Ameriplus"). Ameriplus is engaged in the business of creating and maintaining a network of hospitals for the purpose of providing discounts to our Medicare Select policyholders. Ameriplus' network is utilized in connection with Medicare Select policies written by our subsidiaries and can be offered to non-affiliated parties as well. Ameriplus receives network fees when premiums for these Medicare Select policies are collected.

Acquisition of Guarantee Reserve Marketing Organization Effective July 1, 2003, we entered into an agreement with Swiss Re and its newly acquired subsidiary, Guarantee Reserve Life Insurance Company ("Guarantee Reserve"), to acquire Guarantee Reserve's marketing organization including all rights to do business with its field force. The primary product sold by this marketing organization is low face amount whole life insurance, primarily for seniors.

Beginning July 1, 2003, the Guarantee Reserve field force continued to write this business in Guarantee Reserve, with us administering all new business and assuming 50% of the risk through a quota share reinsurance arrangement. Beginning in the second quarter of 2004 as the products are approved for sale in each state, new business will be written by our subsidiaries, with 50% of the risk ceded to Swiss Re.

Since its acquisition in 2003, this marketing organization produced more than 36,000 applications and more than $15.2 million of issued annualized life insurance premium, which is 50% retained by us.

Recapture of Reinsurance Ceded Effective April 1, 2003, our subsidiary, American Pioneer entered into agreements to recapture approximately $48 million of Medicare Supplement business that had previously been reinsured to Transamerica Occidental Life Insurance Company, Reinsurance Division ("Transamerica") under two quota share contracts. In 1996, American Pioneer entered into two reinsurance treaties with Transamerica. Pursuant to the first of these contracts American Pioneer ceded to Transamerica 90% of approximately $50 million of annualized premium that it had acquired from First National Life Insurance Company in 1996. Under the second contract, as subsequently amended, American Pioneer agreed to cede to Transamerica 75% of certain new business from October 1996 through December 31, 1999. As of April 1, 2003, approximately $27 million remained ceded under the First National treaty and approximately $16 million remained ceded under the new business treaty.

As part of an effort to exit certain non-core lines of business, Transamerica approached the Company in 2002 to determine our interest in recapturing the two treaties. Under the terms of the recapture agreements, Transamerica transferred approximately $18 million in cash to American Pioneer to cover the statutory reserves recaptured by American Pioneer. No ceding allowance was paid by American Pioneer in the recapture and American Pioneer currently retains 100% of the risks on the $48 million of Medicare Supplement business. There was no gain or loss reported on these recapture agreements.

Acquisition of Pyramid Life On March 31, 2003, we acquired all of the outstanding common stock of Pyramid Life. Pyramid Life specializes in selling health and life insurance products to the senior market, including Medicare Supplement and Select, long term care, life insurance, and annuities. With this acquisition we acquired a $120 million block of in-force business, as well as a career sales force that is skilled in selling senior market insurance products. Pyramid Life markets its products in 26 states through a career agency sales force of over 1,100 agents operating out of 32 Senior Solutions Sales Centers. During the full year 2003, Pyramid Life agents produced more than $27 million of annualized new sales. Following a transition period that took approximately 10 months, the Pyramid Life business has been fully transitioned into our existing operations, where we will be able to take advantage of increased scale and efficiencies. Operating results generated by Pyramid Life prior to the date of acquisition are not included in our consolidated financial statements. Refer to Note 3 – Business Combinations in our consolidated financial statements, which appear elsewhere in this report and are also contained in our Form 10-K, for additional information on the acquisition.

Refinancing of Debt Prior to March 31, 2003, we had $38 million outstanding on our term loan credit facility. In connection with the acquisition of Pyramid Life (see Note 3 – Business Combinations in our consolidated financial statements, which appear elsewhere in this report and are also contained in our Form 10-K) on March 31, 2003, we entered into a new $80 million credit facility consisting of a $65 million term loan and a $15 million revolving loan facility. We used the proceeds from the new term loan to repay the balance outstanding on our existing term loan and fund the purchase of Pyramid Life. The early extinguishment of the existing debt resulted in the immediate amortization of the related capitalized loan origination fees, resulting in a pre-tax expense of approximately $1.8 million. A portion of the proceeds from Trust preferred issuances in May 2003 and October 2003 (see below) were used to reduce the balance of the term loan by $21.0 million during 2003. None of the revolving loan facility was drawn as of December 31, 2003 (Refer to Note 14 – Loan Agreements in our consolidated financial statements, which appear elsewhere in this report and are also contained in our Form 10-K).

Trust Preferred Issuances During 2003, we issued $60.0 million of fixed and floating rate trust preferred securities through subsidiary trusts, which including the $15.0 million issued in December 2002, results in a total of $75 million of such securities outstanding. A portion of the proceeds was used to repay our existing debt and the balance was retained at the parent company for general corporate purposes (for more detailed information, see Note 15 – Trust Preferred Securities, in our consolidated financial statements, which appear elsewhere in this report and are also contained in our Form 10-K).

Acquisition of Nationwide Block of Business In November 2002 we entered into an agreement with Nationwide Life Insurance Company ("Nationwide") to acquire, through a 100% quota share reinsurance agreement, Nationwide's individual Medicare Supplement policies. Approximately $22 million of annualized premium was in force at December 31, 2003.

Pending Transaction – Acquisition of Heritage Health Systems, Inc. In March 2004, we signed a definitive contract to acquire Heritage Health Systems, Inc. ("Heritage"), a privately owned managed care company that operates Medicare Advantage plans in Houston and Beaumont, Texas, for approximately $98 million in cash. The closing of the acquisition is subject to regulatory approvals and other customary conditions, and is expected to occur in the second quarter of 2004. Founded in 1995, Heritage has approximately 15,700 Medicare members and has annualized revenues of approximately $132 million. As of the closing, Heritage is projected to have approximately $14 million of equity capital and no debt.

We intend to finance this acquisition using approximately $34 million of cash on hand, with the balance coming from the proceeds of a senior credit facility to be arranged by Banc of America Securities, LLC. In connection with this financing, we will incur a non-cash, after-tax expense of approximately $1.1 million relating to the unamortized fees on the current facility that will be replaced.

Health Maintenance Organization ("HMOs") Dis-enrollment Beginning in 1998, many HMOs realized that their Medicare programs were unprofitable and, therefore, decided to terminate these programs. As a result, millions of seniors were involuntarily dis-enrolled from these programs. This development contributed to our increased new sales of Medicare Supplement products in 2001 and 2000. Under applicable legislation, such dis-enrollees had the right to acquire Medicare Supplement insurance without medical underwriting or pre-existing condition limitations. As we expected, beginning in 2002 new sales of our Medicare products have slowed since the HMOs are not dis-enrolling members as much as they were in prior years. To offset this impact, we have continued to expand geographically, and we have stepped up recruiting efforts to augment our production. Additionally, we have increased our retention on new Medicare Supplement business. As a result, we believe that we will continue to grow our net premiums.

Results of Operations – Consolidated Overview

For the year ended December 31, (In thousands)	2003	2002	2001
Career Agency[1]	$ 46,472	$ 33,470	$ 28,427
Senior Market Brokerage[1]	17,678	14,904	13,716
Administrative Services[1]	11,018	7,632	6,625
Corporate & Eliminations	(10,746)	(6,893)	(8,483)
Realized gains (losses)	2,057	(5,083)	3,078
Income before income taxes[1]	66,479	44,030	43,363
Income taxes, excluding capital gains and other items	(23,325)	(17,286)	(14,098)
Income taxes on capital gains	(720)	1,779	(1,077)
Income taxes on early extinguishments of debt	618	–	–
Release of valuation allowance	–	1,604	737
Total income taxes	(23,427)	(13,903)	(14,438)
Net income	$ 43,052	$ 30,127	$ 28,925
Per Share Data (Diluted):			
Net income	$ 0.78	$ 0.56	$ 0.57

[1] We evaluate the results of operations of our segments based on income before realized gains and income taxes. Management believes that realized gains and losses are not indicative of overall operating trends. This differs from generally accepted accounting principles, which includes the effect of realized gains in the determination of net income. The schedule above reconciles our operating income to net income in accordance with generally accepted accounting principles.

Years Ended December 31, 2003 and 2002 Net income for 2003 increased 43%, to $43.1 million, or $0.78 per share, compared to $30.1 million, or $0.56 per share in 2002.

During 2003, we recognized realized gains, net of tax of $1.3 million, or $0.02 per share, compared to realized losses, net of tax of $3.3 million, or $0.06 per share in 2002. The losses in 2002 were primarily a result of the recognition of an impairment of our WorldCom holdings.

In connection with the acquisition of Pyramid Life on March 31, 2003, we refinanced our credit facility. As a result of the repayment of our existing debt, we were required to write off the unamortized portion of the fees we incurred for that debt. This resulted in a pre-tax, non-cash charge of $1.8 million (the "financing charge"), which is included in the operating loss of the Corporate segment.

Our overall effective tax rate was 35.2% for 2003 as compared to 31.6% for 2002. As noted below, 2002 results benefited from the release of a portion of a tax valuation reserve that added $0.03 per share. Excluding the release of the tax valuation allowance, the effective tax rate was 35.2% in 2002.

Our Career Agency segment results improved by $13.0 million, or 39%, to $46.5 million in 2003 compared to 2002, primarily as a result of the acquisition of Pyramid Life, as well as the strengthening of the Canadian dollar.

Senior Market Brokerage segment 2003 results improved by $2.8 million, or 19%, to $17.7 million compared to 2002. This improvement is the result of the increase in our net retained business and improved loss ratios for our Medicare Supplement/Select business.

Administrative Services segment income improved by $3.4 million, or 44%, compared to 2002. This improvement is primarily a result of the growth in premiums managed and the scheduled reduction in the amortization of the present value of future profits ("PVFP").

The loss from the Corporate segment increased by $3.9 million, or 56%, compared to 2002, due primarily to the charge associated with the refinancing of our debt and the increase in financing costs and other parent company expenses.

Years Ended December 31, 2002 and 2001 Net income increased by $1.2 million to $30.1 million ($0.56 per share) in 2002, compared to $28.9 million ($0.57 per share) in 2001. The decease in the per share amounts results from to the 7.5% increase in the weighted shares outstanding in 2002 as a result of the equity offering in July 2001.

Our overall effective tax rate was 31.6% for 2002 as compared to 33.2% in 2001. As a result of the increased profitability of our Career Agency and Senior Market Brokerage segments, valuation allowances on certain of the tax loss carryforwards were no longer considered necessary during both 2002 and 2001. The amount of the valuation allowance released through deferred income tax expense during 2002 was $1.6 million, or $0.03 per share, compared to $0.7 million, or $0.01, per share during 2001. Excluding the release of the tax valuation allowance, the effective tax rate on operating income was 35.2% in 2002, compared to 35.0% in 2001.

We incurred realized losses, net of tax, of $3.3 million or $.06 per share in 2002, largely as the result of the loss on our WorldCom bonds. This compares to the net realized gain of $2.0 million or $.04 per diluted share in 2001.

Our Career Agency segment income increased by $5.0 million or 18%, compared to 2001. This reflects an increase in new sales and improved loss ratios for our disability business.

Our senior market brokerage segment results improved by $1.2 million, or more than 9%. This improvement was primarily the result of improved loss ratios for our Medicare Supplement/Select business. However, this was partially offset by an increase in claims relating to a block of home health care policies that we stopped selling in 2000.

Administrative services segment income improved by $1.0 million or 15% in 2002 compared to 2001. The increase is due primarily to the growth in the Medicare Supplement business being serviced by our administrative services company.

The decrease in the loss from our corporate segment is due primarily to the reduction in interest cost. This reduction was due to a combination of a declining balance of debt outstanding as a result of principal repayments and reductions in the weighted average interest rates for the year, compared to 2001.

Segment Results – Career Agency

For the year ended December 31, (In thousands)	2003	2002	2001
Net premiums and policyholder fees:			
Life and annuity	$ 20,267	$ 14,900	$ 14,116
Accident & health	199,661	110,450	112,028
Net premiums	219,928	125,350	126,144
Net investment income	37,244	33,537	32,768
Other income	509	328	1,383
Total revenue	257,681	159,215	160,295
Policyholder benefits	137,278	75,519	83,947
Interest credited to policyholders	6,305	2,910	1,981
Change in deferred acquisition costs	(26,493)	(15,308)	(12,178)
Amortization of present value of future profits and goodwill	2,335	–	7
Commissions and general expenses, net of allowances	91,784	62,624	58,111
Total benefits, claims and other deductions	211,209	125,745	131,868
Segment income	$ 46,472	$ 33,470	$ 28,427

The operations of Penncorp Life (Canada), which are included in the Career Agency segment results, are transacted using the Canadian dollar as the functional currency. The Canadian dollar has strengthened relative to the U.S. dollar. The average conversion rate increased 12%, to C$0.7141 per US$1.00 for 2003, from C$0.6370 per US$1.00 for 2002. This strengthening added approximately $1.5 million to the Career Agency segment results for 2003, compared to 2002. See Quantitative and Qualitative Disclosures about Market Risk for additional information.

Years ended December 31, 2003 and 2002 Our Career Agency segment results improved by $13.0 million, or 39%, to $46.5 million in 2003 compared to 2002, primarily as a result of the acquisition of Pyramid Life, as well as the strengthening of the Canadian dollar.

Revenues. Net premiums for the Career Agency segment increased by approximately $94.6 million, or 76%, compared to 2002, primarily as a result of the $88.4 million in premiums from the Pyramid Life business. Canadian premiums accounted for approximately 25% of the net premiums of this segment in 2003 and 39% of the net premiums in 2002. Net Canadian premiums increased approximately $6.6 million; however, the percentage of Canadian premiums dropped as a result of the increase in U.S. premiums from the addition of the Pyramid Life business.

Our Career agents also sold $63.6 million of fixed annuities during 2003, compared to $33.0 million in 2002. Annuity deposits are not considered premiums for reporting in accordance with generally accepted accounting principles.

Net investment income increased by approximately $3.7 million, or 11%, compared to 2002. The increase is due to an increase in the segment's invested assets from the acquisition of Pyramid Life (net of the assets used to fund a portion of the acquisition) and the sale of annuities, offset by a decrease in overall investment yields.

Benefits, Claims and Other Deductions. Policyholder benefits, including the change in reserves, increased by $61.8 million, or 82% compared to 2002, primarily as a result of the increase in business in force. Approximately $60.9 million of the increase relates to the Pyramid Life business added in 2003. Overall loss ratios for the segment increased to 62% in 2003 from 60% in 2002, primarily due to the increase in Medicare Supplement business from the Pyramid Life acquisition, which has higher loss ratios than the existing Career Agency Segment business. Interest credited increased by $3.4 million, due to the increase in annuity balances as a result of the continued strong sales.

The increase in deferred acquisition costs was approximately $11.2 million more in 2003, compared to the increase in 2002. This was directly related to the increase in the new business added by Pyramid Life, as well as continued strong sales of annuities generated by the segment during 2003.

Commissions and general expenses increased by approximately $29.2 million, or 47%, in 2003 compared to 2002. Approximately $27.2 million of the increase relates to the Pyramid Life business, with the balance relating primarily to the increase in the segment's new business.

Years ended December 31, 2002 and 2001 Our Career Agency segment income increased by $5.0 million, or 18%, compared to 2001. This reflects an increase in new sales and improved loss ratios for our disability business.

Revenues. Net premiums for 2002 fell by approximately 0.6% compared to 2001. Canadian operations accounted for approximately 39% of the net premiums for the segment in 2002, compared to 37% in 2001. New sales during 2002 increased by 10% over 2001. This increase was driven by a 9% increase in sales in the U.S. and a 12% increase in sales in Canada. The increase in production in the U.S. came from sales of our senior market products, such as Medicare Supplement, long term care and senior life, which accounted for 49% of the new sales in the U.S. Our Career agents also sold $33.0 million of fixed annuities during 2002, compared to $8.4 million in 2001, that are not reported as premiums for GAAP.

Net investment income increased by approximately 2% over 2001. The increase is due to an increase in the segment's invested assets, offset by a decrease in the overall yield. Other income decreased by $1.1 million, due primarily to a decrease in the sale of non-insurance products.

Benefits, Claims and Other Deductions. Policyholder benefits, including the change in reserves, decreased by approximately 10% compared to 2001. Overall loss ratios for the segment improved from 67% in 2001 to 60% in 2002, primarily in our disability line as a result of active rate and claims management. Interest credited increased by $1.0 million, consistent with the increase in fixed annuities.

The increase in deferred acquisition costs was approximately $3.1 million more in 2002 than the increase in 2001. This was directly related to the increase in the new business, including annuities, generated by the segment during 2002.

Commissions and general expenses increased by approximately $4.5 million, or 8%, in 2002 compared to 2001. This related primarily to the increase in new business, including annuities.

Segment Results – Senior Market Brokerage

For the year ended December 31, (In thousands)	2003	2002	2001
Net premiums and policyholder fees:			
Life and annuity	$ 19,198	$ 16,169	$ 16,491
Accident & health	207,842	125,058	86,571
Net premiums	227,040	141,227	103,062
Net investment income	23,873	23,946	25,174
Other income	415	325	205
Total revenue	251,328	165,498	128,441
Policyholder benefits	169,356	105,887	81,072
Interest credited to policyholders	8,595	8,053	8,288
Change in deferred acquisition costs	(24,610)	(12,575)	(7,038)
Amortization of present value of future profits and goodwill	317	128	424
Commissions and general expenses, net of allowances	79,992	49,101	31,979
Total benefits, claims and other deductions	233,650	150,594	114,725
Segment income	$ 17,678	$ 14,904	$ 13,716

The table below details the gross premiums and policyholder fees collected for the major product lines in the Senior Market brokerage segment and the corresponding average amount of net premium retained after reinsurance. We reinsure a substantial portion of our Senior Market Brokerage products to unaffiliated third party reinsurers under various quota share coinsurance agreements. Medicare Supplement/Select written premium is reinsured under quota share coinsurance agreements ranging between 25% and 75% based upon the geographic distribution of the underlying policies. We have also acquired various blocks of Medicare Supplement premium, which are 100% reinsured under quota share coinsurance agreements. Under our reinsurance agreements, we reinsure the claims incurred and commissions on a pro rata basis and receive additional expense allowances for policy issue, administration and premium taxes. In 2002 and 2003, we increased our retention on new Medicare Supplement/Select business, causing the percentage of net retained premium to increase as seen below. Additionally, the recapture of the Transamerica treaties, effective April 1, 2003, and the acquisition of the Nationwide block of Medicare Supplement business in November 2002, increased the net retained premium. Beginning in 2004, all new Medicare Supplement/Select business will be 100% retained.

	2003		2002		2001	
(In thousands)	Gross Premiums	Net Retained	Gross Premiums	Net Retained	Gross Premiums	Net Retained
Medicare Supplement acquired	$ 177,592	39%	$ 151,073	11%	$ 149,287	7%
Medicare Supplement/Select written	253,455	47%	241,411	36%	161,121	31%
Other senior supplemental health	25,799	60%	24,949	60%	22,553	61%
Other health	15,564	31%	20,318	29%	29,526	47%
Senior life insurance	13,554	62%	8,227	58%	8,328	69%
Other life	13,110	83%	14,716	79%	14,700	73%
Total gross premiums	$ 499,074	46%	$ 460,694	31%	$ 385,515	27%

Year ended December 31, 2003 and 2002 Senior Market Brokerage segment 2003 results improved by $2.8 million, or 19%, to $17.7 million compared to 2002. This improvement was the result of the increase in our net retained business and improved loss ratios for our Medicare Supplement/Select business.

Revenues. Gross direct and assumed premium written increased $38.4 million, or 8%, to $499.1 million over 2002. The increase in the Medicare Supplement acquired premiums of $26.5 million, or 18%, was primarily due to the premiums assumed from the Nationwide block of business, beginning in November 2002. Medicare Supplement/Select premiums increased $12.0 million, or 5%, as a result of continued new sales, rate increases and better than assumed persistency. The increase was partially offset by the excess lapsation of a block of Connecticut Medicare Supplement business during the first quarter of 2003. During 2003, we also experienced a 65%, or $5.3 million, increase in senior life insurance premium due to organic growth, as well as the addition of the premium written by the recently acquired Guarantee Reserve marketing organization. These increases were partially offset by a decrease of $4.8 million in other health premium, primarily as a result of anticipated lapsation.

Net premiums for 2003 increased by $85.8 million, or 52%, over 2002. Net premiums grew faster than gross premiums primarily as a result of the recapture of the Transamerica treaties, the acquisition of the Nationwide business, and our decision to reinsure less premium and retain more risk on our new business. This was reflected in the increase in the percentage of the net amount of premium retained to 46% in 2003 from 31% in 2002.

Approximately $62.3 million in annuity deposits were received during 2003 compared to $17.3 million during. Annuity deposits are not considered premiums for reporting in accordance with generally accepted accounting principles.

Net investment income for 2003 was level with 2003, as the increase in the segment's invested assets was offset by an overall decline in reinvestment yields.

Benefits, Claims and Other Deductions. Policyholder benefits, including the change in reserves, increased by approximately $63.5 million, or 60%, compared to 2002. The increase was due primarily to the increase in our net retained business as a result of the recapture of the Transamerica treaties, our acquisition of the Nationwide block of business and the increase in our net retained new business premium. Additionally, we experienced an increase in losses on the discontinued block of Florida home healthcare business over 2002, as well as favorable experience and reserve development on certain runoff blocks of business in the first quarter of 2002 that did not repeat in 2003. However, during 2003, loss ratios on our Medicare Supplement/Select business improved to 67.6% from 69.1% in 2002.

Interest credited to policyholders increased by $0.5 million, or 7%, compared to 2002 due to the increase in annuity balances as a result of strong sales of annuities.

The increase in deferred acquisition costs was approximately $12.0 million more in 2003, compared to the increase in 2002. The increase was driven by the increase in new life and annuity business written, as well as our higher retention on new business. Acquisition costs for life business were incurred on annualized premium written, including the $15.2 million of annualized premium written by the Guarantee Reserve marketing organization. Acquisition costs for annuities were based on the amount deposited, which is not considered premiums for reporting in accordance with generally accepted accounting principles. The increase was offset, in part, by the accelerated amortization of the deferred costs relating to excess lapsation of a block of Connecticut Medicare Supplement policies during the first quarter of 2003.

Commissions and other operating expenses increased by approximately $30.9 million, or 63%, in 2003 compared to 2002. The following table details the components of commission and other operating expenses:

(In thousands)	2003	2002
Commissions	$ 83,171	$ 80,816
Other operating costs	63,698	60,455
Reinsurance allowances	(66,877)	(92,170)
Commissions and general expenses, net of allowances	$ 79,992	$ 49,101

The ratio of commissions to gross premiums decreased to 16.7% during 2003, from 17.5% in 2002, as a result of the growth in the in force renewal premium from better persistency and rate increases. Other operating costs as a percentage of gross premiums decreased to 12.8% during 2003 compared to 13.12% in 2002. Commission and expense allowances received from reinsurers as a percentage of the premiums ceded also decreased to 24.6% during 2003 compared to 28.9% in 2002, primarily due to the reduction in new business ceded, the recapture of the Transamerica treaties, and the effects of normal lower commission allowances on a growing base of renewal ceded business.

Year ended December 31, 2002 and 2001 Our senior market brokerage segment results improved by $1.2 million, or more than 9%. This improvement was primarily the result of improved loss ratios for our Medicare Supplement/Select business. However, this was partially offset by an increase in claims relating to a block of home health care policies that we stopped selling in 2000.

Revenues. New production of our Senior Market products amounted to $98.2 million in 2002. This represented a 10% decrease compared to $109.5 million in 2001. As we anticipated, new sales of our Medicare products have slowed since Health Maintenance Organizations ("HMOs") were not dis-enrolling members as much as in prior years. We have continued to expand geographically and have increased our recruiting efforts to further augment our production. Additionally, $17.6 million of fixed annuities were sold during 2002, compared to $7.1 million in 2001, which were not reported as premiums for GAAP.

Gross premium increased $75.2 million, or 20%, over 2001 despite the slowdown in new production. The increase in gross premium includes a $87.5 million, or 54%, increase on Medicare Supplement/Select business written as a result of continued new sales. In addition, premiums increased due to normal rate increases implemented by us and better than assumed persistency. Other senior supplemental health premium, which includes long term care, nursing home and home health care increased 11%, or $2.4 million. These increases were partially offset by a decrease of $16.4 million, or 56%, in other health premium, primarily as a result of our decision to exit the major medical line of business.

In November 2002, we entered into an agreement with Nationwide Life Insurance Company to reinsure a block of its Medicare Supplement business with annualized premium in force of approximately $20.0 million. This added approximately $3.5 million of premium to the Medicare Supplement acquired line.

Net premiums for 2002 increased to $141.2 million, an increase of 37% compared to 2001. Net premiums grew more than gross premium as a result of our decision to reinsure less premium and retain more risk. The net amount of premium retained increased from 27% in 2001 to 31% in 2002 due to the increase in retention on new Medicare Supplement/Select premiums written from 25% to 50%, effective January 2002.

Net investment income decreased by 5% compared to 2002, primarily as a result of a decline in investment yields.

Benefits, Claims and Other Deductions. Policyholder benefits, including the change in reserves, increased by approximately $24.8 million, or 31%, compared to 2001. The increase was due primarily to higher annualized premium in force in our Medicare Supplement lines, even though our loss ratio for this line improved. Additionally, we experienced an increase in claims in a block of home health care business that we stopped selling in 2000. We implemented a 30% rate increase on this block during 2002, and again in 2003, and we will continue to file for additional rate increases so that we can mitigate the effect of this block on the earnings of the segment. We have not experienced a similar increase in claims in any of the long term care blocks that we are currently marketing.

The increase in deferred acquisition costs was approximately $5.5 million more in 2002, than in 2001. The increase in deferred acquisition costs related primarily to our higher retention on new business.

Commissions and other operating expenses increased by approximately $17.1 million, or 54%, in 2002 compared to 2001. The following table details the components of commission and other operating expenses:

(In thousands)	2002	2001
Commissions	$ 80,816	$ 66,956
Other operating costs	60,455	50,354
Reinsurance allowances	(92,170)	(85,331)
Commissions and general expenses, net of allowances	$ 49,101	$ 31,979

The ratio of commissions to gross premiums increased to 17.5% in 2002 from 17.4% in 2001. Other operating costs as a percentage of gross premiums was 13.1% in 2002, consistent with 2001. Commission and expense allowances received from reinsurers as a percentage of the premiums ceded decreased to 28.9% in 2002 from 30.2% in 2001, primarily due to the reduction in new business ceded as a result of our decision to increase our retention on new business.

Segment Results – Administrative Services

For the year ended December 31, (In thousands)	2003	2002	2001
Affiliated Fee Revenue			
Medicare Supplement	$22,478	$18,604	$13,268
Long term care	2,589	2,635	1,907
Life Insurance	2,480	347	388
Other	1,797	1,245	745
Total Affiliated Revenue	29,344	22,831	16,308
Unaffiliated Fee Revenue			
Medicare Supplement	9,469	9,022	9,571
Long term care	7,065	8,205	5,203
Non-insurance products	1,563	1,270	204
Other	1,042	1,420	1,545
Total Unaffiliated Revenue	19,139	19,917	16,523
Service fee and other income	48,483	42,748	32,831
Net investment income	48	470	322
Total revenue	48,531	43,218	33,153
Amortization of present value of future profits and goodwill	370	1,514	2,206
General expenses	37,143	34,072	24,322
Total expenses	37,513	35,586	26,528
Segment income	11,018	7,632	6,625
Depreciation, amortization and interest	2,038	2,846	3,108
Earnings before interest, taxes, depreciation and amortization[1]	$13,056	$10,478	$ 9,733

[1] In addition to segment operating income, we also evaluate the results of our Administrative Services segment based on earnings before interest, taxes, depreciation and amortization ("EBITDA"), which is not in accordance with generally accepted accounting principles. EBITDA provides a measure of cash available to dividend to our parent company.

Included in unaffiliated revenue are fees received to administer certain business of our insurance subsidiaries that is 100% reinsured to an unaffiliated reinsurer, which amounted to $7.4 million in 2003, $6.9 million in 2002 and $7.8 million in 2001. These fees, together with the affiliated revenue, were eliminated in consolidation.

Years ended December 31, 2003 and 2002 Administrative Services segment income improved by $3.4 million, or 44%, compared to 2002. This improvement was primarily a result of the growth in premiums managed and the scheduled reduction in the amortization of the present value of future profits ("PVFP"). Earnings before interest, taxes, depreciation and amortization ("EBITDA") for this segment increased $2.6 million, or 25%, compared to 2002.

Administrative Services fee revenue increased by $5.8 million, or 19%, compared to 2002. Affiliated service fee revenue increased by $6.5 million compared to 2002 as a result of the increase in Medicare Supplement/ Select business in force at our insurance subsidiaries, as well as the fees from the administration of the life insurance products sold by the recently acquired Guarantee Reserve marketing organization. Unaffiliated service fee revenue decreased by approximately $0.8 million primarily due to the reduction in the fees from the underwriting work we performed for the consortium that is offering long term care to employees of the federal government and their families. The initial enrollment period for this program, for which we performed underwriting, began in the third quarter of 2002 and ended during the first quarter of 2003.

General expenses for the segment increased by $3.1 million, or 9%, primarily due to the increase in business and the cost of bringing new clients on line.

During 2003, the scheduled amortization of PVFP was approximately $0.9 million lower than the comparable period of 2002. The amortization of PVFP related primarily to the acquisition of CHCS Services, Inc. (formerly "American Insurance Administration Group, Inc"). Approximately $7.7 million of PVFP was established when AIAG was acquired in January 2000. It is being amortized in proportion to the expected profits from the contracts in force on the date of acquisition. During 2003, the amortization of PVFP was approximately $0.4 compared to $1.5 million in 2002. There was no amortization of goodwill during 2003 or 2002 as a result of the adoption of SFAS 142.

Years ended December 31, 2002 and 2001 Administrative Services segment income for 2002 improved by more than 15% over 2001, primarily as the result of the increase in Medicare premiums being serviced by our administrative services company and the scheduled reduction in the amortization of PVFP. EBITDA increased by approximately 8% to $10.5 million to in 2002.

Service fee revenue increased by $9.9 million, or 30%, in 2002 as compared to 2001. In 2002, approximately 44% of the total fees earned were from non-affiliated companies compared to 52% in 2001. The relative decrease in the non-affiliated fees was the result of continued growth of business from our Senior Market Brokerage segment. Affiliated fee revenue increased $7.7 million compared to 2001 primarily as the result of the increase in Medicare Supplement business in force at our insurance subsidiaries. Unaffiliated fee revenues increased by approximately $2.3 million. This was primarily due to an increase in fees for underwriting of long term care policies for our third party clients, including the underwriting support work we performed for the consortium that is offering long term care to employees of the Federal government and their families.

General expenses for the segment increased by $9.8 million, or 40%, compared to 2001. The increase is due primarily to the increase in business and costs incurred to bring new clients on line. Additionally, during the second quarter of 2002, we completed the closing of our Clearwater office and consolidated those functions into our Pensacola operations. The total cost of the transition was approximately $0.3 million; however, most of this was offset by efficiencies and cost savings as a result of the transition.

During 2002, the amortization of PVFP relating to AIAG was approximately $1.5 million compared to $2.1 million in 2001. During 2001 amortization of goodwill was approximately $0.1 million. There was no amortization of goodwill during 2002 as a result of the adoption of SFAS 142.

Segment Results – Corporate The following table presents the primary components comprising the Corporate segment's loss:

For the year ended December 31, (In thousands)	2003	2002	2001
Interest cost of acquisition financing	$ 4,894	$3,095	$5,152
Early extinguishment of debt	1,766	–	–
Amortization of capitalized loan origination fees	492	539	530
Stock-based compensation expense	367	641	730
Other parent company expenses, net	3,227	2,618	2,071
Segment loss	$10,746	$6,893	$8,483

Years ended December 31, 2003 and 2002 The loss from the Corporate segment increased by $3.9 million, or 56%, compared to 2002, due primarily to the charge associated with the refinancing of our debt and the increase in financing costs and other parent company expenses. In connection with the acquisition of Pyramid Life, we refinanced our debt. The early extinguishment of the existing debt resulted in the immediate amortization of the related capitalized loan origination fees, resulting in a pre-tax expense of approximately $1.8 million. The increase in financing cost was due to an increase in the amount of the debt outstanding during the year, offset in part, by a reduction in the weighted average interest rates for the year, compared to 2002. We issued $60.0 million of trust preferred securities during 2003, of which $21.0 million was used to pay down the new term loan. Our combined outstanding debt was $113.2 million at December 31, 2003 compared to $65.8 million at December 31, 2002. The weighted average interest rate on our debt decreased to 4.5% in 2003 from 5.4% in 2002. See "Liquidity and Capital Resources" for additional information regarding our credit facility and trust preferred securities. Other parent company expenses increased as a result of additional expenses from an increase in acquisition related activities.

In December 2003, the company paid $0.3 million in full settlement of a lawsuit that was commenced in 2002 against Universal American, American Progressive and Richard A. Barasch by Marvin Barasch, a former Chairman of American Progressive and Universal American. This settlement plus related legal costs, net of insurance recoveries, added approximately $0.2 million to expenses during 2003.

Certain of the companies acquired in July 1999 had post-retirement benefit plans in place prior to their acquisition and Universal American maintained the liability for the expected cost of such plans. In October 2000, participants were notified of the termination of the plans in accordance with their terms. The liability will be reduced as, and to the extent, it becomes certain that we will incur no liabilities for the plans as a result of the termination. During the fourth quarter of 2003, $0.4 million of the liability was released. The future projected releases of the liability will be $0.6 million in 2004, $1.9 million in 2005, $0.7 million in 2006, and $0.1 million in 2007.

Years ended December 31, 2002 and 2001 The decrease in the loss from our Corporate segment for 2002 was due primarily to the reduction in interest cost. This reduction was due to a combination of the declining balance of debt outstanding as a result of principal repayments and reductions in the weighted average interest rates for the year, compared to 2001. During 2002, we repaid $10.7 million of our term loan, resulting in a weighted average balance outstanding of $55.7 million compared to $65.5 million for 2001. Additionally, the weighted average interest rate on our debt decreased to 5.4% in 2002 from 7.8% in 2001. (See "Liquidity and Capital Resources" for additional information regarding our credit facility). The increase in other parent company expenses was due to an increase in legal fees relating to litigation and an increase in the allocation of salaries and related costs for corporate activity relating to merger and acquisition efforts.

Eliminations Revenues and expenses associated with services performed by our Administrative Services segment for our insurance company subsidiaries amounting to $36.8 million were eliminated in consolidation in 2003; $31.2 million was eliminated in 2002; and $23.6 million was eliminated in 2001. Interest income and expense on debentures issued by our parent holding company to our subsidiaries of $1.0 million was eliminated in consolidation in 2003; $1.7 million was eliminated in 2002; and $0.5 million was eliminated in 2001. (See "Affiliated Obligations of the Parent Company" below).

Liquidity and Capital Resources Our capital is used primarily to support the retained risks and growth of our insurance company subsidiaries and to support our parent company as an insurance holding company. In addition, we use capital to fund our growth through acquisitions of other companies, blocks of insurance or administrative service business.

We require cash at our parent company to meet our obligations under our credit facility and our outstanding debentures held by our subsidiary Pennsylvania Life. In January 2002, our parent company issued a debenture to Pennsylvania Life in conjunction with the transfer of the business of Pennsylvania Life's Canadian Branch to Penncorp Life (Canada). We anticipate funding the repayment of the debenture from dividends of Penncorp Life (Canada). We also require cash to pay the operating expenses necessary to function as a holding company (applicable insurance department regulations require us to bear our own expenses), and to meet the costs of being a public company.

We believe that our current cash position, the availability of our new $15.0 million revolving credit facility, the expected cash flows of our administrative service company and the surplus note interest payments from American Exchange (as explained below) can support our parent company obligations for the foreseeable future. However, there can be no assurance as to our actual future cash flows or to the continued availability of dividends from our insurance company subsidiaries.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS Our contractual obligations as of December 31, 2003, are shown below.

		Payments Due by Period			
Contractual Obligations (In thousands)	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long Term Debt Obligations:[1]					
Trust preferred securities[2]	$ 207,087	$ 4,503	$ 8,987	$ 8,996	$ 184,601
Loan payable[3]	42,068	8,984	19,501	13,583	–
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	8,176	2,659	3,119	2,398	–
Purchase Obligations[4]	2,544	937	1,210	397	–
Other Long-Term Liabilities	–	–	–	–	–
Total	$ 259,875	$ 17,083	$ 32,817	$ 25,374	$ 184,601

[1] Includes contractual interest and reflects scheduled maturities. We anticipate that in connection with the pending acquisition of Heritage Health Systems, Inc., we will refinance our loan payable and possibly issue additional trust preferred securities.

[2] Trust preferred securities all have scheduled maturities of 30 years, however they are all callable by us after five years. Accordingly, the obligation for repayment of principal relating to these is included in the More than 5 Years column. The trust preferred securities all have floating rate coupons, except for $30 million which have a fixed rate for the first five years and then convert to floating rate. We did not project future changes in the base interest rates. For the purpose of this schedule, we applied the rate in effect at December 31, 2003 to all future periods.

[3] Includes scheduled amortization through final maturity in 2008. The loan payable is floating rate debt. We did not project future changes in the base interest rates. For the purpose of this schedule, we applied the rate in effect at December 31, 2003 to all future periods.

[4] Includes minimum obligations on our data center outsourcing contract, as well as minimum obligations under other technology related service contracts. Our actual monthly payments are affected by the amount of service provided under the contract and currently exceed the minimums stated in the contract. Therefore our actual payments will exceed the amounts presented in the above schedule.

Refinancing of Debt As of January 1, 2003, the outstanding balance of the Company's existing loan was $50.8 million. In January 2003, the Company made a scheduled principal payment of $2.8 million, and in March 2003 made a principal payment of $5.0 million from a portion of the proceeds from the issuance of Trust Preferred securities (see Note 15 – Trust Preferred Securities in our consolidated financial statements, which appear elsewhere in this report and are also contained in our Form 10-K). These payments reduced the outstanding balance to $42.9 million, which was repaid from the proceeds of the new loan obtained in connection with the acquisition of Pyramid Life. The early extinguishments of the existing debt resulted in the immediate amortization of the related capitalized loan origination fees, resulting in a pre-tax expense of approximately $1.8 million.

New Credit Facility In connection with the acquisition of Pyramid Life (see Note 3 – Business Combinations in our consolidated financial statements, which appear elsewhere in this report and are also contained in our Form 10-K), we obtained a new credit facility on March 31, 2003 to repay the existing loan and provide funds for the acquisition of Pyramid Life. This $80 million credit facility consists of a $65 million term loan, which was drawn to fund the acquisition, and a $15 million revolving loan facility, none of which has been drawn as of December 31, 2003. The facility calls for interest at the London Interbank Offering Rate ("LIBOR") for one, two or three months, at our option, plus 300 basis points (currently 4.1%). Due to the variable interest rate for this loan, we would be subject to higher interest costs if short-term interest rates rise. Principal repayments are scheduled over a five-year period with a final maturity date of March 31, 2008. We incurred loan origination fees of approximately $2.1 million, which were capitalized and are being amortized on a straight-line basis over the life of the loan. We pay an annual commitment fee of 50 basis points on the unutilized facility. Our obligations under the new credit facility are secured by 100% of the common stock of our U.S. insurance subsidiaries and 65% of the common stock of our Canadian subsidiary. In addition, the obligations are guaranteed by CHCS Services Inc. and our other direct and indirect subsidiaries (collectively the "Guarantors") and secured by all of the assets of each of the Guarantors.

In accordance with the Credit Agreement, 50% of the net proceeds from the $30 million Trust Preferred securities issued in May 2003 (see Note 15 – Trust Preferred Securities in our consolidated financial statements, which appear elsewhere in this report and are also contained in our Form 10-K) were used to pay down the new term loan. In October 2003, $6.0 million of the proceeds from an additional $20 million Trust Preferred offering was used to further reduce the outstanding balance of the new term loan. A waiver was requested and received to limit the required repayment from the proceeds of the Trust Preferred offering to $6.0 million. Future scheduled principal payments were reduced as a result of these repayments, primarily in 2006 and 2007. In 2003, we made regularly scheduled principal payments of $5.8 million. We paid $1.6 million in interest and fees in connection with the new credit facility and $1.1 million in connection with the prior credit facility during the year ended December 31, 2003. During 2002, we paid $5.2 million in interest and fees in connection with the prior credit facility.

The following table shows the schedule of principal payments (in thousands) remaining on our new term loan, as of December 31, 2003, with the final payment in March 2008:

2004	$ 7,488
2005	8,623
2006	8,922
2007	9,607
2008	3,532
	$38,172

Trust Preferred Securities Separate subsidiary trusts of the Company (the "Trusts") have issued a combined $75.0 million in thirty year trust preferred securities (the "Capital Securities") as of December 31, 2003, as detailed in the following table:

Maturity Date	Amount Issued (In thousands)	Term	Spread Over LIBOR	Rate as of December 31, 2003
December 2032	$ 15,000	Fixed/Floating	(1)	5.2%
March 2033	10,000	Floating	400	5.2%
May 2033	15,000	Floating	420	5.4%
May 2033	15,000	Fixed/Floating	(2)	7.4%
October 2033	20,000	Floating	395	5.1%
	$ 75,000			

(1) Effective September 2003, we entered into a swap agreement whereby we will pay a fixed rate of 6.7% in exchange for a floating rate of LIBOR plus 400 basis points. The swap contract ends in December 2007.

(2) The rate on this issue is fixed at 7.4% for the first five years, after which it is converted to a floating rate equal to LIBOR plus 410 basis points.

The Trusts have the right to call the Capital Securities at par after five years from the date of issuance. The proceeds from the sale of the Capital Securities, together with proceeds from the sale by the Trusts of their common securities to the Company, were invested in 30-year floating rate junior subordinated deferrable interest debentures of the Company (the "Junior Subordinated Debt"). From the proceeds of the trust preferred securities, $26.0 million was used to pay down debt with the balance to be held for general corporate purposes.

The Capital Securities represent an undivided beneficial interest in the Trusts' assets, which consist solely of the Junior Subordinated Debt. Holders of Capital Securities have no voting rights. We own all of the common securities of the Trusts. Holders of both the Capital Securities and the Junior Subordinated Debt are entitled to receive cumulative cash distributions accruing from the date of issuance, and payable quarterly in arrears at a floating rate equal to the three-month LIBOR plus a spread. The floating rate resets quarterly and is limited to a maximum of 12.5% during the first 60 months. Due to the variable interest rate for these securities, we would be subject to higher interest costs if short-term interest rates rise. The Capital Securities are subject to mandatory redemption upon repayment of the Junior Subordinated Debt at maturity or upon earlier redemption. The Junior Subordinated Debt is unsecured and ranks junior and subordinate in right of payment to all our present and future senior debt and is effectively subordinated to all existing and future obligations of our subsidiaries. We have the right to redeem the Junior Subordinated Debt after five years from the date of issuance.

We have the right at any time, and from time to time, to defer payments of interest on the Junior Subordinated Debt for a period not exceeding 20 consecutive quarters up to the debentures' maturity date. During any such period, interest will continue to accrue and we may not declare or pay any cash dividends or distributions on, or purchase, the Company's common stock nor make any principal, interest or premium payments on or repurchase any debt securities that rank equally with or junior to the Junior Subordinated Debt. We have the right at any time to dissolve the Trusts and cause the Junior Subordinated Debt to be distributed to the holders of the Capital Securities. We have guaranteed, on a subordinated basis, all of the Trusts' obligations under the Capital Securities including payment of the redemption price and any accumulated and unpaid distributions to the extent of available funds and upon dissolution, winding up or liquidation but only to the extent the Trusts have funds available to make such payments. The Capital Securities have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and have been offered and sold under an applicable exemption from registration requirements under the Securities Act.

We paid $2.1 million in interest in connection with the trust preferred securities during the year ended December 31, 2003.

Equity Offering On July 12, 2001, we entered into an Underwriting Agreement with Banc of America Securities LLC and Raymond James & Associates, Inc., as representatives of the underwriters named therein, and certain shareholders, with respect to the sale of up to 7,950,000 shares of the Company's common stock (including 750,000 shares of our Common Stock subject to an over-allotment option granted to the Underwriters by us and some of our selling shareholders). As a result, on July 12, 2001, we issued five million shares of common stock at a price of $5.00 per share, generating proceeds of $25 million. Expenses for this transaction, including the underwriters' discounts and commissions, amounted to $2.4 million, resulting in net proceeds of $22.6 million to us. The proceeds from this offering were used to enhance the capital and surplus of certain of our insurance subsidiaries through capital contribution totaling $9.3 million ($5.0 million to American Pioneer and $4.3 million to American Exchange), to reduce intercompany obligations by $5.5 million and to hold the balance at the parent company for general corporate purposes. In connection with this offering, certain of our shareholders, none of whom were management, sold 2.2 million shares at $5.00 per share, less the underwriters' discounts and commissions of $0.3187 per share.

On August 13, 2001, the over-allotment option provided in the underwriting agreement was exercised and, as a result, we issued an additional 720,000 shares of common stock at a price of $5.00 per share, less the underwriters' discounts and commissions of $0.3187 per share, generating additional net proceeds of $3.4 million. In connection with the over-allotment option, certain shareholders sold an additional 30,000 shares at $5.00 per share, less the underwriters' discounts and commissions of $0.3187 per share.

Our net proceeds from total offering, including the over-allotment, was $26.0 million, net of total expenses of $2.6 million.

Obligations of the Parent Company to Affiliates In January 2002, our parent company issued an $18.5 million 8.5% debenture to Pennsylvania Life in connection with the transfer of the business of Pennsylvania Life's Canadian Branch to Penncorp Life (Canada). Our parent company repaid principal of $4.5 million in 2002 and $7.1 million in 2003, reducing the outstanding balance to $6.9 million as of December 31, 2003. Principal and interest payments are made quarterly. The debenture is scheduled to be repaid in full by the second quarter of 2005. Our parent holding company paid $1.0 million in interest on these debentures during 2003 and $1.5 million in 2002. The interest on these debentures is eliminated in consolidation. Dividends from Penncorp Life (Canada) funded the interest and principal paid on the debenture to date and it is anticipated that they will fund all future payments made on this debenture. Penncorp Life (Canada) paid dividends to Universal American totaling $8.1 million during 2003 and $5.9 million during 2002.

In connection with an agreement entered into in 1996 under which American Pioneer became a direct subsidiary of our parent company rather than an indirect subsidiary owned through American Progressive, our parent company issued a $7.9 million note to American Progressive. This obligation was fully paid off in accordance with its terms, as follows: $5.5 million from the proceeds of our equity offering in 2001, $0.4 million during 2002 and the balance of $2.0 million in May 2003. $0.4 million was redeemed during 2002. A portion of the proceeds from our equity offering in July 2001 was used to pay down $5.5 million of the debentures and the balance of $2.0 million was redeemed in May 2003. Our parent company paid $0.1 million in interest on these debentures to American Progressive during 2003, $0.1 million during 2002 and $0.5 million during 2001. The interest on these debentures was eliminated in consolidation.

Lease Obligations We are obligated under certain lease arrangements for our executive and administrative offices in New York, Florida, Texas, and Ontario, Canada. Rent expense was $1.9 million for the year ended December 31, 2003, $1.7 million for 2002 and $1.8 million for 2001. Annual minimum rental commitments, subject to escalation, under non-cancelable operating leases (in thousands) are as follows:

2004	$2,659
2005	1,735
2006	1,384
2007 and thereafter	2,398
Totals	$8,176

In addition to the above, Pennsylvania Life and Penncorp Life (Canada) are the named lessee on approximately 57 properties occupied by our career agents for use as field offices. Our career agents reimburse Pennsylvania Life and Penncorp Life (Canada) the actual rent for these field offices. The total annual rent obligation for these field offices is approximately $905,000.

Administrative Service Company Liquidity for our administrative service company is measured by its ability to pay operating expenses. The primary source of liquidity is fees collected from clients. We believe that the sources of cash for our administrative service company exceed scheduled uses of cash and results in amounts available to dividend to our parent holding company. We measure the ability of the administrative service company to pay dividends based on its earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA for our administrative services segment was $13.1 million for the year ended December 31, 2003, $10.5 million for 2002 and $9.7 million for 2001.

Insurance Subsidiary – Surplus Note Cash generated by our insurance company subsidiaries will be made available to our holding company, principally through periodic payments of principal and interest on the surplus note owed to our holding company by our subsidiary, American Exchange Life. As of December 31, 2003, the principal amount of the surplus note was $60.0 million. The note bears interest to our parent holding company at LIBOR plus 325 basis points. We anticipate that the surplus notes will be primarily serviced by dividends from Pennsylvania Life, a wholly owned subsidiary of American Exchange, and by tax-sharing payments among the insurance companies that are wholly owned by American Exchange and file a consolidated Federal income tax return. No principal payments were made during 2003 or 2001. During 2002, the surplus note was reduced by $10.0 million in the form of a capital contribution to American Exchange by our holding company. American Exchange paid $2.8 million in interest on the surplus notes to our holding company during 2003, $3.8 million in 2002 and $5.7 million in 2001.

During the year ended December 31, 2003, no dividends were declared or paid by the U.S. insurance company subsidiaries to American Exchange. During 2003, American Exchange received capital contributions from its parent totaling $35.5 million. American Exchange made capital contributions of $27.0 million to Pennsylvania Life, primarily relating to the acquisition of Pyramid Life, $2.5 million to American Pioneer, $2.5 million to American Progressive and $3.5 million to Union Bankers. Pennsylvania Life contributed $1.0 million to Pyramid Life in 2003.

During 2002, Pennsylvania Life paid dividends amounting to $3.0 million to American Exchange. Universal American contributed 100% of the common stock of American Pioneer and American Progressive to American Exchange during 2002. American Exchange also received capital contributions from its parent totaling $4.2 million during the year. American Exchange made capital contributions of $3.0 million to American Pioneer and $1.2 million to American Progressive during 2002.

During 2001, Union Bankers paid cash dividends amounting to $1.7 million to American Exchange. In addition, the insurance companies included in the tax allocation agreement with American Exchange paid $6.5 million in tax sharing payments to American Exchange. In connection with the equity offering discussed above, American Exchange received $4.3 million in capital contributions from its parent. During 2001, American Exchange made cash capital contributions of $7.0 million to Pennsylvania Life.

Insurance Subsidiaries Liquidity for our insurance company subsidiaries is measured by their ability to pay scheduled contractual benefits, pay operating expenses, and fund investment commitments. Sources of liquidity include scheduled and unscheduled principal and interest payments on investments, premium payments and deposits and the sale of liquid investments. We believe that these sources of cash for our insurance company subsidiaries exceed scheduled uses of cash.

Liquidity is also affected by unscheduled benefit payments including death benefits, benefits under accident and health insurance policies and interest-sensitive policy surrenders and withdrawals. The amount of surrenders and withdrawals is affected by a variety of factors such as credited interest rates for similar products, general economic conditions and events in the industry that affect policyholders' confidence. Although the contractual terms of substantially all of our in force life insurance policies and annuities give the holders the right to surrender the policies and annuities, we impose penalties for early surrenders. As of December 31, 2003 we held reserves that exceeded the underlying cash surrender values of our net retained in force life insurance and annuities by $28.4 million. Our insurance subsidiaries, in our view, have not experienced any material changes in surrender and withdrawal activity in recent years.

Changes in interest rates may affect the incidence of policy surrenders and withdrawals. In addition to the potential impact on liquidity, unanticipated surrenders and withdrawals in a changed interest rate environment could adversely affect earnings if we were required to sell investments at reduced values in order to meet liquidity demands. We manage our asset and liability portfolios in order to minimize the adverse earnings impact of changing market rates. We seek to invest in assets that have duration and interest rate characteristics similar to the liabilities that they support.

The net yields on our cash and invested assets decreased to 5.3% in 2003 from 6.4% in 2002. A portion of these securities are held to support the liabilities for policyholder account balances, which liabilities are subject to periodic adjustments to their credited interest rates. The credited interest rates of the interest-sensitive policyholder account balances are determined by us based upon factors such as portfolio rates of return and prevailing market rates and typically follow the pattern of yields on the assets supporting these liabilities.

Our insurance subsidiaries are required to maintain minimum amounts of capital and surplus as determined by statutory accounting practices. As of December 31, 2003, each insurance company subsidiary's statutory capital and surplus exceeded its respective minimum requirement. However, substantially more than these minimum amounts are needed to meet statutory and administrative requirements of adequate capital and surplus to support the current level of our insurance subsidiaries' operations. The statutory capital and surplus, including asset valuation reserves, of our U.S. domiciled insurance subsidiaries totaled $117.1 million at December 31, 2003 and $106.5 million at December 31, 2002. The net statutory income for the year ended December 31, 2003 was $6.0 million, which included net realized losses of $0.3 million. The net statutory loss for the year ended December 31, 2002 was $9.1 million, which included net realized losses of $16.8 million.

The National Association of Insurance Commissioners has developed, and state insurance regulators have adopted, risk-based capital requirements on life insurance enterprises. At December 31, 2003 all of our insurance company subsidiaries maintained ratios of total adjusted capital to risk-based capital in excess of the minimum trigger point for regulatory action.

Penncorp Life (Canada) is subject to Canadian capital requirements and reports its results to Canadian regulatory authorities based upon Canadian generally accepted accounting principles that vary in some respects from U.S. statutory accounting practices, and U.S. generally accepted accounting principles. Under Canadian generally accepted actuarial practice, periodic morbidity and lapse experience studies are performed, that may result in an increase or decrease in policy benefit liabilities in that year. Penncorp Life (Canada) completed such a study during the fourth quarter of 2003, resulting in a C$42.3 million reduction in policy benefit liabilities. Net income based on Canadian generally accepted accounting principles was C$34.4 million (US$24.6 million) for the year ended December 31, 2003 and was C$12.8 million (US$8.2 million) for 2002. Canadian net assets based upon Canadian generally accepted accounting principles were C$82.9 million (US$63.5 million) at December 31, 2003 and C$59.7 million (US$38.1 million) as of December 31, 2002. Penncorp Life (Canada) maintained a Minimum Continuing Capital and Surplus Requirement Ratio ("MCCSR") in excess of the minimum requirement at December 31, 2003.

Dividend payments by our U.S insurance companies to our holding company or to intermediate subsidiaries are limited by, or subject to the approval of the insurance regulatory authorities of each insurance company's state of domicile. Such dividend requirements and approval processes vary significantly from state to state. Pennsylvania Life would be able to pay ordinary dividends of up to $10.6 million and Constitution would be able to pay $2.3 million to American Exchange (their direct parent) without the prior approval from the Pennsylvania or Texas Insurance Departments in 2004. Pyramid Life would be able to pay ordinary dividends of up to $2.2 million to Pennsylvania Life (its direct parent) without the prior approval from the Kansas Insurance Department and Marquette would be able to pay ordinary dividends of up to $0.2 million to Constitution (its direct parent) without the prior approval from the Texas Insurance Department in 2004. American Exchange, American Pioneer and Union Bankers had negative earned surplus at December 31, 2003 and would not be able to pay dividends in 2004 without special approval.

Penncorp Life (Canada) is a Canadian insurance company. Canadian law provides that a life insurer may pay a dividend after such dividend declaration has been approved by its board of directors and upon at least 10 days prior notification to the Superintendent of Financial Institutions. Such a dividend is limited to retained net income (based on Canadian GAAP) for the preceding two years, plus net income earned for the current year. In considering approval of a dividend, the board of directors must consider whether the payment of such dividend would be in contravention of the Insurance Companies Act of Canada. During the first quarter of 2004, Penncorp Life (Canada) paid dividends of C$26.7 million (approximately US$20.0 million) to Universal American in 2004. Accordingly, we anticipate that Penncorp Life (Canada) will be able to pay dividends equal to its net income earned during 2004.

We do not expect that our other insurance subsidiaries will be able to pay ordinary dividends in 2004.

Investments Our investment policy is to balance the portfolio duration to achieve investment returns consistent with the preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. We invest in assets permitted under the insurance laws of the various states in which we operate. Such laws generally prescribe the nature, quality of and limitations on various types of investments that may be made. However, we do not currently have investments in partnerships, special purpose entities, real estate, commodity contracts, or other derivative securities. We currently engage the services of three investment advisors under the direction of the management of our insurance company subsidiaries and in accordance with guidelines adopted by the Investment Committees of their respective boards of directors. Conning Asset Management Company manages the portfolio of all of our United States subsidiaries, except for the portfolio of Pyramid Life, which is managed by Hyperion Capital. MFC Global Investment Management manages our Canadian portfolio. We invest primarily in fixed maturity securities of the U.S. Government and its agencies and in corporate fixed maturity securities with investment grade ratings of "BBB-" (Standard & Poor's Corporation), "Baa3" (Moody's Investor Service) or higher. Our current policy is not to invest in derivative programs or other hybrid securities, except for GNMA's, FNMA's and investment grade corporate collateralized mortgage obligations.

As of December 31, 2003, 99.3% of our fixed maturity investments had investment grade ratings from Standard & Poor's Corporation or Moody's Investor Service. There were no non-income producing fixed maturities as of December 31, 2003. We wrote down the value of certain fixed maturity securities by $1.3 million during 2003, and by $10.6 million during 2002 (primarily as a result of the impairment of our World Com holdings). In each case, these write-downs represent our estimate of other than temporary declines in value and were included in net realized gains (losses) on investments in our consolidated statements of operations.

As of December 31, 2003, our insurance company subsidiaries held cash and cash equivalents totaling $99.9 million, as well as fixed maturity securities that could readily be converted to cash with carrying values (and fair values) of $952.2 million. The fair values of these holdings totaled $1,052.1 million as of December 31, 2003.

Federal Income Taxation of the Company We file a consolidated return for Federal income tax purposes, in which the insurance companies are not currently included. As of December 31, 2003 we (exclusive of the insurance companies) had net operating tax loss carryforwards of approximately $1.7 million that expire in the year 2015 and capital loss carryforwards of $1.3 million that expire in 2007. As of December 31, 2003, we also had an Alternative Minimum Tax ("AMT") credit carryforward for Federal income tax purposes of approximately $0.2 million that can be carried forward indefinitely. As a result of the change in our ownership in July 1999, use of most of our loss carryforwards is subject to annual limitations.

American Exchange and the other U. S. insurance companies, other than Peninsular, file a separate consolidated Federal income tax return. As of December 31, 2003, these companies had net operating loss carryforwards, most of which were incurred prior to their acquisition by us, of approximately $27.2 million that expire in the years 2008 to 2017. At December 31, 2003, American Exchange and its subsidiaries also had capital loss carryforwards of $12.3 million that expire in years 2006 and 2007. As a result of the change in the ownership of the companies acquired in 1999, use of most of these loss carryforwards is subject to annual limitations.

As of December 31, 2003 and 2002, we carried valuation allowances of $0.6 million and $5.1 million, respectively, with respect to our tax loss carryforwards (deferred tax assets). We determine a valuation allowance based upon an analysis of projected taxable income and our ability to implement prudent and feasible tax planning strategies. The tax planning strategies include the expense reductions anticipated from our increased scale and from the income generated by our administrative services companies. As a result of the continued profitability of the insurance subsidiaries acquired in 1999 and 2003, valuation allowances on certain of the life tax loss carryforwards were considered not necessary at December 31, 2003. The amount of the life valuation allowance released during 2003 was $4.5 million and was recorded as a benefit in the deferred income tax expense. This benefit was reduced by reserve amounts established related to pre-acquisition tax years of certain life insurance subsidiaries that currently are being examined by the Internal Revenue Service. As a result of the increased profitability of the Administrative Services segment, valuation allowances on certain of the non-life tax loss carryforwards were considered not necessary as of December 31, 2003. The amount of the non-life valuation allowance released during 2003 was $0.1 million and was recorded as a benefit in the deferred income tax expense. We believe it is more likely than not that we will realize the recorded net deferred tax assets.

Our U.S. insurance company subsidiaries, other than Peninsular Life Insurance Company, are taxed as life insurance companies as provided in the Internal Revenue Code. The Omnibus Budget Reconciliation Act of 1990 amended the Internal Revenue Code to require a portion of the expenses incurred in selling insurance products to be capitalized and amortized over a period of years, as opposed to an immediate deduction in the year incurred. Instead of measuring actual selling expenses, the amount capitalized for tax purposes is based on a percentage of premiums. In general, the capitalized amounts are subject to amortization over a 10-year period. Since this change only affects the timing of the deductions, it does not, assuming stability of rates, affect the provisions for taxes reflected in our financial statements prepared in accordance with GAAP. However, by deferring deductions, the change does have the effect of increasing the current tax expense, thereby reducing statutory surplus. Because of our insurance company subsidiaries' net operating loss carryforwards, there was no material increase in our current income tax provision for any of the three years in the period ended December 31, 2003 due to this provision.

Effects of Recently Issued and Pending Accounting Pronouncements For a discussion of our accounting policies, including recently issued and pending accounting pronouncements, see Note 2 – Summary of Significant Accounting Policies in our consolidated financial statements, which appear elsewhere in this report and are also contained in our Form 10-K. There was no material impact on our consolidated financial condition or results of operations as a result of our adoption of the recently issued accounting pronouncements, nor do we anticipate any material impact from the future adoption of the pending accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In general, market risk relates to changes in the value of financial instruments that arise from adverse movements in interest rates, equity prices and foreign exchange rates. We are exposed principally to changes in interest rates that affect the market prices of our fixed income securities as well as the cost of our debt. Additionally, we are exposed to changes in the Canadian dollar that affect the translation of the financial position and the results of operations of our Canadian subsidiary.

Interest Rate Sensitivity Our profitability could be affected if we were required to liquidate fixed income securities during periods of rising and/or volatile interest rates. However, we attempt to mitigate our exposure to adverse interest rate movements through a combination of active portfolio management and by staggering the maturities of our fixed income investments to assure sufficient liquidity to meet our obligations and to address reinvestment risk considerations. Our insurance liabilities generally arise over relatively long periods of time, which typically permits ample time to prepare for their settlement. To date, we have not used various financial risk management tools on our investment securities, such as interest rate swaps, forwards, futures and options to modify our exposure to changes in interest rates. However, we may consider using risk management tools in the future.

Certain classes of mortgage-backed securities are subject to significant prepayment risk due to the fact that in periods of declining interest rates, individuals may refinance higher rate mortgages to take advantage of the lower rates then available. We monitor and adjust our investment portfolio mix to mitigate this risk.

We regularly conduct various analyses to gauge the financial impact of changes in interest rate on our financial condition. The ranges selected in these analyses reflect our assessment as being reasonably possible over the succeeding 12-month period. The magnitude of changes modeled in the accompanying analyses should not be construed as a prediction of future economic events, but rather, be treated as a simple illustration of the potential impact of such events on our financial results.

The sensitivity analysis of interest rate risk assumes an instantaneous shift in a parallel fashion across the yield curve, with scenarios of interest rates increasing and decreasing 100 and 200 basis points from their levels as of December 31, 2003, and with all other variables held constant. A 100 basis point increase in market interest rates would result in a pre-tax decrease in the market value of our fixed income investments of $75.2 million and a 200 basis point increase in market interest rates would result in $144.4 million decrease. Similarly, a 100 basis point decrease in market interest rates would result in a pre-tax increase in the market value of our fixed income investments of $77.9 million and a 200 basis point decrease in market interest rates would result in a $163.6 million increase.

Currency Exchange Rate Sensitivity Portions of our operations are transacted using the Canadian dollar as the functional currency. As of and for the year ended December 31, 2003, approximately 13% of our assets, 12% of our revenues, excluding realized gains, and 21% of our income before realized gains and taxes were derived from our Canadian operations. As of and for the year ended December 31, 2002, approximately 13% of our assets, 17% of our revenues, excluding realized gains, and 22% of our income before realized gains and taxes were derived from our Canadian operations. Accordingly, our earnings and shareholder's equity are affected by fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. Although this risk is somewhat mitigated by the fact that both the assets and liabilities for our foreign operations are denominated in Canadian dollars, we are still subject to translation gains and losses.

We periodically conduct various analyses to gauge the financial impact of changes in the foreign currency exchange rate on our financial condition. The ranges selected in these analyses reflect our assessment of what is reasonably possible over the succeeding 12-month period.

A 10% strengthening of the U.S. dollar relative to the Canadian dollar, as compared to the actual exchange rate for 2003, would have resulted in a decrease in our income before realized gains and taxes of approximately $1.2 million for 2003 and a decrease in our shareholders' equity of approximately $4.9 million at December 31, 2003. A 10% weakening of the U.S. dollar relative to the Canadian dollar would have resulted in an increase in our income before realized gains and taxes of approximately $1.5 million for 2003 and an increase in shareholders' equity of approximately $6.0 million at December 31, 2003. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in any potential change in sales levels, local prices or any other variables.

The magnitude of changes reflected in the above analysis regarding interest rates and foreign currency exchange rates should, in no manner, be construed as a prediction of future economic events, but rather as a simple illustration of the potential impact of such events on our financial results.

Debt We pay interest on our term loan and a portion of our trust preferred securities based on the London Interbank Offering Rate ("LIBOR") for one, two or three months. Due to the variable interest rate for this loan, the Company would be subject to higher interest costs if short-term interest rates rise. We have attempted to mitigate our exposure to adverse interest rate movements by fixing the rate on $15.0 million of the trust preferred securities for a five year period through the contractual terms of the security at inception and an additional $15.0 million through the use of an interest rate swap.

We regularly conduct various analyses to gauge the financial impact of changes in interest rate on our financial condition. The ranges selected in these analyses reflect our assessment as being reasonably possible over the succeeding 12-month period. The magnitude of changes modeled in the accompanying analyses should not be construed as a prediction of future economic events, but rather, be treated as a simple illustration of the potential impact of such events on our financial results.

The sensitivity analysis of interest rate risk assumes scenarios increases or decreases in LIBOR of 100 and 200 basis points from their levels as of December 31, 2003, and with all other variables held constant. The following table summarizes the annualized impact of changes in LIBOR, based on the weighted average balance outstanding and the weighted average interest rates for the twelve months ended December 31, 2003.

			Effect of Change in LIBOR on Pre-tax Income			
Description (In millions)	Weighted Average Interest Rate	Weighted Average Balance Outstanding	200 Basis Point Decrease	100 Basis Point Decrease	100 Basis Point Increase	200 Basis Point Increase
Floating rate debt	4.5%	$49.9	$ 1.0	$ 0.5	$ (0.5)	$ (1.0)
Floating rate trust preferred	5.3%	$20.3	0.4	0.2	(0.2)	(0.4)
Total			$ 1.4	$ 0.7	$ (0.7)	$ (1.4)

We anticipate that the weighted average balance outstanding of our floating rate debt will decrease to $35.4 million for the year ending December 31, 2004, as a result of repayments. Further, we anticipate that the weighted average balance of our floating rate trust preferred will increase to $45.0 million in 2004, as a result of the impact of the 2003 issuances being outstanding for the full year. However, we also anticipate that in connection with the pending acquisition of Heritage Health Systems, Inc., we will refinance our floating rate debt and possibly issue additional trust preferred securities.

CONSOLIDATED BALANCE SHEETS

Universal American Financial Corp. and Subsidiaries

December 31, 2003 and 2002 (In thousands, except shares)	2003	2002
ASSETS		
Investments (Notes 2 and 6):		
Fixed maturities available for sale, at fair value (amortized cost: 2003, $1,081,954; 2002, $884,054)	$1,141,392	$ 934,950
Equity securities, at fair value (cost: 2003, $1,481; 2002, $1,661)	1,507	1,645
Policy loans	25,502	23,745
Other invested assets	1,583	2,808
Total investments	1,169,984	963,148
Cash and cash equivalents	116,524	36,754
Accrued investment income	14,476	11,885
Deferred policy acquisition costs (Notes 2 and 11)	143,711	92,093
Amounts due from reinsurers (Note 13)	219,182	220,100
Due and unpaid premiums	7,433	6,066
Deferred income tax asset (Note 7)	15,757	35,842
Present value of future profits and other amortizing intangible assets	44,047	2,987
Goodwill and other indefinite lived intangible assets (Notes 2 and 4)	13,117	7,973
Other assets	36,717	24,820
Total assets	$1,780,948	$1,401,668
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Policyholder account balances (Note 2)	$ 419,685	$ 271,578
Reserves for future policy benefits	722,466	627,174
Policy and contract claims – life	8,672	6,718
Policy and contract claims – health (Note 12)	100,232	88,216
Loan payable (Note 14)	38,172	50,775
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures (Note 15)	75,000	15,000
Amounts due to reinsurers	6,779	7,285
Income taxes payable	12,489	1,367
Other liabilities	51,715	46,786
Total liabilities	1,435,210	1,114,899
Commitments and contingencies (Note 17)		
STOCKHOLDERS' EQUITY (Note 8)		
Common stock (Authorized: 80 million shares, issued: 2003, 54.1 million shares; 2002, 53.2 million shares)	541	532
Additional paid-in capital	164,355	158,264
Accumulated other comprehensive income (Notes 8 and 21)	39,774	29,887
Retained earnings	142,458	99,406
Less: Treasury stock (2003, 0.2 million shares; 2002, 0.2 million shares)	(1,390)	(1,320)
Total stockholders' equity	345,738	286,769
Total liabilities and stockholders' equity	$1,780,948	$1,401,668

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Universal American Financial Corp. and Subsidiaries

For the Three Years Ended December 31, 2003 (In thousands, per share amounts in dollars)	2003	2002	2001
REVENUES:			
Direct premiums and policyholder fees earned	$ 700,415	$ 586,686	$ 513,575
Reinsurance premiums assumed	27,042	5,075	2,549
Reinsurance premiums ceded	(280,489)	(325,184)	(286,918)
Net premiums and policyholder fees earned (Note 13)	446,968	266,577	229,206
Net investment income (Note 6)	61,075	57,716	57,812
Realized gains (losses) on investments (Note 6)	2,057	(5,083)	3,078
Fee and other income	12,648	12,313	10,847
Total revenues	522,748	331,523	300,943
BENEFITS, CLAIMS AND EXPENSES:			
Net increase in future policy benefits	14,423	12,880	10,450
Net claims and other benefits	292,211	168,526	154,570
Interest credited to policyholders	14,900	10,963	10,271
Net increase in deferred acquisition costs (Note 11)	(51,104)	(27,850)	(19,186)
Amortization of present value of future profits and goodwill (Note 4)	3,023	1,642	2,637
Commissions	135,937	115,074	99,026
Commission and expense allowances on reinsurance ceded	(69,712)	(94,689)	(87,122)
Interest expense	4,894	3,095	5,152
Early extinguishment of debt (Note 14)	1,766	–	–
Other operating costs and expenses	109,931	97,852	81,782
Total benefits, claims and expenses	456,269	287,493	257,580
Income before income taxes	66,479	44,030	43,363
Income tax expense (Note 7)	23,427	13,903	14,438
Net income	$ 43,052	$ 30,127	$ 28,925
Earnings per common share (Notes 2 and 20):			
Basic	$ 0.80	$ 0.57	$ 0.58
Diluted	$ 0.78	$ 0.56	$ 0.57

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Universal American Financial Corp. and Subsidiaries

For the Three Years Ended December 31, 2003 (In thousands)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2001	$468	$128,625	$ 4,875	$ 40,354	$ (373)	$173,949
Net income	–	–	–	28,925	–	28,925
Other comprehensive income (Note 21)	–	–	728	–	–	728
Comprehensive income						29,653
Issuance of common stock (Note 8)	60	26,168	–	–	–	26,228
Stock-based compensation (Note 9)	–	863	–	–	–	863
Loans to officers (Note 8)	–	68	–	–	–	68
Treasury shares purchased, at cost (Note 8)	–	–	–	–	(764)	(764)
Treasury shares reissued (Note 8)	–	22	–	–	751	773
Balance, December 31, 2001	528	155,746	5,603	69,279	(386)	230,770
Net income	–	–	–	30,127	–	30,127
Other comprehensive income (Note 21)	–	–	24,284	–	–	24,284
Comprehensive income						54,411
Issuance of common stock (Note 8)	4	1,016	–	–	–	1,020
Stock-based compensation (Note 9)	–	1,412	–	–	–	1,412
Loans to officers (Note 8)	–	10	–	–	–	10
Treasury shares purchased, at cost (Note 8)	–	–	–	–	(1,520)	(1,520)
Treasury shares reissued (Note 8)	–	80	–	–	586	666
Balance, December 31, 2002	532	158,264	29,887	99,406	(1,320)	286,769
Net income	–	–	–	43,052	–	43,052
Other comprehensive income (Note 21)	–	–	9,887	–	–	9,887
Comprehensive income	–	–	–	–	–	52,939
Issuance of common stock (Note 8)	9	4,077	–	–	–	4,086
Stock-based compensation (Note 9)	–	1,343	–	–	–	1,343
Loans to officers (Note 8)	–	653	–	–	–	653
Treasury shares purchased, at cost (Note 8)	–	–	–	–	(1,113)	(1,113)
Treasury shares reissued (Note 8)	–	18	–	–	1,043	1,061
Balance, December 31, 2003	$541	$164,355	$39,774	$142,458	$(1,390)	$345,738

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Universal American Financial Corp. and Subsidiaries

For the Three Years Ended December 31, 2003 (In thousands)	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 43,052	$ 30,127	$ 28,925
Adjustments to reconcile net income to net cash provided by operating activities, net of balances acquired:			
Deferred income taxes	7,839	9,404	8,695
Change in reserves for future policy benefits	17,393	33,780	22,885
Change in policy and contract claims	23	9,055	788
Change in deferred policy acquisition costs	(51,103)	(27,850)	(19,186)
Amortization of present value of future profits and other intangibles	3,023	1,642	2,637
Net accretion of bond discount	(3,299)	(3,716)	(3,770)
Amortization of capitalized loan origination fees	2,248	539	530
Change in policy loans	286	298	1,035
Change in accrued investment income	(1,371)	778	(1,203)
Change in reinsurance balances	18,327	(7,983)	(4,844)
Realized losses (gains) on investments	(2,057)	5,083	(3,078)
Change in income taxes payable	10,488	(1,143)	1,452
Other, net	(549)	(1,349)	(3,190)
Net cash provided by operating activities	44,300	48,665	31,676
Cash flows from investing activities:			
Proceeds from sale or redemption of fixed maturities	271,968	266,541	323,608
Cost of fixed maturities purchased	(335,629)	(362,141)	(364,699)
Proceeds from sale of equity securities	2,104	2,842	612
Cost of equity securities purchased	(696)	(640)	(1,480)
Change in other invested assets	8	965	160
Change in due from/to broker	(2,379)	(4,362)	–
Purchase of business, net of cash acquired	(58,940)	–	(1,544)
Other investing activities	(2,889)	(2,539)	(1,687)
Net cash used by investing activities	(126,453)	(99,334)	(45,030)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	4,741	1,020	26,242
Cost of treasury stock purchases	(1,113)	(1,520)	(764)
Change in policyholder account balances	109,870	34,835	3,791
Change in reinsurance on policyholder account balances	1,028	798	–
Principal repayment on loan payable	(8,653)	(10,700)	(8,175)
Early extinguishment of debt	(68,950)	–	–
Issuance of new debt	65,000	–	–
Issuance of trust preferred securities	60,000	15,000	–
Net cash provided by financing activities	161,923	39,433	21,094
Net increase (decrease) in cash and cash equivalents	79,770	(11,236)	7,740
Cash and cash equivalents at beginning of year	36,754	47,990	40,250
Cash and cash equivalents at end of year	$ 116,524	$ 36,754	$ 47,990
Supplemental cash flow information:			
Cash paid for interest	$ 4,804	$ 2,574	$ 5,195
Cash paid for income taxes	$ 3,199	$ 3,707	$ 1,818

See notes to consolidated financial statements.

1. Organization and Company Background: Universal American Financial Corp. was incorporated in the State of New York in 1981 as a life and accident and health insurance holding company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and consolidate the accounts of Universal American Financial Corp. ("Universal American") and its subsidiaries (collectively the "Company"), American Progressive Life & Health Insurance Company of New York ("American Progressive"), American Pioneer Life Insurance Company ("American Pioneer"), American Exchange Life Insurance Company ("American Exchange"), Pennsylvania Life Insurance Company ("Pennsylvania Life"), Peninsular Life Insurance Company ("Peninsular"), Union Bankers Insurance Company ("Union Bankers"), Constitution Life Insurance Company ("Constitution"), Marquette National Life Insurance Company ("Marquette"), Penncorp Life Insurance Company, a Canadian company ("Penncorp Life (Canada)"), Pyramid Life Insurance Company ("Pyramid Life"), CHCS Services, Inc. and UAFC Statutory Trusts I, II, III, IV and V.

Pyramid Life was acquired on March 31, 2003 and its operating results prior to the date of acquisition are not included in Universal American's consolidated results of operations.

Collectively, the insurance company subsidiaries are licensed to sell life and accident and health insurance and annuities in all 50 states, the District of Columbia, Puerto Rico and all the provinces of Canada. The principal insurance products are Medicare Supplement and Select, fixed benefit accident and sickness disability insurance, long term care, senior life insurance and fixed annuities. The Company distributes these products through an independent general agency system and a career agency system. The career agents focus on sales for Pennsylvania Life, Pyramid Life and Penncorp Life (Canada) while the independent general agents sell for American Pioneer, American Progressive, Constitution and Union Bankers. CHCS Services, Inc., the Company's administrative services company, acts as a service provider for both affiliated and unaffiliated insurance companies for senior market insurance and non-insurance programs.

2. Summary of Significant Accounting Policies

A. BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). For the insurance subsidiaries, GAAP differs from statutory accounting practices prescribed or permitted by regulatory authorities. The accompanying consolidated financial statements include the accounts of Universal American and its wholly-owned subsidiaries, including the operations of acquired companies from the date of their acquisition. All material intercompany transactions and balances have been eliminated. The significant accounting policies followed by Universal American and subsidiaries that materially affect financial reporting are summarized below.

B. USE OF ESTIMATES: The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of assets and liabilities reported by us at the date of the financial statements and the revenues and expenses reported during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates may be revised and reflected in operating results. Actual results could differ from those estimates. In our judgment, the accounts involving estimates and assumptions that are most critical to the preparation of our financial statements are policy and claim liabilities, deferred policy acquisition costs, goodwill, present value of future profits and other intangibles, the valuation of certain investments and income taxes. There have been no changes in our critical accounting policies during the current year.

C. INVESTMENTS: The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Debt and Equity Securities." SFAS 115 requires that debt and equity securities be classified into one of three categories and accounted for as follows: Debt securities that the Company has the positive intent and the ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Debt and equity securities that are held for current resale are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as held to maturity or as trading securities are classified as "available for sale" and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income, net of tax and deferred policy acquisition cost adjustments.

As of December 31, 2003 and 2002, all fixed maturity securities were classified as available for sale and were carried at fair value, with the unrealized gain or loss, net of tax and other adjustments (deferred policy acquisition costs), included in accumulated other comprehensive income. Equity securities are carried at current fair value. Policy loans are stated at the unpaid principal balance. Short-term investments are carried at cost, which approximates fair value. Other invested assets include mortgage loans and collateral loans. The collateral loans are carried at cost which is equal to the fair value of their estimated future cash flows at the date of acquisition. Mortgage loans are carried at the unpaid principal balance.

Fair value of investments is based upon quoted market prices, where available, or on values obtained from independent pricing services. For certain mortgage and asset-backed securities, the determination of fair value is based primarily upon the amount and timing of expected future cash flows of the security. Estimates of these cash flows are based on current economic conditions, past credit loss experience and other factors.

The Company regularly evaluates the amortized cost of its investments compared to the fair value of those investments. Impairments of securities are generally recognized when a decline in fair value below the amortized cost basis is considered to be other-than-temporary. Impairment losses for certain mortgage and asset-backed securities are recognized when an adverse change in the amount or timing of estimated cash flows occurs, unless the adverse change is solely a result of changes in estimated market interest rates. The cost basis for securities determined to be impaired are reduced to their fair value, with the excess of the cost basis over the fair value recognized as a realized investment loss.

Realized investment gains and losses on the sale of securities are based on the specific identification method.

Investment income is generally recorded when earned. Premiums and discounts arising from the purchase of certain mortgage and asset-backed securities are amortized into investment income over the estimated remaining term of the securities, adjusted for anticipated prepayments. The prospective method is used to account for the impact on investment income of changes in the estimated future cash for these securities. Premiums and discounts on other fixed maturity securities are amortized using the interest method over the remaining term of the security.

D. DEFERRED POLICY ACQUISITION COSTS: The cost of acquiring new business, principally commissions and certain expenses of the agency, policy issuance and underwriting departments, all of which vary with, and are primarily related to the production of new and renewal business, have been deferred. These costs are being amortized in relation to the present value of expected gross profits on the policies arising principally from investment, mortality and expense margins in accordance with SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," ("SFAS 97") for interest sensitive life and annuity products and in proportion to premium revenue using the same assumptions used in estimating the liabilities for future policy benefits in accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," ("SFAS 60") for non-interest sensitive life and all accident & health products. Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses.

The Company has several reinsurance arrangements in place on its life and accident & health insurance risks (see Note 13 – Deferred Acquisition Costs). In the accompanying statement of operations, the Company reports commissions incurred on direct premium written and commission and expense allowances on reinsurance ceded on separate lines to correspond to the presentation of the premiums earned by the Company. In determining the amounts capitalized for deferred acquisition costs, the Company includes an amount for gross commissions and direct issue expenses, net of the related allowances received from the reinsurer on these costs.

E. PRESENT VALUE OF FUTURE PROFITS AND GOODWILL: Business combinations accounted for as a purchase result in the allocation of the purchase consideration to the fair values of the assets and liabilities acquired, including the present value of future profits, establishing such fair values as the new accounting basis. The present value of future profits is based on an estimate of the cash flows of the in force business acquired, discounted to reflect the present value of those cash flows. The discount rate selected depends upon the general market conditions at the time of the acquisition and the inherent risk in the transaction. Purchase consideration in excess of the fair value of net assets acquired, including the present value of future profits and other identified intangibles, for a specific acquisition, is allocated to goodwill. Allocation of purchase price is performed in the period in which the purchase is consummated. Adjustments, if any, in subsequent periods relate to resolution of pre-acquisition contingencies and refinements made to estimates of fair value in connection with the preliminary allocation.

Amortization of present value of future profits is based upon the pattern of the projected cash flows of the in-force business acquired, over periods ranging from 10 to 40 years. Other identified intangibles are amortized over their estimated lives. Through December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging from 20 to 30 years. Subsequent to December 31, 2001, goodwill is no longer amortized; see "Adoption of New Accounting Pronouncements" below.

On a periodic basis, management reviews the unamortized balances of present value of future profits, goodwill and other identified intangibles to determine whether events or circumstances indicate the carrying value of such assets is not recoverable, in which case an impairment charge would be recognized. Management believes that no impairments of present value of future profits, goodwill or other identified intangibles existed as of December 31, 2003.

F. RECOGNITION OF REVENUES, CONTRACT BENEFITS AND EXPENSES FOR INVESTMENT AND UNIVERSAL LIFE TYPE POLICIES: Revenues for universal life-type policies and investment products consist of mortality charges for the cost of insurance and surrender charges assessed against policyholder account balances during the period. Amounts received for investment and universal life type products are not reflected as premium revenue; rather such amounts are accounted for as deposits, with the related liability included in policyholder account balances. Benefit claims incurred in excess of policyholder account balances are expensed. The liability for policyholder account balances for universal life-type policies and investment products under SFAS 97 are determined following a "retrospective deposit" method. The retrospective deposit method establishes a liability for policy benefits at an amount determined by the account or contract balance that accrues to the benefit of the policyholder, which consists principally of policy account values before any applicable surrender charges. The base rates on the annuity products currently marketed by us range from 3% to 4.75%. We offer sales inducements in the form of first year only bonus interest rates, which range from 1% to 4%, on certain of our annuity products. Including the bonus interest rates, our current credited rates on our annuity products range from 3% to 7.7%. Our currently marketed annuity products have minimum guaranteed interest rates ranging from 1.5% to 3%. For Universal Life products, current credited rates range from 4% to 6%, which represent the minimum guaranteed rates. There is no first year only bonus interest on our Universal Life policies.

G. RECOGNITION OF PREMIUM REVENUES AND POLICY BENEFITS FOR ACCIDENT & HEALTH INSURANCE PRODUCTS: Premiums are recorded when due and recognized as revenue over the period to which the premiums relate. Benefits and expenses associated with earned premiums are recognized as the related premiums are earned so as to result in recognition of profits over the life of the policies. This association is accomplished by recording a provision for future policy benefits and amortizing deferred policy acquisition costs. The liability for future policy benefits for accident & health policies consists of active life reserves and the estimated present value of the remaining ultimate net cost of incurred claims. Active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on past experience. Claim reserves are established for future payments not yet due on incurred claims, primarily relating to individual disability and long term care insurance and group long-term disability insurance products. These reserves are initially established based on past experience, continuously reviewed and updated with any related adjustments recorded to current operations. Claim liabilities represent policy benefits due but unpaid at year-end and primarily relate to individual health insurance products.

H. RECOGNITION OF PREMIUM REVENUES AND POLICY BENEFITS FOR TRADITIONAL LIFE AND ANNUITY PRODUCTS: Premiums from traditional life and annuity policies with life contingencies generally are recognized as revenue when due. Benefits and expenses are matched with such revenue so as to result in the recognition of profits over the life of the contracts. This matching is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

I. RECOGNITION OF ADMINISTRATIVE SERVICE REVENUE: Fees for administrative services generally are recognized over the period for which the Company is obligated to provide service.

J. INCOME TAXES: The Company's method of accounting for income taxes is the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of a change in tax rates.

The Company establishes valuation allowances on its deferred tax assets for amounts that it determines will not be recoverable based upon an analysis of projected taxable income and its ability to implement prudent and feasible tax planning strategies. Increases in the valuation allowances are recognized as deferred tax expense. Subsequent determinations that portions of the valuation allowances are no longer necessary are reflected as deferred tax benefits. To the extent that valuation allowances were established in conjunction with acquisitions, changes in those allowances are first applied to goodwill (but not below zero) or other intangibles related to the acquisition and then are applied to income tax expense.

K. REINSURANCE: Amounts recoverable under reinsurance contracts are included in total assets as amounts due from reinsurers rather than net against the related policy asset or liability. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

L. FOREIGN CURRENCY TRANSLATION: The financial statement accounts of the Company's Canadian operations, which are denominated in Canadian dollars, are translated into U.S. dollars as follows: (i) Canadian currency assets and liabilities are translated at the rates of exchange as of the balance sheet dates and the related unrealized translation adjustments are included as a component of accumulated other comprehensive income, and (ii) revenues, expenses and cash flows, expressed in Canadian dollars, are translated using a weighted average of exchange rates for each period presented.

M. DERIVATIVE INSTRUMENTS – CASH FLOW HEDGE: The Company uses derivative instruments, interest rate swaps, to hedge risk arising from interest rate volatility ("cash-flow" hedge). These cash-flow hedges are recognized on the balance sheet at their fair value, based on independent pricing sources. The fair value of the cash-flow hedges are reported as assets or liabilities in other assets or other liabilities. On the date the interest rate swap contract is entered into, the Company designates it as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. Changes in the fair value of the interest rate swap that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income and are reclassified into earnings when the variability of the cash flow hedged item impacts earnings. Gains and losses on derivative contracts that are reclassified into earnings are included in the line items in which the hedged item is recorded.

At the inception of the contract, the Company formally documents all relationships between the hedging instrument and the hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

N. EARNINGS PER COMMON SHARE: Basic earning per share ("EPS") excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS gives the dilutive effect of the stock options outstanding during the year. There were 2,000 stock options excluded from the computation of diluted EPS because they were anti-dilutive at December 31, 2003 and 960,519 excluded at December 31, 2002.

O. STOCK BASED COMPENSATION: The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25. "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee and director stock options. Accordingly, no expense is recognized for those options issued with an exercise price at or above market on the date of the award. For options issued to employees with an exercise price that is less than market on the date of grant the Company recognizes an expense for the difference between the exercise price and the value of the options on the date of grant. For options issued to agents and others, the Company follows SFAS No. 123 "Accounting for Stock Based Compensation," ("SFAS 123"). Under

SFAS 123, the fair value of options awarded to agents and others are expensed over the vesting period of each award.

P. CASH FLOW INFORMATION: Included in cash and cash equivalents are cash on deposit, money market funds, and short term investments that had an original maturity of three months or less from the time of purchase.

Q. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS: Effective December 31, 2003, the Company adopted the disclosure requirements of Emerging Issues Task Force ("EITF") Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." Under the consensus, disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investment in Debt and Equity Securities," and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," that are classified as either available-for-sale or held-to-maturity. The disclosure requirements include quantitative information regarding the aggregate amount of unrealized losses and the associated fair value of the investments in an unrealized loss position, segregated into time periods for which the investments have been in an unrealized loss position. The consensus also requires certain qualitative disclosures about the unrealized holdings in order to provide additional information that the Company considered in concluding that the unrealized losses were not other-than-temporary. (For further discussion, see disclosures in Note 5 – Investments.)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Generally, SFAS No. 150 requires liability classification for two broad classes of financial instruments: (a) instruments that represent, or are indexed to, an obligation to buy back the issuer's shares regardless of whether the instrument is settled on a net-cash or gross-physical basis and (b) obligations that (i) can be settled in shares but derive their value predominately from another underlying instrument or index (e.g. security prices, interest rates, and currency rates), (ii) have a fixed value, or (iii) have a value inversely related to the issuer's shares. Mandatorily redeemable equity and written options requiring the issuer to buyback shares are examples of financial instruments that should be reported as liabilities under this new guidance.

SFAS No. 150 specifies accounting only for certain freestanding financial instruments and does not affect whether an embedded derivative must be bifurcated and accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

SFAS No. 150 is effective for instruments entered into or modified after May 31, 2003 and for all other instruments beginning with the first interim reporting period beginning after June 15, 2003. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2003, the FASB released FAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), Implementation Issue B-36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposure That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments ("Issue B-36"). Under FAS 133 Issue B-36 third party credit risk under coinsurance arrangements and debt instruments is required to be bifurcated from the host contract and accounted for as separate assets and liabilities with changes in these assets and liabilities recorded in the statement of operations.

The effective date of Issue B-36 is the first day of the first fiscal quarter beginning after September 15, 2003. Beginning in the fourth quarter of 2003 the Company intends to apply the guidance prospectively for existing contracts and all future transactions. As permitted by FAS 133, and its amendments FAS 137 "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FAS 133" ("FAS 137") and FAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," all contracts entered into prior to January 1, 1999, were grandfathered and are exempt from the provisions of FAS 133 that relate to embedded derivatives. Based upon the Company's current level of modified coinsurance and funds withheld reinsurance, the application of Issue B-36 did not have a material effect on the consolidated financial position or results of operations of the Company.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amended and clarified accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.

The provisions of SFAS No. 149 that relate to SFAS No. 133 Derivatives Implementation Group issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial condition or results of operations.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," which requires an entity to assess its interests in a variable interest entity to determine whether to consolidate that entity. A variable interest entity is an entity in which the equity investment at risk is not sufficient to permit the entity to finance it's activities without additional subordinated support from other parties or the equity investors do not have the characteristics of a controlling financial interest. FIN 46 requires that a variable interest entity be consolidated by its primary beneficiary, which is the party that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

The provisions of FIN 46 were effective immediately for variable interest entities created after January 31, 2003 and for variable interest entities for which the Company obtains an interest after that date. For any variable interest entities acquired prior to February 1, 2003, the provisions of the interpretation of FIN 46, as amended by FASB Staff Position No. 46-6, are effective for the quarter ending December 31, 2003. An interpretation of FIN 46 was issued in December 2003 which allows the Company to defer the effective date for consolidation of variable interest entities to the first reporting period that ends after March 15, 2004. (See pending accounting pronouncements below.) Adoption of the provisions of the interpretation FIN 46 did not have a material impact on the consolidated financial condition or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). This standard amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This standard also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has applied the disclosure provisions of SFAS 148 as of December 31, 2003, as required and presented below.

As permitted by SFAS 123, the Company measured its stock-based compensation for employees and directors using the intrinsic value approach under APB 25. Accordingly, the Company did not recognize compensation expense upon the issuance of its stock options because the option terms were fixed and the exercise price equaled the market price of the underlying common stock on the grant date. The Company does not intend to adopt the fair value method of accounting for stock-based compensation provisions of SFAS 123 for its employees or directors. The Company complied with the provisions of SFAS 123 by providing pro forma disclosures of net income and related per share data giving consideration to the fair value method provisions of SFAS 123. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied during each period presented.

For the year ended December 31, (In thousands, except per share amounts)	2003	2002	2001
Reported net income	$43,052	$30,127	$28,925
Add back: Stock-based compensation expense included in reported net income, net of tax	1,527	1,536	1,044
Less: Stock based compensation expense determined under fair value based method for all awards, net of tax	(2,895)	(2,623)	(1,804)
Pro forma net income	$41,684	$29,040	$28,165
Net income per share:			
Basic, as reported	$0.80	$0.57	$0.58
Basic, pro forma	$0.78	$0.55	$0.57
Diluted, as reported	$0.78	$0.56	$0.57
Diluted, pro forma	$0.76	$0.54	$0.56

Pro forma compensation expense reflected for prior periods is not indicative of future compensation expense that would be recorded by the Company if it were to adopt the fair value based recognition provisions of SFAS 123 for stock based compensation for its employees and directors. Future expense may vary based upon factors such as the number of awards granted by the Company and the then-current fair market value of such awards.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rates	2.78–4.40%	3.74–5.44%	4.92–5.52%
Dividend yields	0.0%	0.0%	0.0%
Expected volatility	40.00–42.97%	37.09–40.84%	40.81–48.41%
Expected lives of options (in years)	0–9.0	2.0–9.0	2.0–9.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Detailed information for activity in the Company's stock plans can be found in Note 9 – Stock-Based Compensation.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. This standard nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS 146, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the time of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002. The Company adopted this standard on January 1, 2003.

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 requires any gain or loss on extinguishments of debt to be presented as a component of continuing operations (unless specific criteria are met) whereas SFAS No. 4 required that such gains and losses be classified as an extraordinary item in determining net income. The Company adopted these provisions on January 1, 2003, as required. The other provisions of SFAS No. 145 were not relevant to the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes an accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations. SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of SFAS 144 did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires all business combinations to be accounted for under the purchase method. Accordingly, net assets acquired are recorded at fair value with any excess of cost over net assets assigned to goodwill. SFAS 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. Adoption of SFAS 141 did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, effective January 1, 2002 amortization of goodwill is precluded; however, its recoverability must be periodically (at least annually) reviewed and tested for impairment.

Goodwill must be tested at the reporting unit level for impairment in the year of adoption, including an initial test performed within six months of adoption. If the initial test indicates a potential impairment, then a more detailed analysis to determine the extent of impairment must be completed within 12 months of adoption. During the first quarter of 2002, the Company completed the review and analysis of its goodwill asset in accordance with the provisions of SFAS 142. The result of the analysis indicated that each reporting unit's fair value exceeded its carrying amount, including goodwill. As a result, goodwill for each reporting unit was not considered impaired. SFAS 142 also requires that useful lives for intangibles other than goodwill be reassessed and remaining amortization periods be adjusted accordingly. Adoption of SFAS 142 did not have a material impact on the Company's consolidated financial condition or results of operations. The Company updated its review of its goodwill assets during the fourth quarter of 2003 and determined that its goodwill assets remain unimpaired.

Effective April 1, 2001, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under the consensus, investors in certain securities with contractual cash flows, primarily asset-backed securities, are required to periodically update their best estimate of cash flows over the life of the security. If the fair value of the securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other than temporary impairment charge is recognized. The estimated cash flows are also used to evaluate whether there have been any changes in the securitized asset's estimated yield. All yield adjustments are accounted for on a prospective basis. Adoption of EITF 99-20 did not have a material impact on the Company's consolidated financial condition or results of operations.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS Nos. 137 and 138. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies hedge accounting criteria under which a derivative can qualify for special accounting. In order to receive special accounting, the derivative instrument must qualify as a hedge of either the fair value or the variability of the cash flow of a qualified asset or liability, or forecasted transaction. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. The adoption of SFAS 133 did not have a material impact on the Company's consolidated financial condition or results of operations.

R. PENDING ACCOUNTING PRONOUNCEMENTS: In December 2003, the FASB issued a revised version of FIN 46 ("FIN 46R"), which incorporates a number of modifications and changes made to the original version. FIN 46R replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Although early adoption is permitted, the Company will adopt FIN 46R in the first quarter of 2004. The adoption of FIN 46R is not anticipated to have a material impact on the consolidated financial position or results of operations of the Company.

In July 2003, AcSEC issued a final Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). SOP 03-1 addresses a wide variety of topics, however the primary provision that applies to the Company relates to capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs ("DAC"). SOP 03-1 is effective for financial statements for fiscal years beginning after December 15, 2003.

The Company currently offers enhanced or bonus crediting rates to contract-holders on certain of its individual annuity products. The Company's policy in this regard was to defer only the portion of the bonus interest amount that was offset by a corresponding reduction in the sales commission to the agent. Effective January 1, 2004, all bonus interest will be deferred and amortized. The adoption of SOP 03-1 is not anticipated to have a material impact on the consolidated financial position or results of operations of the Company.

S. RECLASSIFICATIONS: Certain reclassifications have been made to prior years' financial statements to conform to current period presentation.

3. Business Combinations

Acquisition of Pyramid Life On March 31, 2003, the Company completed the acquisition of all of the outstanding common stock of Pyramid Life. In this transaction, the Company acquired a block of in-force business as well as a career sales force that is skilled in selling senior market insurance products. The purchase price of $57.5 million and transaction costs of $2.4 million were financed with $20.1 million of net proceeds generated from the refinancing of the Company's credit facility and $39.8 million of cash on hand, including a portion of the proceeds from the trust preferred offerings completed by the Company in December 2002 and March 2003. (See Note 14 – Loan Agreements and Note 15 – Trust Preferred Securities). Operating results generated by Pyramid Life prior to March 31, 2003, the date of acquisition, are not included in the Company's consolidated financial statements. At the time of closing, the fair value of net tangible assets of the acquired company amounted to $27.6 million. The excess of the purchase price over the fair value of net tangible assets acquired was $32.3 million. At March 31, 2003, the Company performed the initial allocation of the excess to identifiable intangible assets. Based on this initial allocation, approximately $13.1 million, net of deferred taxes of $7.1 million, was assigned to the present value of future profits acquired, which has a weighted average life of 7 years. Approximately $14.3 million, net of deferred taxes of $7.7 million, was assigned to the distribution channel acquired, which has a weighted average life of 30 years. The distribution channel represents the new sales production from the career distribution established by Pyramid Life. Pyramid Life distributes its products on an exclusive basis through 32 Senior Sales Solution Centers ("SSSC's"). The remaining $4.9 million was assigned to the value of the trademarks and licenses acquired, which are deemed to have an indefinite life.

As of March 31, 2003 (the date of acquisition), the condensed balance sheet of Pyramid Life was as follows:

March 31, (In thousands)	2003
ASSETS	
Cash and investments	$105,774
PVFP and other amortizing intangibles	42,263
Goodwill	4,867
Other	16,232
	$169,136
LIABILITIES	
Policy related liabilities	$103,978
Other	5,297
	109,275
Equity	59,861
	$169,136

The consolidated pro forma results of operations, assuming that Pyramid Life was purchased on January 1, 2003 and 2002 is as follows:

Year ended December 31, (In thousands)	2003	2002
Total revenue	$551,639	$430,229
Income before taxes[1]	$ 67,323	$ 48,041
Net income[1]	$ 43,591	$ 32,708
Earnings per common share:		
Basic	$ 0.81	$ 0.62
Diluted[1]	$ 0.79	$ 0.60

[1] The above pro forma results of operations includes excess amortization of capitalized loan fees of $1.9 million in 2003 and $2.4 million in 2002 as a result of the assumed refinancing of the existing debt at January 1, 2003 and 2002, respectively. This additional expense reduced net income by $1.2 million or $0.02 per diluted share in 2003 and $1.6 million or $0.03 per diluted share in 2002. The actual amount of excess amortization reported in 2003 was $1.8 million. No excess amortization was reported in 2002.

The pro forma results of operations reflect management's best estimate based upon currently available information. The pro forma adjustments are applied to the historical financial statements of Universal American and Pyramid Life to account for Pyramid Life under the purchase method of accounting. In accordance with SFAS No. 141, "Business Combinations," the total purchase cost was allocated to Pyramid Life's assets and liabilities based on their relative fair values. These allocations are subject to valuations as of the date of the acquisition based upon appraisals and other information at that time. Although the time required to identify and measure the fair value of the assets acquired and liabilities assumed in a business combination will vary with circumstances, the allocation period should not exceed one year from the consummation of a business combination. Management has provided its best estimate of the likely fair values of assets and liabilities for the purpose of this pro forma information. However, management cannot predict the potential adjustments resulting from the actual final purchase assumptions, which could result in differences from these pro forma estimates.

The pro forma information presented above is for disclosure purposes only and is not necessarily indicative of the results of operations that would have occurred had the acquisition been consummated on the dates assumed, nor is the pro forma information intended to be indicative of Universal American's future results of operations.

Acquisition of Ameriplus On August 1, 2003, the Company acquired 100% of the outstanding common stock of Ameriplus Preferred Care, Inc. ("Ameriplus"). Ameriplus is engaged in the business of creating and maintaining a network of hospitals for the purpose of providing discounts to our Medicare Select policyholders. Ameriplus' network is utilized in connection with Medicare Select policies written by subsidiaries of Universal American and can be offered to non-affiliated parties as well. Ameriplus receives network fees when premiums for these Medicare Select policies are collected.

The total purchase price was $2.0 million and was paid with cash of $1.0 million and 147,711 unregistered shares of common stock of Universal American. At the time of the closing, Ameriplus had no material tangible assets. Substantially the entire purchase price was allocated to the estimated value of the future override fees, with the balance assigned to goodwill. The value of the future fees has a weighted average estimated life of approximately five years. (See Note 4 – Intangible Assets for additional detail).

4. Intangible Assets Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and accordingly ceased all amortization of goodwill.

The following table shows the Company's acquired intangible assets that continue to be subject to amortization and accumulated amortization expense.

	December 31, 2003		December 31, 2002	
(In thousands)	Gross Carry Amount	Accumulated Amortization	Gross Carry Amount	Accumulated Amortization
Present value of future profits:				
Career Agency	$20,208	$ 1,784	$ –	$ –
Senior Market Brokerage	2,391	974	2,391	657
Administrative Services	7,672	6,770	7,671	6,418
Value of future override fees	1,820	20	–	–
Distribution Channel – Career Agency	22,055	551	–	–
Total	$54,146	$10,099	$10,062	$7,075

The following table shows the changes in the present value of future profits and other amortizing intangible assets.

(In thousands)	2003	2002	2001
Balance, beginning of year	$ 2,987	$ 3,463	$ 5,809
Additions from acquisitions	44,083	1,166	–
Amortization, net of interest	(3,023)	(1,642)	(2,346)
Balance, end of year	$44,047	$ 2,987	$ 3,463

Estimated future net amortization expense (in thousands) for the succeeding five years is as follows:

2004	$ 3,409
2005	3,362
2006	3,270
2007	3,109
2008	2,739
Thereafter	28,158

The carrying amounts of goodwill and intangible assets with indefinite lives as of December 31, 2003 and 2002, are shown below.

(In thousands)	2003	2002
Career Agency	$ 4,867	$ –
Senior Market Brokerage	3,893	3,893
Administrative Services	4,357	4,080
Total	$13,117	$7,973

5. Reinsurance Transactions

Recapture of Reinsurance Ceded Effective April 1, 2003, American Pioneer entered into agreements to recapture approximately $48 million of Medicare Supplement business that had previously been reinsured to Transamerica Occidental Life Insurance Company, Reinsurance Division ("Transamerica") under two quota share contracts. In 1996, American Pioneer entered into two reinsurance treaties with Transamerica. Pursuant to the first of these contracts American Pioneer ceded to Transamerica 90% of approximately $50 million of annualized premium that it had acquired from First National Life Insurance Company in 1996. Under the second contract, as subsequently amended, American Pioneer agreed to cede to Transamerica 75% of certain new business from October 1996 through December 31, 1999. As of April 1, 2003, approximately $27 million remained ceded under the First National treaty and approximately $16 million remained ceded under the new business treaty.

As part of an effort to exit certain non-core lines of business, Transamerica approached the Company in 2002 to determine our interest in recapturing the two treaties. Under the terms of the recapture agreements, Transamerica transferred approximately $18 million in cash to American Pioneer to cover the statutory reserves recaptured by American Pioneer. No ceding allowance was paid by American Pioneer in the recapture and American Pioneer currently retains 100% of the risks on the $48 million of Medicare Supplement business. There was no gain or loss reported on these recapture agreements.

Acquisition of Guarantee Reserve Marketing Organization Effective July 1, 2003, Universal American entered into an agreement with Swiss Re and its newly acquired subsidiary, Guarantee Reserve Life Insurance Company ("Guarantee Reserve"), to acquire Guarantee Reserve's marketing organization, including all rights to do business with its field force. The primary product sold by this marketing organization is low face amount whole life insurance, primarily for seniors.

Beginning July 1, 2003, the Guarantee Reserve field force continued to write this business in Guarantee Reserve, with Universal American administering all new business and assuming 50% of the risk through a quota share reinsurance arrangement. Beginning in the second quarter of 2004, as the products are approved for sale in each state, new business will be written by a Universal American subsidiary, with 50% of the risk ceded to Swiss Re.

6. Investments The amortized cost and fair value of fixed maturities as of December 31, 2003 and 2002 are as follows:

December 31, 2003 (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Classification				
U.S. Treasury securities and obligations of U.S. government	$ 74,187	$ 695	$ (219)	$ 74,663
Corporate debt securities	544,744	36,892	(4,988)	576,648
Foreign debt securities[1]	218,011	19,041	(118)	236,934
Mortgage and asset-backed securities	245,012	8,711	(576)	253,147
	$1,081,954	$65,339	$(5,901)	$1,141,392

December 31, 2002 (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Classification				
U.S. Treasury securities and obligations of U.S. government	$ 90,189	$ 1,670	$ (9)	$ 91,850
Corporate debt securities	374,087	30,323	(1,667)	402,743
Foreign debt securities[1]	166,689	10,072	(216)	176,545
Mortgage and asset-backed securities	253,089	12,621	(1,898)	263,812
	$ 884,054	$54,686	$(3,790)	$ 934,950

[1] Primarily Canadian dollar denominated bonds supporting our Canadian insurance reserves.

The amortized cost and fair value of fixed maturities at December 31, 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2003 (In thousands)	Amortized Cost	Fair Value
Due in 1 year or less	$ 34,558	$ 35,090
Due after 1 year through 5 years	113,181	123,167
Due after 5 years through 10 years	354,113	382,467
Due after 10 years	335,090	347,521
Mortgage and asset-backed securities	245,012	253,147
	$1,081,954	$1,141,392

The fair value and unrealized loss as of December 31, 2003 for fixed maturity and equity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are shown below.

	Less than 12 Months		12 Months or Longer		Total	
December 31, 2003 (In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Classification						
U.S. Treasury securities and obligations of U.S. government	$ 20,927	$ (219)	$ –	$ –	$ 20,927	$ (219)
Corporate debt securities	71,412	(4,112)	4,138	(876)	75,550	(4,988)
Foreign debt securities[1]	4,825	(116)	47	(3)	4,872	(119)
Mortgage and asset-backed securities	31,669	(404)	2,999	(172)	34,668	(576)
Total fixed maturities	128,833	(4,851)	7,184	(1,051)	136,017	(5,902)
Equity securities	254	–	2	(8)	256	(8)
Total	$129,087	$(4,851)	$7,186	$(1,059)	$136,273	$(5,910)

There were no fixed maturities as of December 31, 2003, with a fair value less than 80% of the security's amortized cost. As of December 31, 2003, fixed maturities represented more than 99% of the Company's unrealized loss amount, which was comprised of 78 different securities.

The majority of the securities in an unrealized loss position for less than 12 months are depressed due to the rise in long-term interest rates. This group of securities was comprised of 69 securities. Approximately 99%, of the less than 12 months total unrealized loss amount was comprised of securities with fair value to amortized cost ratios at or greater than 90%. As of December 31, 2003, approximately $3.5 million of the unrealized loss related to securities, where the fair value was greater than par value of the securities.

The securities depressed for 12 months or more were comprised of nine securities. All of the 12 months or more unrealized loss amount was comprised of securities with fair value to amortized cost ratio at or greater than 80% as of December 31, 2003. Approximately $0.9 million, or 83% of the 12 month or more unrealized loss amount related to airline enhanced equipment trust certificates with a carry value of $5.0 million. The fair value for these securities was 83% of the carry value at December 31, 2003. A description of the events contributing to the security's unrealized loss position and the factors considered in determining that recording an other-than-temporary impairment was not warranted are outlined below.

As part of the Company's ongoing security monitoring process by a committee of investment and accounting professionals, the Company has reviewed its investment portfolio and concluded that there were no additional other-than-temporary impairments as of December 31, 2003 and 2002. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, management's intent and ability to hold these securities, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective evidence (including evaluation of the underlying collateral of a security), the Company believes that the prices of the securities in the sectors identified above were temporarily depressed.

The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other-than-temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates.

Gross unrealized gains and gross unrealized losses of equity securities as of December 31, 2003 and 2002 were as follows:

(In thousands)	2003	2002
Gross unrealized gains	$34	$ 117
Gross unrealized losses	(8)	(133)
Net unrealized gains (losses)	$26	$ (16)

The components of the change in unrealized gains and losses included in the consolidated statements of stockholders' equity for the three years ended December 31, 2003 were as follows:

(In thousands)	2003	2002	2001
Change in net unrealized gains (losses):			
Fixed maturities	$ 8,542	$ 38,522	$ 6,695
Equity securities	42	124	132
Foreign currency	9,090	679	(3,996)
Fair value of cash flow swap	196	–	–
Adjustment relating to deferred policy acquisition costs	(2,665)	(1,958)	(1,333)
Change in net unrealized gains (losses) before income tax	15,205	37,367	1,498
Income tax (expense) benefit	(5,318)	(13,083)	(770)
Change in net unrealized gains (losses)	$ 9,887	$ 24,284	$ 728

The details of net investment income for the three years ended December 31, 2003 were as follows:

(In thousands)	2003	2002	2001
Investment Income:			
Fixed maturities	$59,528	$54,553	$54,100
Cash and cash equivalents	882	1,044	1,749
Equity securities	93	197	238
Other	744	1,279	1,181
Policy loans	1,652	1,697	1,529
Mortgage loans	62	134	205
Gross investment income	62,961	58,904	59,002
Investment expenses	(1,886)	(1,188)	(1,190)
Net investment income	$61,075	$57,716	$57,812

There were no non-income producing fixed maturities for the year ended December 31, 2003 or 2002. Fixed maturities with a carrying value of $0.1 million were non-income producing for the year ended December 31, 2001.

Gross realized gains and gross realized losses included in the consolidated statements of operations for the three years ended December 31, 2003 were as follows:

(In thousands)	2003	2002	2001
Realized gains:			
Fixed maturities	$ 3,497	$10,435	$ 9,301
Equity securities and other invested assets	476	72	14
Total realized gains	3,973	10,507	9,315
Realized losses:			
Fixed maturities	(1,811)	(14,914)	(6,237)
Equity securities	(105)	(676)	–
Total realized losses	(1,916)	(15,590)	(6,237)
Net realized gains (losses)	$ 2,057	$ (5,083)	$ 3,078

The Company wrote down the value of certain fixed maturity securities by $1.3 million during 2003. The Company wrote down the value of certain fixed maturity securities by $10.6 million during 2002, primarily as a result of the impairment of our WorldCom bonds. The WorldCom bonds were disposed of in the third quarter of 2002 at a price approximating their carrying value after the other-than-temporary decline was recognized. The Company wrote down the value of certain fixed maturity securities by $4.2 million during 2001. These write downs represent management's estimate of other-than-temporary declines in value and were included in net realized gains (losses) on investments.

At December 31, 2003 and 2002, the Company held unrated or less-than-investment grade corporate debt securities with carrying and estimated fair values as follows:

(In thousands)	2003	2002
Carrying value	$8,361	$5,266
Estimated fair value	$8,361	$5,266
Percentage of total assets	0.5%	0.4%

The holdings of less-than-investment grade securities are diversified and the largest investment in any one such security was $3.1 million at December 31, 2003, which was approximately 0.3% of total assets and $2.4 million at December 31, 2002, which was approximately 0.2% of total assets.

Included in fixed maturities at December 31, 2003 and 2002 were securities with carrying values of $44.1 million and $35.3 million, respectively, held by various states as security for the policyholders of the Company within such states.

7. Income Taxes The parent holding company files a consolidated return for federal income tax purposes, that includes all of the non-insurance company subsidiaries as well as American Progressive through March 31, 2002 and American Pioneer through June 30, 2002. American Exchange and its subsidiaries and Penncorp Life (Canada) are not currently included. American Exchange and its subsidiaries, including American Progressive as of April 1, 2002 and American Pioneer as of July 1, 2002, file a separate consolidated federal income tax return. Penncorp Life (Canada) files a separate return with Revenue Canada.

Income before taxes by geographic distribution for the three years ended December 31, 2003 is as follows:

(In thousands)	2003	2002	2001
United States	$51,597	$30,290	$27,606
Canada	4,882	13,740	15,757
Total income before taxes	$66,479	$44,030	$43,363

The Company's federal and state income tax expense (benefit) for the three years ended December 31, 2003 is as follows:

(In thousands)	2003	2002	2001
Current – United States	$ 303	$ 208	$ 449
Current – Canada	15,285	4,291	5,451
Sub total current	15,588	4,499	5,900
Deferred – United States	17,821	8,268	8,409
Deferred – Canada	(9,982)	1,136	129
Sub total deferred	7,839	9,404	8,538
Total tax expense	$23,427	$13,903	$14,438

A reconciliation of the "expected" tax expense at 35% with the Company's actual tax expense applicable to operating income before taxes reported in the Consolidated Statements of Operations is as follows:

(In thousands)	2003	2002	2001
Expected tax expense	$23,268	$15,410	$15,177
Change in valuation allowance	(4,507)	(1,694)	(737)
Reserve for prior year taxes of acquired entities	4,439	–	–
Canadian taxes	126	51	(208)
Other	101	136	206
Actual tax expense	$23,427	$13,903	$14,438

In addition to federal and state income tax, the Company is subject to state premium taxes, which taxes are included in other operating costs and expenses in the accompanying statements of operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 were as follows:

(In thousands)	2003	2002
Deferred tax assets:		
Reserves for future policy benefits	$ 36,180	$ 19,484
Deferred policy acquisition costs	5,309	9,970
Loss carryforwards	5,851	11,400
Asset valuation differences	6,462	11,845
Deferred revenues	998	1,165
Tax credit carryforwards	320	197
Other	(4,083)	2,666
Total gross deferred tax assets	51,037	56,727
Less valuation allowance	(593)	(5,100)
Net deferred tax assets	50,444	51,627
Deferred tax liabilities:		
Present value of future profits	(13,270)	314
Unrealized gains on investments	(21,417)	(16,099)
Total gross deferred tax liabilities	(34,687)	(15,785)
Net deferred tax asset	$ 15,757	$ 35,842

At December 31, 2003, the Company (exclusive of American Exchange and its subsidiaries and PennCorp Life) had net operating loss carryforwards of approximately $1.7 million that expire in the year 2015 and capital loss carryforwards of $1.3 million that expire in 2007. At December 31, 2003, the Company also had an Alternative Minimum Tax (AMT) credit carryforward for federal income tax purposes of approximately $0.2 million that can be carried forward indefinitely. At December 31, 2003, American Exchange and its subsidiaries had net operating loss carryforwards, most of which relate to the companies acquired in 1999 (and were incurred prior to their acquisition), of approximately $27.2 million that expire in the years 2008 to 2017. At December 31, 2003, American Exchange and its subsidiaries also had capital loss carryforwards of $12.3 million that expire in years 2006 and 2007. As a result of changes in ownership of the Company in July 1999, the use of most of the loss carryforwards of the Company are subject to annual limitations.

At December 31, 2003 and 2002, the Company carried valuation allowances of $0.6 million and $5.1 million, respectively, with respect to its deferred tax assets. The Company establishes a valuation allowance based upon an analysis of projected taxable income and its ability to implement prudent and feasible tax planning strategies. As a result of the continued profitability of the insurance subsidiaries acquired in 1999 and 2003, the valuation allowance on certain of the life tax loss carryforwards no longer was considered necessary at December 31, 2003. The amount of the valuation allowance released during 2003 was $4.5 million and was recorded as a deferred income tax benefit. This benefit was reduced by reserve amounts established for pre-acquisition tax years of certain life insurance subsidiaries that currently are being examined by the Internal Revenue Service. As a result of the increased profitability of the Administrative Services segment, valuation allowances on certain of the non-life tax loss carryforwards no longer were considered necessary as of December 31, 2003. The amount of the valuation allowance released during 2003 was $0.1 million and was also recorded as a deferred income tax benefit. Management believes it is more likely than not that the Company will realize the recorded net deferred tax assets.

8. Stockholders' Equity

Preferred Stock The Company has 2.0 million authorized shares of preferred stock with no such shares issued and outstanding at December 31, 2003 or 2002.

Common Stock The par value of common stock is $.01 per share with 80.0 million shares authorized for issuance. There were 54.1 million shares issued and outstanding at December 31, 2003 and 53.2 million issued and outstanding at December 31, 2002. The Company issued 0.9 million shares of its common stock during the year ended December 31, 2003, 0.4 million shares during 2002 and 6.0 million shares (primarily as a result of the equity offering noted below) during 2001.

Equity Offering On July 12, 2001, the Company entered into an Underwriting Agreement with Banc of America Securities LLC and Raymond James & Associates, Inc., as representatives of the underwriters named therein, and certain shareholders of the Company, with respect to the sale of up to 7,950,000 shares of the Company's common stock (including 750,000 shares of Common Stock subject to an over-allotment option granted to the Underwriters by the Company and some of the selling shareholders). As a result, on July 12, 2001, the Company issued five million shares of common stock at a price of $5.00 per share, generating proceeds of $25 million. Expenses for this transaction, including the underwriters' discounts and commissions, amounted to $2.4 million, resulting in net proceeds of $22.6 million to the Company. The proceeds from this offering were used to enhance the capital and surplus of certain of our insurance subsidiaries ($9.3 million), reduce intercompany obligations ($5.5 million) and the balance to hold at the parent company for general corporate purposes. In connection with this offering, certain shareholders of the company, none of whom were management, sold 2.2 million shares at $5.00 per share, less the underwriters' discounts and commissions of $0.3187 per share.

On August 13, 2001, the over-allotment option provided in the underwriting agreement was exercised and, as a result, the Company issued an additional 720,000 shares of common stock at a price of $5.00 per share, less the underwriters' discounts and commissions of $0.3187 per share, generating additional net proceeds of $3.4 million. In connection with the over-allotment option, certain shareholders sold an additional 30,000 shares at $5.00 per share, less the underwriters' discounts and commissions of $0.3187 per share.

The net proceeds to the Company of the total offering, including the over-allotment, was $26.2 million, net of total expenses of $2.6 million.

Shareholders' Agreement Universal American, Capital Z, Richard Barasch (the Chairman and Chief Executive Officer of the Company) and several other shareholders of Universal American entered into a shareholders' agreement on July 30, 1999 (the "Shareholders' Agreement"). The Shareholders' Agreement requires that all proposed sales/transfers by the other shareholders who are party to the Shareholders' Agreement must first be offered to Richard Barasch and Capital Z, including its affiliates. However, pledges and some other transfers by any party to the Shareholders' Agreement of less than 1% of Universal American's outstanding common stock at any one time, or 2.5% when aggregated with the other transfers by the shareholder and his, her or its permitted transferees of Universal American's outstanding common stock, are permitted. In addition, Richard Barasch was not permitted to sell more than 3% of his holdings for a three-year period beginning July 30, 1999. The Shareholders' Agreement provides for tag-along and drag-along rights under some circumstances. "Tag-along rights" allow the holder of stock to include his, her or its stock in a sale of common stock initiated by another party to the Shareholders' Agreement. "Drag-along rights" permit a selling party to the Shareholders' Agreement to force the other parties to the Shareholders' Agreement to sell a proportion of the other holder's shares in a sale arranged by the selling shareholder.

Under the terms of the Shareholders' Agreement, of the nine members of Universal American's board of directors, certain shareholders are permitted to nominate directors as follows: Capital Z: four, Richard Barasch: two and Universal American: two. Capital Z and Richard Barasch are each required to vote for the director(s) nominated by the other. The right of Richard Barasch to nominate directors is conditioned upon his continued employment with Universal American. In addition, the right to nominate directors is not transferable, except that Capital Z may transfer its right to a third-party buyer who acquires 10% or more of the outstanding common stock of Universal American from Capital Z.

Treasury Stock On December 18, 2003, The Board of Directors approved a plan to increase the number of shares of Company stock the Company can repurchase in the open market to 1.5 million shares from 1.0 million shares. The primary purpose of the plan is to fund employee stock bonuses.

For the year ended December 31, (In thousands, except shares, per share amounts in dollars)	2003			2002		
	Shares	Amount	Weighted Average Cost Per Share	Shares	Amount	Weighted Average Cost Per Share
Treasury stock beginning of year	241,076	$ 1,320	$5.48	80,982	$ 386	$4.76
Shares repurchased	141,718	1,113	7.85	263,385	1,520	5.77
Shares distributed in the form of employee bonuses	(189,931)	(1,043)	5.58	(103,291)	(586)	6.45
Treasury stock, end of period	192,863	$ 1,390	$7.21	241,076	$1,320	$5.48

Through December 31, 2003, the Company had repurchased 760,190 shares at an aggregate cost of $4.1 million. As of December 31, 2003, 739,810 shares remained available for repurchase under the program. Additional repurchases may be made from time to time at prevailing prices, subject to restrictions on volume and timing.

Additional Paid In Capital The Company provided loans to certain members of management to purchase shares of common stock in connection with the 1999 acquisition. The loans totaled $1.0 million at inception and were accounted for as a reduction of additional paid in capital in the financial statements. Repayments of these loans amounted to $0.7 million in 2003 and $0.1 million in 2001 and are reported as an increase additional paid in capital. As of December 31, 2003, the outstanding balance of these loans was $0.2 million.

Accumulated Other Comprehensive Income The components of accumulated other comprehensive income are as follows:

December 31, (In thousands)	2003	2002	2001
Net unrealized appreciation on investments	$ 59,464	$ 50,880	$ 12,234
Deferred acquisition cost adjustment	(4,985)	(2,320)	(361)
Foreign currency translation gains (losses)	6,516	(2,574)	(3,253)
Fair value of cash flow swap	196	–	–
Deferred tax on the above	(21,417)	(16,099)	(3,017)
Accumulated other comprehensive income	$ 39,774	$ 29,887	$ 5,603

9. Stock Based Compensation

1998 Incentive Compensation Plan On May 28, 1998, the Company's shareholders approved the 1998 Incentive Compensation Plan (the "1998 ICP"). The 1998 ICP superceded the Company's 1993 Incentive Stock Option Plan. Options previously granted under the Company's Incentive Stock Option Plan will remain outstanding in accordance with their terms and the terms of the respective plans. The 1998 ICP provides for grants of stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, other stock-related awards, and performance or annual incentive awards that may be settled in cash, stock, or other property ("Awards").

The total number of shares of the Company's Common Stock reserved and available for delivery to participants in connection with Awards under the 1998 ICP is (i) 1.5 million, plus (ii) the number of shares of Common Stock subject to awards under Preexisting Plans that become available (generally due to cancellation or forfeiture) after the effective date of the 1998 ICP, plus (iii) 13% of the number of shares of Common Stock issued or delivered by the Corporation during the term of the 1998 ICP (excluding any issuance or delivery in connection with Awards, or any other compensation or benefit plan of the Corporation), provided, however, that the total number of shares of Common Stock with respect to which incentive stock options ("ISOs") may be granted shall not exceed 1.5 million. As of December 31, 2003, a total of 7.3 million shares were eligible for grant under the plan of which 4.9 million shares were reserved for delivery under outstanding options awarded under the 1998 ICP, 2.0 million shares had been issued pursuant to previous awards and 0.4 million shares were reserved for issuance under future Awards at December 31, 2003.

Executive officers, directors, and other officers and employees of the Corporation or any subsidiary, as well as other persons who provide services to the Company or any subsidiary, are eligible to be granted Awards under the 1998 ICP, which is administered by the Board or a Committee established pursuant to the Plan.

The Committee, may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and vesting shall occur automatically in the case of a "change in control" of the Company, except to the extent otherwise determined by the Committee at the date of grant or thereafter. The Committee has not yet exercised any of its discretions noted above.

Employee Stock Awards In accordance with the 1998 ICP, the Company grants restricted stock to its officers and non-officer employees. These grants vest upon issue. The non-officer grants are expensed and awarded in the same year. The Company granted awards to non-officer employees of 5,119 shares with a fair value of $9.71 per share during 2003, 7,721 shares with a fair value of $5.92 per share during 2002 and 11,386 shares with a fair value of $6.81 per share during 2001. Officer grants are accrued for during the year for which they are earned and awarded the following year. The grant for 2003 performance has not yet been determined. The Company granted awards to officers of 181,914 shares with a fair value of $5.57 per share for 2002 performance and 103,216 shares with a fair value of $6.45 per share for 2001 performance. The Company recognized compensation expense of $1.1 million for the year ended December 31, 2002, and $0.7 million for 2001.

Agent's Stock Purchase Plan The Company offers shares of its common stock for sale to qualifying agents of the Insurance Subsidiaries pursuant to the Company's Agents Stock Purchase Plan ("ASPP"). Shares are sold at market price and, accordingly, no expense is recognized. Pursuant to the ASPP, agents purchased 183,286 shares at a weighted average price of $6.20 per share in 2003, 30,250 shares at a weighted average price of $6.30 per share in 2002, and 13,100 shares at a weighted average price of $4.89 per share in 2001.

Agent's Deferred Compensation Plan The Company also offers shares of Common Stock for sale to its agents pursuant to the Company's Deferred Compensation Plan for Agents ("DCP"). Under the DCP, agents may elect to defer receipt between 5% and 100% of their first year commission, which deferral will be matched by a contribution by the Company, initially set at 25% of the amount of the deferral, up to a maximum of 5% of the agent's commissions. Both the agent's participation in the DCP and the Company's obligation to match the agent's deferral are subject to the agent satisfying and continuing to satisfy minimum earning, production and persistency standards. Shares are sold under the plan at market price and, accordingly, no expense is recognized, except for the fair value of the shares representing the Company match on the date of the contribution to the DCP. Agents deferred commissions amounting to $0.1 million in 2003, $0.3 million in 2002, and $0.2 million in 2001.

Option Awards A summary of the status of the Company's stock option plans during the three years ended December 31, 2003 and changes during the years ending on those dates is presented below:

(In thousands, except options, per share amounts in dollars)	2003		2002		2001	
Fixed Options	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding-beginning of year	5,513	$3.87	4,916	$3.31	4,643	$3.22
Granted	745	6.28	940	6.64	485	4.14
Exercised	(389)	3.63	(284)	3.30	(168)	2.95
Terminated	(210)	4.77	(59)	4.21	(44)	3.60
Outstanding-end of year	5,659	$4.17	5,513	$3.87	4,916	$3.31
Options exercisable at end of year	4,019	$3.78	3,601	$3.51	2,911	$3.16

A summary of the weighted average fair value of options granted during the three years ended December 31, 2003 is presented below:

(In thousands, except options, per share amounts in dollars)	2003		2002		2001	
Fixed Options	Options	Weighted-Average Fair Value	Options	Weighted-Average Fair Value	Options	Weighted-Average Fair Value
Above market	306	$1.85	176	$ 2.11	93	$ 1.13
At market	439	2.84	629	4.08	382	2.60
Below market	–	–	135	3.01	10	2.16
Total granted	745	$2.43	940	$ 3.55	485	$ 2.31

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Prices (In thousands, except options, per share amounts in dollars)	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2003	Weighted-Average Exercise Price
$1.88– 3.12	946	3.7 years	$2.49	945	$2.49
3.15	2,162	4.9 years	3.15	1,600	3.15
3.25– 4.79	822	5.4 years	4.09	694	4.08
5.00–10.56	1,729	6.1 years	6.41	780	6.36
$1.88–10.56	5,659	5.1 years	$4.17	4,019	$3.78

A summary of the activity relating to the options awarded by the Company for employees, directors and agents for the three years ended December 31, 2003, is as follows:

(In thousands, except options, per share amounts in dollars)	Employees	Directors	Agents & Others	Total	Range of Exercise Prices
Balance, January 1, 2001	3,370	175	1,098	4,643	
Granted	334	48	103	485	$3.15– 6.00
Exercised	(83)	(10)	(75)	(168)	$2.20– 4.06
Terminated	(23)	(3)	(18)	(44)	$3.15– 4.25
Balance, December 31, 2001	3,598	210	1,108	4,916	
Granted	571	53	316	940	$4.75– 8.55
Exercised	(131)	(10)	(143)	(284)	$2.00– 5.31
Terminated	(34)	(11)	(14)	(59)	$2.25– 6.45
Balance, December 31, 2002	4,004	242	1,267	5,513	
Granted	391	48	306	745	$5.57–10.56
Exercised	(162)	(2)	(225)	(389)	$2.00– 8.42
Terminated	(122)	(9)	(79)	(210)	$2.62– 8.42
Balance, December 31, 2003	4,111	279	1,269	5,659	

At December 31, 2003, approximately 2.8 million, 0.2 million, and 1.0 million options were exercisable by employees, directors and agents, respectively.

Options Granted to Employees Options are generally granted to eligible employees at a price not less than the market price of the Company's common stock on the date of the grant. Option shares may be exercised subject to the terms prescribed by the individual grant agreement, however, options generally vest 50% after the first year and 50% after the second year. Vested options must be exercised not later than 10 years after the date of the grant or following earlier termination of employment. Because these awards are made at a price equal to or greater than market on the date of grant, no compensation cost is recognized for such awards.

The Company issued 2.3 million below market stock options with an exercise price of $3.15 per share to certain employees and members of management on August 1, 1999. During 2000, the Company issued an additional 0.2 million below market stock options with an exercise price of $3.15 per share to certain relocated employees and members of management on July 31, 2000. As of December 31, 2003, the number of these options outstanding decreased to 1.8 million, through employee terminations and exercises. These options generally vest 20% upon grant and 20% each subsequent year. However, 0.6 million vest after seven years, subject to certain criteria, which could accelerate vesting to five years. These options must be exercised not later than 10 years after the date of the grant or following earlier termination of employment. In accordance with APB 25, the Company recorded an expense for the difference between the exercise price of $3.15 per share and the value of the options on the date of grant of $0.4 million for the year ended December 31, 2003, $0.6 million for the year ended December 31, 2002, and $0.6 million for 2001.

Stock Options Issued to Directors Directors of the Company are eligible for options under the 1998 ICP. The 1998 ICP provides that unless otherwise determined by the Board, each non-employee director would be granted an option to purchase 4,500 shares of Common Stock upon approval of the 1998 ICP by shareholders or, as to directors thereafter elected, his or her initial election to the Board, and at each annual meeting of shareholders starting in 1999 at which he or she qualifies as a non-employee director. The 1998 ICP also provides that the non-employee directors for American Progressive and Penncorp Life (Canada) would be granted an option to purchase 1,500 shares of Common Stock at each annual meeting. Unless otherwise determined by the Board, such options will have an exercise price equal to 100% of the fair market value per share on the date of grant and will become exercisable in three equal installments after each of the first, second and third anniversaries of the date of grant based on continued service as a director. Because these are made at a price equal to market, no compensation expense is recognized for such awards.

Stock Option Plan for Agents and Others On December 15, 1995, the Board of Directors approved a plan under which up to 200,000 options could be granted to agents of the Company's subsidiaries (subject to insurance law restrictions) and to other persons as to whom the board of directors believes the grant of such options will serve the best interests of the Corporation, provided that no options may be granted under this plan to officers, directors or employees of the Company or of any subsidiary, while they are serving as such. Such options expire 10 years from the date of the grant. Options outstanding under this plan total 40,000, all of which are exercisable. In 1998, Senior Market Brokerage agents and other persons became eligible for options under the 1998 ICP. Senior Market Brokerage agents were awarded a total of 139,500 options with an exercise price of $7.40 per share in 2003 for 2002 sales performance, 166,200 options with an exercise price of $8.42 per share in 2002 for 2001 sales performance and 159,600 options with an exercise price of $5.00 per share in 2001 for 2000 sales performance. Beginning in 2002, Regional Managers in our Career Segment became eligible for option under the 1998 ICP. Regional Managers were awarded a total of 124,690 options with an exercise price of $6.41 per share and 42,107 options with an exercise price of $7.40 per share in 2003 for 2002 production and 67,500 options with exercise prices ranging from $4.75 to $8.55 per share in 2002. These options vest in equal installments over a three year period and expire five years from the date of grant. The exercise prices are set at between 110% and 125% of the fair market value of Universal American common stock on the date of the award. Additionally, Career agents were awarded stock grants of 37,189 shares with a fair value of $5.92 in 2003 for 2002 production.

In connection with the acquisition of the Pennsylvania Life, the Company adopted additional stock option plans for agents and regional managers of the Career segment. The Career agents and managers were eligible to earn stock and stock options based on new premium production at predetermined exercise prices. A total of 1,486,730 shares were eligible for award under this plan, which ended at December 31,

2001. Options and stock awarded to agents under this plan cliff vest 24 months after the end of the year of option grant and expire at the earliest of the termination date as an agent or 30 days after the option becomes exercisable. The Career agents were awarded 62,657 options, net of terminations, with an exercise price of $4.79 in 2002 related to 2001 sales performance and 59,861 options with an exercise price of $4.17 in 2001 related to 2000 sales performance. The Career agents were also awarded stock grants of 71,429 shares with a fair value on the date of the award of $4.79 per share in 2002 for 2001 sales performance and 63,097 shares with a fair value of $4.17 per share in 2001 for 2000 sales performance. Regional managers of the Career segment were awarded 12,203 options with an exercise price of $4.79 in 2002 for 2001 sales performance and 19,904 options with an exercise price of $4.17 per share in 2001 for 2000 performance.

In accordance with SFAS 123, the fair values of these options are expensed over the vesting period of each award. Total expense relating to the above plans was $0.9 million for the year ended December 31, 2003, $0.7 million for the year ended December 31, 2002, and $0.2 million for 2001.

10. Statutory Capital and Surplus Requirements and Dividend Restrictions

Statutory Capital and Surplus Requirements The insurance subsidiaries' statutory basis financial statements are prepared in accordance with accounting practices prescribed or permitted by their respective domiciliary states. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed but are authorized by the relevant insurance departments; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

The insurance subsidiaries are required to maintain minimum amounts of capital and surplus as required by regulatory authorities. As of December 31, 2003, each insurance company subsidiary's statutory capital and surplus exceeds its respective minimum requirement. However, substantially more than such minimum amounts are needed to meet statutory and administrative requirements of adequate capital and surplus to support the current level of the insurance subsidiaries' operations. The statutory capital and surplus, including asset valuation reserve, of the U.S. insurance subsidiaries totaled $117.1 million at December 31, 2003 and $106.5 million at December 31, 2002. The net statutory income for the year ended December 31, 2003 was $6.0 million, which included net realized losses of $0.3 million. The net statutory loss for the year ended December 31, 2002 was $9.1 million, which included net realized losses of $16.8 million.

The National Association of Insurance Commissioners has developed, and state insurance regulators have adopted, risk-based capital ("RBC") requirements on life insurance enterprises. At December 31, 2003 all of the insurance subsidiaries maintained ratios of total adjusted capital to RBC in excess of the minimum trigger point for regulatory action.

Penncorp Life (Canada) is subject to Canadian capital requirements and reports its results to Canadian regulatory authorities based upon Canadian generally accepted accounting principles that vary in some respects from U.S. statutory accounting practices, and U.S. generally accepted accounting principles. Under Canadian generally accepted actuarial practice, periodic morbidity and lapse experience studies are performed, that may result in an increase or decrease in policy benefit liabilities in that year. Penncorp Life (Canada) completed such a study during the fourth quarter of 2003, resulting in a C$42.3 million reduction in policy benefit liabilities. Net income based on Canadian generally accepted accounting principles was C$34.4 million (US$24.6 million) for the year ended December 31, 2003 and was C$12.8 million (US$8.2 million) for 2002. Canadian net assets based upon Canadian generally accepted accounting principles were C$82.9 million (US$63.5 million) at December 31, 2003 and C$59.7 million (US$38.1 million) as of December 31, 2002. Penncorp Life (Canada) maintained a Minimum Continuing Capital and Surplus Requirement Ratio ("MCCSR") in excess of the minimum requirement at December 31, 2003.

Dividend Restrictions American Progressive is a New York insurance company. New York State Insurance Law provides that the declaration or payment of a dividend by American Progressive requires the approval of the New York Superintendent of Insurance. Management expects that no dividend would be approved until American Progressive had generated sufficient statutory profits to offset its negative unassigned surplus.

Pennsylvania Life is a Pennsylvania insurance company, Pyramid Life is a Kansas insurance company and American Exchange, Constitution, Marquette and Union Bankers are Texas insurance companies. Pennsylvania, Kansas and Texas insurance laws provide that a life insurer may pay dividends or make distributions from accumulated earning without the prior approval of the Insurance Department, provided they do not exceed the greater of (i) 10% of the insurer's surplus as to policyholders as of the preceding December 31; or (ii) the insurer's net gain from operations for the immediately preceding calendar year with 30 days advance notification to the insurance department. Accordingly, Pennsylvania Life would be able to pay ordinary dividends of up to $10.6 million and Constitution would be able to pay $2.3 million to American Exchange (their direct parent) without the prior approval from the Pennsylvania or Texas Insurance Departments in 2004. Pyramid Life would be able to pay ordinary dividends of up to $2.2 million to Pennsylvania Life (its direct parent) without the prior approval from the Kansas Insurance Department and Marquette would be able to pay ordinary dividends of up to $0.2 million to Constitution (its direct parent) without the prior approval from the Texas Insurance Department in 2004. American Exchange and Union Bankers had negative earned surplus at December 31, 2003 and would not be able to pay dividends in 2004 without special approval. Texas companies are also required to have positive "earned surplus," as defined by Texas regulations, which differs from statutory unassigned surplus.

American Pioneer and Peninsular are Florida insurance companies. Florida State insurance law provides that a life insurer may pay a dividend or make a distribution without the prior written approval of the department when certain conditions are met. American Pioneer had negative unassigned surplus at December 31, 2003 and would not be able to pay dividends in 2004 without special approval.

Penncorp Life (Canada) is a Canadian insurance company. Canadian law provides that a life insurer may pay a dividend after such dividend declaration has been approved by its board of directors and upon at least 10 days prior notification to the Superintendent of Financial Institutions. Such a dividend is limited to retained net income (based on Canadian GAAP) for the preceding two years, plus net income earned for the current year. In considering approval of a dividend, the board of directors must consider whether the payment of such dividend would be in contravention of the Insurance Companies Act of Canada. During the first quarter of 2004, Penncorp Life (Canada) paid dividends of C$26.7 million (approximately US$20.0 million) to Universal American in 2004. Accordingly, we anticipate that Penncorp (Canada) will be able to pay dividends equal to its net income earned during 2004.

Dividends Paid During the year ended December 31, 2003, no dividends were declared or paid by the U.S. insurance company subsidiaries to American Exchange. Penncorp Life (Canada) paid dividends to Universal American totaling $8.1 million during 2003. CHCS Services, Inc. also paid dividends to Universal American totaling $8.5 million in 2003.

During the year ended December 31, 2002, Pennsylvania Life paid ordinary dividends to American Exchange totaling $3.0 million. Penncorp Life (Canada) paid dividends to Universal American totaling $5.9 million during 2002. CHCS Services, Inc. also paid dividends to Universal American totaling $9.1 million in 2002.

During the year ended December 31, 2001, Union Bankers paid an ordinary dividend to American Exchange of $1.7 million. Union Bankers also distributed its investment in the common stock of Marquette to American Exchange in the form of an extraordinary dividend. Additionally, Peninsular paid an extraordinary dividend of $1.9 million to American Pioneer in 2001. CHCS Services, Inc. also paid dividends to Universal American totaling $9.3 million in 2001.

Capital Contributed During 2003, Universal American contributed $26.0 million in capital through American Exchange to Pennsylvania Life for the purchase of Pyramid Life. Universal American contributed another $9.5 million through American Exchange to its U.S. insurance subsidiaries for capital maintenance. Pennsylvania Life contributed $1.0 million to Pyramid Life in 2003.

Universal American contributed $4.2 million in capital to its U.S. insurance subsidiaries during 2002. Another $10.0 million was contributed to American Exchange during 2002 in exchange for a corresponding reduction in the surplus note.

During 2001, Universal American contributed $11.4 million in capital to its U.S. insurance subsidiaries.

11. Deferred Policy Acquisition Costs Details with respect to deferred policy acquisition costs (in thousands) for the three years ended December 31, 2003 are as follows:

(In thousands)	2003	2002	2001
Balance, beginning of year	$ 92,093	$ 66,025	$ 48,651
Capitalized costs	88,505	40,550	29,550
Adjustment relating to unrealized gains on fixed maturities	(2,665)	(1,958)	(1,334)
Adjustment relating to recapture of reinsurance	275	–	–
Foreign currency adjustment	2,904	176	(478)
Amortization	(37,401)	(12,700)	(10,364)
Balance, end of year	$143,711	$ 92,093	$ 66,025

The increase in the amount of acquisition costs capitalized during 2003 and the corresponding increase in amortization was directly related to the increase in new business as a result of the acquisitions of Pyramid Life and the Guarantee Reserve marketing organization, the recapture of the Transamerica reinsurance and the increase in retention on new business, as well as the increase in annuities written during the year.

12. Accident and Health Policy and Contract Claim Liabilities Activity in the accident & health policy and contract claim liability is as follows:

(In thousands)	2003	2002	2001
Balance at beginning of year	$ 88,216	$ 79,596	$ 77,884
Less reinsurance recoverables	(48,925)	(44,685)	(43,502)
Net balance at beginning of year	39,291	34,911	34,382
Balances acquired	18,744	3,198	–
Incurred related to:			
Current year	249,862	138,429	114,767
Prior years	(1,949)	(1,506)	(613)
Total incurred	247,913	136,923	114,154
Paid related to:			
Current year	172,450	77,357	62,366
Prior years	73,454	58,486	50,918
Total paid	245,904	135,843	113,284
Foreign currency adjustment	1,174	102	(341)
Net balance at end of year	61,218	39,291	34,911
Plus reinsurance recoverables	39,014	48,925	44,685
Balance at end of year	$100,232	$ 88,216	$ 79,596

In 2003, the Company acquired Pyramid Life and recaptured a block of Medicare Supplement business previously ceded to Transamerica. In 2002, the Company acquired, through a 100% quota share reinsurance agreement, a block of Medicare Supplement business representing approximately $20.0 million of annualized premium in force. The balances acquired represent the accident & health claim liabilities acquired in this transaction.

During 2003 and 2002, the favorable development on the accident and health claims reserves resulted from the improvement in claims management processes in the Career Agency segment. For the year ended December 31, 2001, the favorable or unfavorable development on accident and health claim reserves was less than 2% of the prior year net balance.

13. Reinsurance In the normal course of business, the Company reinsures portions of certain policies that it underwrites. The Company enters into reinsurance arrangements with unaffiliated reinsurance companies to limit our exposure on individual claims and to limit or eliminate risk on our non-core or underperforming blocks of business. Accordingly, the Company is party to several reinsurance agreements on its life and accident and health insurance risks. The Company's senior market accident and health insurance products are generally reinsured under quota share coinsurance treaties with unaffiliated insurers, while the life insurance risks are reinsured under either quota share coinsurance or yearly-renewable term treaties with unaffiliated insurers. Under quota share coinsurance treaties, the Company pays the reinsurer an agreed upon percentage of all premiums and the reinsurer reimburses the Company that same percentage of any losses. In addition, the reinsurer pays the Company certain allowances to cover commissions, cost of administering the policies and premium taxes. Under yearly-renewable term treaties, the reinsurer receives premiums at an agreed upon rate for its share of the risk on a yearly-renewable term basis. The Company also uses excess of loss reinsurance agreements for certain policies whereby the Company limits its loss in excess of specified thresholds. The Company's quota share coinsurance agreements are generally subject to cancellation on 90 days notice as to future business, but policies reinsured prior to such cancellation remain reinsured as long as they remain in force.

The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. The Company is obligated to pay claims in the event that any reinsure to whom we have ceded an insured claim fails to meet its obligations under the reinsurance agreement.

The Company has several quota share reinsurance agreements in place with General Re Life Corporation ("General Re"), Hannover Life Re of America ("Hannover") and Transamerica Occidental Life ("Transamerica"), (collectively, the "Reinsurers"), which Reinsurers are rated A or better by A.M. Best. These agreements cover various accident and health insurance products, primarily Medicare Supplement and long term care policies, written or acquired by the Company, and contain ceding percentages ranging between 15% and 100%. Effective January 1, 2004, the Company increased its retention on all new Medicare Supplement business to 100%. Therefore, the Company no longer reinsures new Medicare Supplement business. During 2003, we ceded premiums of $123.5 million to General Re, representing 17% of our total direct and assumed premiums and we ceded premiums of $116.3 million to Hannover, representing 16% of our total direct and assumed premiums. The reinsurance with Transamerica was recaptured, effective April 1, 2003 (See Note 5 – Reinsurance Transactions). At December 31, 2003 and 2002, amounts recoverable from all our reinsurers were as follows:

(In thousands)	2003	2002
REINSURER		
General Re	$ 95,907	$ 99,412
Hannover	69,544	74,302
Transamerica	2,002	15,680
Other	51,729	30,706
Total	$219,182	$220,100

At December 31, 2003, the total amount recoverable from reinsurers included $215.5 million recoverable on future policy benefits and unpaid claims and $3.7 million for amounts due from reinsurers on paid claims, commissions and expense allowances net of premiums reinsured. At December 31, 2002, the total amount recoverable from reinsurers included $216.4 million recoverable on future policy benefits and unpaid claims and $3.7 million for amounts due from reinsurers on paid claims, commissions and expense allowances net of premiums reinsured. A summary of reinsurance is presented below:

As of December 31, (In thousands)	2003	2002	2001
Life insurance in force			
Gross amount	$3,757,618	$3,105,477	$3,266,564
Ceded to other companies	(788,761)	(692,132)	(687,615)
Assumed from other companies	145,028	62,423	48,747
Net amount	$3,113,885	$2,475,768	$2,627,696
Percentage of assumed to net	5%	3%	2%

Year Ended December 31, (In thousands)	2003	2002	2001
Premiums			
Life insurance	$ 44,268	$ 37,682	$ 36,411
Accident and health	656,147	549,004	477,164
Total gross premiums	700,415	586,686	513,575
Ceded to other companies			
Life insurance	(8,142)	(7,656)	(7,875)
Accident and health	(272,347)	(317,528)	(279,043)
Total ceded premiums	(280,489)	(325,184)	(286,918)
Assumed from other companies			
Life insurance	3,339	1,044	2,071
Accident and health	23,703	4,031	478
Total assumed premium	27,042	5,075	2,549
Net amount			
Life insurance	39,465	31,070	30,607
Accident and health	407,503	235,507	198,599
Total net premiums	$ 446,968	$ 266,577	$ 229,206
Percentage of assumed to net			
Life insurance	8%	3%	7%
Accident and health	6%	2%	–%
Total assumed to total net	6%	2%	1%
Claims recovered	$ 189,626	$ 224,676	$ 201,121

14. Loan Agreements

Refinancing of Debt As of January 1, 2003, the outstanding balance of the Company's existing loan was $50.8 million. In January 2003, the Company made a scheduled principal payment of $2.8 million, and in March 2003 made a principal payment of $5.0 million from a portion of the proceeds from the issuance of Trust Preferred securities (see Note 15 – Trust Preferred Securities). These payments reduced the outstanding balance to $42.9 million, which was repaid from the proceeds of the new loan obtained in connection with the acquisition of Pyramid Life. The early extinguishment of the existing debt resulted in the immediate amortization of the related capitalized loan origination, resulting in a pre-tax expense of approximately $1.8 million.

New Credit Facility In connection with the acquisition of Pyramid Life (see Note 3 – Business Combination), the Company obtained a new credit facility on March 31, 2003, to repay the existing loan and provide funds for the acquisition of Pyramid Life. This $80 million credit facility consists of a $65 million term loan that was drawn to fund the acquisition and a $15 million revolving loan facility, none of which has been drawn as of December 31, 2003. The facility calls for interest at the London Interbank Offering Rate ("LIBOR") for one, two or three months, at the option of the Company, plus 300 basis points (currently 4.1%). Due to the variable interest rate for this loan, the Company would be subject to higher interest costs if short-term interest rates rise. Principal repayments are scheduled over a five-year period with a final maturity date of March 31, 2008. The Company incurred loan origination fees of approximately $2.1 million, which were capitalized and are being amortized on a straight-line basis over the life of the loan. The Company pays an annual commitment fee of 50 basis points on the unutilized facility. The obligations of the Company under the new credit facility are secured by 100% of the common stock of the Company's U.S. insurance subsidiaries and 65% of the Company's Canadian subsidiary. In addition, the obligations are guaranteed by CHCS Services Inc. and other direct and indirect subsidiaries of the Company (collectively the "Guarantors") and secured by all of the assets of each of the Guarantors.

In accordance with the Credit Agreement, 50% of the net proceeds from the $30 million Trust Preferred securities issued in May 2003 (see Note 15 – Trust Preferred Securities) were used to pay down the new term loan. In October 2003, $6.0 million of the proceeds from an additional $20 million Trust Preferred offering was used to further reduce the outstanding balance of the new term loan. A waiver was requested and received to limit the required repayment from the proceeds of the Trust Preferred offering to $6.0 million. Future scheduled principal payments were reduced as a result of these repayments, primarily in 2006 and 2007. In 2003, the Company has made regularly scheduled principal payments of $5.8 million. The Company paid $1.6 million in interest and fees in connection with the new credit facility and $1.1 million in connection with the prior credit facility during the year ended December 31, 2003. During 2002, the company paid $5.2 million in interest and fees in connection with the prior credit facility.

The following table shows the schedule of principal payments (in thousand) remaining on the Company's new term loan, as of December 31, 2003, with the final payment in March 2008:

2004	$ 7,488
2005	8,623
2006	8,922
2007	9,607
2008	3,532
	$38,172

The following table sets forth certain summary information with respect to total borrowings of the Company for the three years ended December 31, 2003:

	As of December 31,		Year Ended December 31,		
(In thousands, except percentages)	Amount Outstanding	Interest Rate	Maximum Amount Outstanding	Weighted-Average Amount Outstanding[1]	Average Interest Rate[2]
2003	$ 38,172	4.14%	$ 65,000	$ 49,889	4.50%
2002	$ 50,775	5.33%	$ 61,475	$ 55,731	5.44%
2001	$ 61,475	5.43%	$ 69,650	$ 65,490	7.84%

[a] The average amounts of borrowings outstanding were computed by determining the arithmetic average of the months' average outstanding in borrowings.
[b] The weighted-average interest rates were determined by dividing interest expense related to total borrowings by the average amounts outstanding of such borrowings.

15. Trust Preferred Securities Separate subsidiary trusts of the Company (the "Trusts") have issued a combined $75.0 million in 30 year trust preferred securities (the "Capital Securities") as of December 31, 2003, as detailed in the following table:

Maturity Date (In thousands)	Amount Issued	Term	Spread Over LIBOR	Rate as of December 31, 2003
December 2032	$15,000	Fixed/Floating	(1)	5.2%
March 2033	10,000	Floating	400	5.2%
May 2033	15,000	Floating	420	5.4%
May 2033	15,000	Fixed/Floating	(2)	7.4%
October 2033	20,000	Floating	395	5.1%
	$75,000			

(1) Effective September 2003, Universal American entered into a swap agreement whereby we will pay a fixed rate of 6.7% in exchange for a floating rate of LIBOR plus 400 basis points. The swap contract ends in December 2007.

(2) The rate on this issue is fixed at 7.4% for the first five years, after which it is converted to a floating rate equal to LIBOR plus 410 basis points.

The Trusts have the right to call the Capital Securities at par after five years from the date of issuance. The proceeds from the sale of the Capital Securities, together with proceeds from the sale by the Trusts of their common securities to the Company, were invested in 30-year floating rate junior subordinated deferrable interest debentures of the Company (the "Junior Subordinated Debt"). From the proceeds of the trust preferred securities, $26.0 million was used to pay down debt with the balance to be held for general corporate purposes.

The Capital Securities represent an undivided beneficial interest in the Trusts' assets, which consist solely of the Junior Subordinated Debt. Holders of Capital Securities have no voting rights. The Company owns all of the common securities of the Trusts. Holders of both the Capital Securities and the Junior Subordinated Debt are entitled to receive cumulative cash distributions accruing from the date of issuance, and payable quarterly in arrears at a floating rate equal to the three-month LIBOR plus a spread. The floating rate resets quarterly and is limited to a maximum of 12.5% during the first 60 months. Due to the variable interest rate for these securities, the Company would be subject to higher interest costs if short-term interest rates rise. The Capital Securities are subject to mandatory redemption upon repayment of the Junior Subordinated Debt at maturity or upon earlier redemption. The Junior Subordinated Debt is unsecured and ranks junior and subordinate in right of payment to all present and future senior debt of the Company and is effectively subordinated to all existing and future obligations of the Company's subsidiaries. The Company has the right to redeem the Junior Subordinated Debt after five years from the date of issuance.

The Company has the right at any time, and from time to time, to defer payments of interest on the Junior Subordinated Debt for a period not exceeding 20 consecutive quarters up to the debentures' maturity date. During any such period, interest will continue to accrue and the Company may not declare or pay any cash dividends or distributions on, or purchase, the Company's common stock nor make any principal, interest or premium payments on or repurchase any debt securities that rank equally with or junior to the Junior Subordinated Debt. The Company has the right at any time to dissolve the Trusts and cause the Junior Subordinated Debt to be distributed to the holders of the Capital Securities. The Company has guaranteed, on a subordinated basis, all of the Trusts' obligations under the Capital Securities including payment of the redemption price and any accumulated and unpaid distributions to the extent of available funds and upon dissolution, winding up or liquidation, but only to the extent the Trusts have funds available to make such payments. The Capital Securities have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will only be offered and sold under an applicable exemption from registration requirements under the Securities Act.

The Company paid $2.1 million in interest in connection with the trust preferred securities during the year ended December 31, 2003.

16. Derivative Instruments – Cash Flow Hedge Effective September 4, 2003, the Company entered into a swap agreement whereby it will pay a fixed rate of 6.7% on a $15.0 million notional amount relating to the December 2002 trust preferred issuance, in exchange for a floating rate of LIBOR plus 400 bps, capped at 12.5%.

As of December 31, 2003, the fair value of the swap was $0.2 million and is included in other assets. Since the swap is designated and qualifies as cash flow hedge, changes in its fair value are recorded in accumulated other comprehensive income.

17. Commitments and Contingencies

Lease Obligations We are obligated under certain lease arrangements for our executive and administrative offices in New York, Florida, Texas, and Ontario, Canada. Rent expense was $1.9 million for the year ended December 31, 2003, $1.7 million for 2002 and $1.8 million for 2001. Annual minimum rental commitments, subject to escalation, under non-cancelable operating leases (in thousands) are as follows:

2004	**$2,659**
2005	**1,735**
2006	**1,384**
2007 and thereafter	**2,398**
Totals	**$8,176**

In addition to the above, Pennsylvania Life and Penncorp Life (Canada) are the named lessees on approximately 57 properties occupied by Career Agents for use as field offices. The Career Agents reimburse Pennsylvania Life and Penncorp Life (Canada) the actual rent for these field offices. The total annual rent obligation for these field offices is approximately $890,000.

Litigation The Company has litigation in the ordinary course of business, including claims for medical, disability and life insurance benefits, and in some cases, seeking punitive damages. Management and counsel believe that after reserves and liability insurance recoveries, none of these will have a material adverse effect on the Company.

A lawsuit was commenced in 2002 against Universal American, American Progressive and Richard A. Barasch by Marvin Barasch, a former Chairman of American Progressive and Universal American. The five counts in the lawsuit primarily arose out of Marvin Barasch's employment with the Company and included personal claims against Richard Barasch. In July 2003 all of the counts were dismissed, except for the allegation of age discrimination under New York State law. In December 2003, the company entered into a settlement agreement and general release with Marvin Barasch pursuant to which Marvin Barasch was paid $0.3 million in full settlement of the allegations. The payment was covered, in part, by the Company's employment practices liability insurance.

18. Universal American Financial Corp. 401(k) Savings Plan Effective April 1, 1992, the Company adopted the Universal American Financial Corp. 401(k) Savings Plan ("Savings Plan"). The Savings Plan is a voluntary contributory plan under which employees may elect to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986. The employee is entitled to participate in the Savings Plan by contributing through payroll deductions up to 100% of the employee's compensation. The participating employee is not taxed on these contributions until they are distributed. Moreover, the employer's contributions vest at the rate of 25% per plan year, starting at the end of the second year. Amounts credited to employee's accounts under the Savings Plan are invested by the employer-appointed investment committee. Currently, the Company matches 50% of the employee's first 4% of contributions to 2% of the employee's eligible compensation with Company common stock. The Company made matching contributions under the Savings Plan of $0.4 million in 2003, $0.3 million in 2002 and, $0.3 million in 2001. Employees are required to hold the employer contribution in Company common stock until vested, at which point the employee has the option to transfer the amount to any of the other investments available under the Savings Plan. The Savings Plan held 528,722 shares of the Company's common stock at December 31, 2003, which represented 41% of total plan assets and 533,732 shares at December 31, 2002, which represented 38% of total plan assets. Generally, a participating employee is entitled to distributions from the Savings Plan upon termination of employment, retirement, death or disability. Savings Plan participants who qualify for distributions may receive a single lump sum, have the assets transferred to another qualified plan or individual retirement account, or receive a series of specified installment payments.

19. Disclosures About Fair Values of Financial Instruments The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Fixed maturities available for sale: Fair value of fixed maturities is based upon quoted market prices, where available, or on values obtained from independent pricing services. For certain mortgage and asset-backed securities, the determination of fair value is based primarily upon the amount and timing of expected future cash flows of the security. Estimates of these cash flows are based on current economic conditions, past credit loss experience and other circumstances.

Equity securities: For equity securities carried at fair value, based on quoted market price.

Other invested assets: Mortgage loans are carried at the aggregate unpaid balances. Other invested assets consists mainly of collateralized loans, which are carried at cost. The determination of fair value for these invested assets is not practical because there is no active trading market for such invested assets and therefore, the carrying value is a reasonable estimate of fair value.

Cash and cash equivalents and policy loans: For cash and cash equivalents and policy loans, the carrying amount is a reasonable estimate of fair value.

Cash flow swap: The cash flow swap is carried at fair value, obtained from a pricing service.

Investment contract liabilities: For annuity and universal life type contracts, the carrying amount is the policyholder account value; estimated fair value equals the policyholder account value less surrender charges.

Loan payable and trust preferred securities: Fair value for the loan payable and trust preferred securities is equal to the carrying amount.

The estimated fair values of the Company's financial instruments as of December 31, 2003 and 2002 are as follows:

	2003		2002	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Fixed maturities available for sale	$1,141,392	$1,141,392	$934,950	$934,950
Equity securities	1,507	1,507	1,645	1,645
Policy loans	25,502	25,502	23,745	23,745
Other invested assets	1,583	1,583	2,808	2,808
Cash and cash equivalents	116,524	116,524	36,754	36,754
Cash flow swap	196	196	–	–
Financial liabilities:				
Investment contract liabilities	419,685	391315	271,578	253,288
Loan payable	38,172	38,172	50,775	50,775
Trust preferred securities	75,000	75,000	15,000	15,000

20. Earnings Per Share The reconciliation of the numerators and the denominators for the computation of basic and diluted EPS is as follows:

For the Year Ended December 31, 2003 (In thousands, per share amounts in dollars)	Income (Numerator)	Shares (Denominator)	Per Share Amount
Weighted average common stock outstanding		53,670	
Less: Weighted average treasury shares		(148)	
Basic EPS			
Net income	$43,052	53,522	$ 0.80
Effect of Dilutive Securities			
Stock options		4,967	
Treasury stock purchased from proceeds of exercise of options		(3,459)	
Diluted EPS			
Net income	$43,052	55,030	$ 0.78

For the Year Ended December 31, 2002 (In thousands, per share amounts in dollars)	Income (Numerator)	Shares (Denominator)	Per Share Amount
Weighted average common stock outstanding		53,071	
Less: Weighted average treasury shares		(132)	
Basic EPS			
Net income	$30,127	52,939	$ 0.57
Effect of Dilutive Securities			
Stock options		4,853	
Treasury stock purchased from proceeds of exercise of options		(3,534)	
Diluted EPS			
Net income	$30,127	54,258	$ 0.56

For the Year Ended December 31, 2001 (In thousands, per share amounts in dollars)	Income (Numerator)	Shares (Denominator)	Per Share Amount
Weighted average common stock outstanding		49,591	
Less: Weighted average treasury shares		(66)	
Basic EPS			
Net income	$28,925	49,525	$0.58
Effect of Dilutive Securities			
Stock options		4,113	
Treasury stock purchased from proceeds of exercise of options		(3,181)	
Diluted EPS			
Net income	$28,925	50,457	$0.57

21. Other Comprehensive Income The components of other comprehensive income, and the related tax effects for each component, for the years ended December 31, 2003, 2002 and 2001, are as follows:

For the year ended December 31, 2003 (In thousands)	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
Net unrealized gain arising during the year (net of deferred acquisition costs)	$ 7,976	$2,791	$ 5,185
Reclassification adjustment for gains included in net income	(2,057)	(720)	(1,337)
Net unrealized gains	5,919	2,071	3,848
Cash flow hedge	196	69	127
Foreign currency translation adjustment	9,090	3,178	5,912
Other comprehensive income	$15,205	$5,318	$9,887

For the year ended December 31, 2002 (In thousands)	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
Net unrealized gain arising during the year (net of deferred acquisition costs)	$31,605	$11,066	$20,539
Reclassification adjustment for gains included in net income	5,083	1,779	3,304
Net unrealized gains	36,688	12,845	23,843
Foreign currency translation adjustment	679	238	441
Other comprehensive income	$37,367	$13,083	$24,284

For the year ended December 31, 2001 (In thousands)	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
Net unrealized gain arising during the year (net of deferred acquisition costs)	$ 8,572	$ 3,001	$ 5,571
Reclassification adjustment for gains included in net income	(3,078)	(1,078)	(2,000)
Net unrealized gains	5,494	1,923	3,571
Foreign currency translation adjustment	(3,996)	(1,153)	(2,843)
Other comprehensive income	$ 1,498	$ 770	$ 728

22. Business Segment Information The Company's principal business segments are: Career Agency, Senior Market Brokerage and Administrative Services. The Company also reports the activities of our holding company in a separate segment. Reclassifications have been made to conform prior year amounts to the current year presentation. A description of these segments follows:

CAREER AGENCY – The Career Agency segment is comprised of the operations of Pennsylvania Life, Penncorp Life (Canada), and, beginning March 31, 2003, Pyramid Life. Pennsylvania Life and Pyramid Life operate in the United States, while Penncorp Life (Canada) operates exclusively in Canada. This segment's products include Medicare Supplement/Select, other supplemental senior health insurance, fixed benefit accident and sickness disability insurance, life insurance, and annuities and are distributed by career agents who are under contract with Pennsylvania Life, Pyramid Life or Penncorp Life (Canada).

SENIOR MARKET BROKERAGE – This segment includes the operations of American Pioneer, American Progressive, Constitution and Union Bankers, that distribute senior market products through non-exclusive general agency and brokerage distribution systems. The products include Medicare Supplement/Select, long term care, senior life insurance and annuities.

ADMINISTRATIVE SERVICES – CHCS Services, Inc. acts as a third party administrator and service provider for both affiliated and unaffiliated insurance companies, primarily with respect to senior market insurance products and non-insurance products. The services provided include policy underwriting and issuance, telephone and face-to-face verification, policyholder services, claims adjudication, case management, care assessment and referral to health care facilities.

CORPORATE – This segment reflects the activities of Universal American, including the payment of interest on our debt, certain senior executive compensation, and the expense of being a public company.

Intersegment revenues and expenses are reported on a gross basis in each of the operating segments but eliminated in the consolidated results. These intersegment revenues and expenses affect the amounts reported on the individual financial statement line items, but are eliminated in consolidation and do not change operating income before taxes. The significant items eliminated include intersegment revenue and expense relating to services performed by the Administrative Services segment for the Career Agency and Senior Market Brokerage segments and interest on notes payable by the Corporate segment to the other operating segments.

Financial data by segment for the three years ended December 31, is as follows:

(In thousands)	2003 Revenue	2003 Income (Loss) Before Income Taxes	2002 Revenue	2002 Income (Loss) Before Income Taxes	2001 Revenue	2001 Income (Loss) Before Income Taxes
Career Agency	$257,681	$ 46,472	$159,215	$ 33,470	$160,295	$28,427
Senior Market Brokerage	251,328	17,678	165,498	14,904	128,441	13,716
Administrative Services	48,531	11,018	43,218	7,632	33,153	6,625
Corporate	232	(10,746)	–	(6,893)	360	(8,483)
Intersegment revenues	(37,081)	–	(31,325)	–	(24,384)	–
Segment operating total[1]	520,691	64,422	336,606	49,113	297,865	40,285
Adjustments to segment total:						
Net realized gains (losses)[1]	2,057	2,057	(5,083)	(5,083)	3,078	3,078
Total	$522,748	$ 66,479	$331,523	$ 44,030	$300,943	$43,363

(1) We evaluate the results of operations of our segments based on income before realized gains and losses and income taxes. Management believes that realized gains and losses are not indicative of overall operating trends. The schedule above reconciles our segment revenue to total revenue and operating income to net income in accordance with generally accepted accounting principles.

Identifiable assets by segment as of December 31, 2003 and 2002 are as follows:

December 31, (In thousands)	2003	2002
Career Agency	$ 945,911	$ 683,720
Senior Market Brokerage	785,054	707,967
Administrative Services	19,321	19,332
Corporate	475,377	375,219
Intersegment assets[1]	(444,715)	(384,570)
Total Assets	$1,780,948	$1,401,668

[1]Intersegment assets includes the elimination of the parent holding company's investment in its subsidiaries as well as the elimination of other intercompany balances.

23. Foreign Operations A portion of the operations of the Company's Career Agency segment is conducted in Canada through Penncorp Life (Canada). These assets and liabilities are located in Canada where the insurance risks are written. Revenues, excluding capital gains and losses, of the Career Agency segment by geographic area are as follows:

For the year ended December 31, (In thousands)	2003	2002	2001
Revenues			
United States	$193,621	$103,480	$103,432
Canada	64,060	55,735	56,863
Total	$257,681	$159,215	$160,295

Total assets and liabilities of Penncorp Life (Canada), located entirely in Canada, are as follows:

December 31, (In thousands)	2003	2002
Assets	$236,185	$175,365
Liabilities	$175,253	$124,843

24. Condensed Quarterly Results of Operations (Unaudited) The quarterly results of operations for the three years ended December 31, 2003 are presented below. Due to the use of weighted average shares outstanding when determining the denominator for earnings per share, the sum of the quarterly per common share amounts may not equal the per common share amounts.

2003 **Three Months Ended** (In thousands)	March 31,	June 30,	September 30,	December 31,
Total revenue	$97,913	$138,109	$139,803	$146,923
Total benefits, claims and other expenses	86,262	121,464	122,106	126,438
Income before income taxes	11,651	16,645	17,697	20,485
Income tax expense	4,103	5,645	6,281	7,398
Net income	$ 7,548	$ 11,000	$ 11,416	$ 13,087
Basic earnings per share	$ 0.14	$ 0.21	$ 0.21	$ 0.24
Diluted earnings per share	$ 0.14	$ 0.20	$ 0.21	$ 0.23

2002 Three Months Ended (In thousands)	March 31,	June 30,	September 30,	December 31,
Total revenue	$82,166	$76,690	$83,956	$88,711
Total benefits, claims and other expenses	70,541	72,217	71,079	73,656
Income before income taxes	11,625	4,473	12,877	15,055
Income tax expense	4,127	1,155	4,558	4,063
Net income	$ 7,498	$ 3,318	$ 8,319	$10,992
Basic earnings per share	$ 0.14	$ 0.06	$ 0.16	$ 0.21
Diluted earnings per share	$ 0.14	$ 0.06	$ 0.15	$ 0.20

2001 Three Months Ended (In thousands)	March 31,	June 30,	September 30,	December 31,
Total revenue	$76,671	$74,764	$73,851	$75,657
Total benefits, claims and other expenses	65,750	65,298	63,132	63,401
Income before income taxes	10,921	9,466	10,719	12,256
Income tax expense	3,885	3,392	3,797	3,364
Net income	$ 7,036	$ 6,074	$ 6,922	$ 8,892
Basic earnings per share	$ 0.15	$ 0.13	$ 0.13	$ 0.17
Diluted earnings per share	$ 0.15	$ 0.13	$ 0.13	$ 0.16

Significant Fourth Quarter Adjustments During the fourth quarter, the Company performs an annual evaluation of the recoverability of its tax net operating loss carryforwards, based on a projection of future taxable income and other factors. As a result of the continued profitability of the Company's operating segments, valuation allowances on certain of the Company's tax loss carryforwards were no longer considered necessary. The tax valuation allowance released through deferred tax expense was $1.6 million, or $0.03 per diluted share, during the fourth quarter of 2002 and $0.7 million, or $0.01 per diluted share, during 2001. There were no significant fourth quarter adjustments during 2003

25. Subsequent Event (Unaudited) In March 2004, the Company signed a definitive contract to acquire Heritage Health Systems, Inc. ("Heritage"), a privately owned managed care company that operates Medicare Advantage plans in Houston and Beaumont, Texas, for approximately $98 million in cash. The closing of the acquisition is subject to regulatory approvals and other customary conditions, and is expected to occur in the second quarter of 2004. Founded in 1995, Heritage has approximately 15,700 Medicare members and has annualized revenues of approximately $132 million. As of the closing, Heritage is projected to have approximately $14 million of equity capital and no debt.

The Company intends to finance this acquisition using approximately $34 million of cash on hand, with the balance coming from the proceeds of a senior credit facility to be arranged by Banc of America Securities, LLC. In connection with this financing, the Company will incur a non-cash, after-tax expense of approximately $1.1 million relating to the unamortized fees on the current facility that will be replaced.

The Board of Directors and Stockholders
Universal American Financial Corp.:

We have audited the accompanying consolidated balance sheets of Universal American Financial Corp. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal American Financial Corp. and subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
New York, New York
February 20, 2004,
except for Note 25, as to which the date is
March 10, 2004

MARKET FOR UNIVERSAL AMERICAN'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Universal American Financial Corp. and Subsidiaries

Price Range of Publicly Traded Securities Our common stock is quoted on the NASDAQ National Market under the symbol "UHCO." The following table sets forth the high and low sales prices per share of our common stock for the periods indicated.

Common Stock	High	Low
2002		
First Quarter	$ 6.99	$5.61
Second Quarter	7.89	6.24
Third Quarter	7.10	4.90
Fourth Quarter	7.27	3.84
2003		
First Quarter	$ 6.06	$5.20
Second Quarter	6.99	5.60
Third Quarter	9.40	5.95
Fourth Quarter	12.45	8.50
2004		
First Quarter	$12.82	$9.36

As of February 27, 2004, there were approximately 1,676 holders of record of our common stock. On February 27, 2004, the closing bid and ask sales prices for our common stock were $10.49 and $10.52.

Dividends We have neither declared nor paid dividends on our common stock, and we are currently prohibited from paying dividends to stockholders under our current credit agreement. There are also various legal limitations governing the extent to which the Company's insurance subsidiaries may extend credit, pay dividends or otherwise provide funds to Universal American. Any future decision to pay dividends will be made by our board of directors in light of conditions then existing, including our results of operations, financial condition and requirements, loan covenants, insurance regulatory restrictions, business conditions and other factors. In addition, our ability to pay cash dividends, if and when we should wish to do so, may depend on the ability of our subsidiaries to pay dividends to our holding company and on compliance with the covenants in our credit facility.

CORPORATE INFORMATION

Available Information We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge, on or through our Internet website (http://www.uafc.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Shareholders may receive, without charge, a copy of the documents filed with the Securities and Exchange Commission as exhibits to this report by submitting a written request to Universal American Financial Corp., Director, Shareholder Relations, Six International Drive, Rye Brook, NY 10573-1068, by calling (914) 934-5200, or by completing and submitting the information request form in the Request Info page of our website.

Corporate Headquarters
Universal American Financial Corp.
Six International Drive
Rye Brook, NY 10573-1068
(914) 934-5200

Registrar and Transfer Agent Correspondence concerning your account or address changes should be addressed to:

American Stock Transfer & Trust Co.
59 Maiden Lane, New York, NY 10038
(212) 936-5100

UNIVERSAL AMERICAN FINANCIAL CORP.

Officers

RICHARD A. BARASCH
Chairman and
Chief Executive Officer

GARY W. BRYANT, CPA
Executive Vice President and
Chief Operating Officer

ROBERT A. WAEGELEIN, CPA
Executive Vice President and
Chief Financial Officer

JASON J. ISRAEL
Senior Vice President,
Administration

GARY JACOBS
Senior Vice President,
Corporate Development

WILLIAM H. CUSHMAN, CPA
Vice President,
Financial Reporting

Directors

RICHARD A. BARASCH
Chairman

BRADLEY E. COOPER
Partner,
Capital Z Partners, L.P.

MARK M. HARMELING
Real Estate Investor

BERTRAM HARNETT, ESQ.
President,
Harnett, Lesnick,
and Ripps, PA

LINDA LAMEL
Attorney

ERIC LEATHERS
Principal,
Capital Z Partners, L.P.

PATRICK J. McLAUGHLIN
Managing Director,
Emerald Capital Group

ROBERT A. SPASS
Partner,
Capital Z Partners, L.P.

ROBERT F. WRIGHT
President, Robert F.
Wright Associates, Inc.

AMERICAN PROGRESSIVE LIFE & HEALTH INSURANCE COMPANY OF NEW YORK

WILLIAM M. DALY
Senior Vice President,
Marketing

BRADLEY D. LEONARD, FSA, MAAA, CLU, ChFC
Senior Vice President,
Actuary

AMERICAN PIONEER LIFE INSURANCE COMPANY

GARY W. BRYANT, CPA
President and
Chief Executive Officer

MICHAEL A. COLLIFLOWER, JD, CLU, ChFC, FLMI, AIRC
Senior Vice President,
Legal and Compliance

DONALD M. GRAY, CPA, CLU, FLMI
Senior Vice President,
Finance and Treasurer

MICHAEL A. HAMILTON
Senior Vice President,
Marketing and Sales

NEIL LUND, FSA, MAAA
Senior Vice President and
Chief Actuary

FREDERICK W. ROOK
Senior Vice President and
Chief Information Officer

UNION BANKERS INSURANCE COMPANY

KEN HALL
Senior Vice President,
Marketing

PENNSYLVANIA LIFE INSURANCE COMPANY

WILLIAM E. WEHNER, CLU, FLMI
President

GEORGE T. ELDRIDGE, JR.
Senior Vice President,
Information Services

PETER A. ENGLISH
Senior Vice President,
Marketing

PENNCORP LIFE INSURANCE COMPANY (CANADA)

J. PAUL EDMONDSON
President and
Chief Executive Officer

LYNN GRENIER-LEW, FSA, FCIA, MAAA
Senior Vice President,
Finance

ROSLIND NELLES
Senior Vice President,
Administration

SYLVAIN GOULET, FSA, FCIA, MAAA
Appointed Actuary,
Eckler Partners, Ltd.

PYRAMID LIFE INSURANCE COMPANY

GLENN PARKER, CLU, ChFC
Executive Vice President and
Chief Marketing Officer

CHCS SERVICES, INC.

GARY JACOBS
President

JASON J. ISRAEL
Chief Operating Officer

PATRICK BOUDREAUX
Senior Vice President,
Information Technology

MAUREEN LILLIS
Senior Vice President,
Long Term Care

FELISSE PINSKY, A.R.N.P.
Senior Vice President,
Customer Contact

LARRY POPE
Senior Vice President,
Client Relations

LINDA SHOENFELT
Senior Vice President,
Medicare Supplement

CONNER TAYLOR, CPA
Senior Vice President and
Chief Financial Officer

INSURANCE SUBSIDARIES

Independent Directors

DAVID F. BOLGER
Chief Executive Officer,
Bolger & Co., Inc.

DOUGLAS A. BRUNT
Retired

MICHAEL J. GOUGH
Partner,
Osler, Haskin & Harcourt

WALTER L. HARRIS
President,
Tanenbaum-Harber Co., Inc.

HARRY B. HENSHEL
Vice Chairman,
Bulova Corporation

DOUGLAS J. HICKS
Retired

JEFFREY LAIKIND
Managing Director,
Shikiar Asset Management

GERALD WEINER
President,
PennCorp Canada

Design by Addison www.addison.com

UNIVERSAL AMERICAN FINANCIAL CORP.
Six International Drive
Rye Brook, New York 10573-1068
tel (914) 934-5200 ~ fax (914) 934-0700
www.uafc.com